                  REVISED PRELIMINARY COPY. CONFIDENTIAL, FOR
                           USE OF THE COMMISSION ONLY

                          REGISTRATION NO. [        ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10

                            ------------------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           NEW RALCORP HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  MISSOURI                                       43-1668051
          (State of Incorporation)                  (I.R.S. Employer Identification No.)
               800 MARKET ST.,                                      63101
             ST. LOUIS, MISSOURI                                 (Zip Code)
  (Address of Principal Executive Offices)

                                 (314) 877-7000
              (Registrant's Telephone Number, Including Area Code)

                            ------------------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                         NAME OF EACH EXCHANGE ON WHICH
                    TITLE OF EACH CLASS TO BE SO REGISTERED
                         EACH CLASS IS TO BE REGISTERED
Common Stock, $.01 par value.......................New York Stock Exchange, Inc.
Common Stock Purchase Rights.......................New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act: None

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           NEW RALCORP HOLDINGS, INC.

                I. INFORMATION INCLUDED IN INFORMATION STATEMENT
              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

ITEM
NO.                    ITEM CAPTION                      LOCATION IN INFORMATION STATEMENT
----    ------------------------------------------   ------------------------------------------
 1.     Business..................................   BUSINESS SEGMENT INFORMATION; BUSINESS AND
                                                     PROPERTIES
 2.     Financial Information.....................   SUMMARY SELECTED HISTORICAL FINANCIAL
                                                     INFORMATION; DISCUSSION OF UNAUDITED PRO
                                                     FORMA COMBINED FINANCIAL INFORMATION;
                                                     UNAUDITED PRO FORMA COMBINED FINANCIAL
                                                     INFORMATION; MANAGEMENT'S DISCUSSION AND
                                                     ANALYSIS OF FINANCIAL CONDITION AND
                                                     RESULTS OF OPERATIONS; BUSINESS SEGMENT
                                                     INFORMATION
 3.     Properties................................   BUSINESS AND PROPERTIES--Properties
 4.     Security Ownership of Certain Beneficial
        Owners and Management.....................   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                                     OWNERS OF NEW RALCORP STOCK
 5.     Directors and Executive Officers..........   MANAGEMENT
 6.     Executive Compensation....................   EXECUTIVE COMPENSATION
 7.     Certain Relationships and Related
        Transactions..............................   AGREEMENTS AMONG RALCORP, GENERAL MILLS,
                                                     AND NEW RALCORP; CERTAIN TRANSACTIONS
 8.     Legal Proceedings.........................   BUSINESS AND PROPERTIES--Litigation
 9.     Market Price of and Dividends on the
        Registrant's Common Equity and Related
        Stockholder Matters.......................   THE DISTRIBUTION--Listing and Trading of
                                                     New Ralcorp Common Stock
11.     Description of Registrant's Securities to
        be Registered.............................   DESCRIPTION OF NEW RALCORP CAPITAL STOCK;
                                                     ANTI-TAKEOVER EFFECTS OF CERTAIN
                                                     PROVISIONS
12.     Indemnification of Directors and
        Officers..................................   INDEMNIFICATION OF OFFICERS AND DIRECTORS
                                                     OF NEW RALCORP
13.     Financial Statements and Supplementary
        Data......................................   INDEX TO FINANCIAL INFORMATION

             II. INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

     New Ralcorp Holdings, Inc. ("New Ralcorp") was incorporated as a Missouri corporation on October 23, 1996. It issued 1000 shares of its $.01 par value common stock to Ralcorp Holdings, Inc. ("Ralcorp"), a Missouri corporation, on that date in consideration of Ralcorp's capital contribution of $10. Such issuance was exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof because such issuance did not involve any public offering of securities.

ITEM 14. DISAGREEMENT WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements -- See Index to Financial Information

     (b) Exhibits:

     EXHIBIT NO.                                    DESCRIPTION
     -----------    ----------------------------------------------------------------------------
         2.1        Form of Reorganization Agreement
         2.2        Form of Tax Sharing Agreement
         2.3        Form of Transition Services--Supply Agreement
         2.4        Form of Technology Agreement
         2.5        Form of Trademark Agreement
         2.6        Form of Agreement and Plan of Merger
         3.1        Form of Articles of Incorporation of New Ralcorp Holdings, Inc.
         3.2        Form of Bylaws of New Ralcorp Holdings, Inc.
         4.1        Form of Shareholder Protection Rights Agreement between New Ralcorp
                    Holdings, Inc. and Boatmen's Trust Company, as Rights Agent
        10.01       Form of New Ralcorp Incentive Stock Plan
        10.02       Forest Services Permits (P)
        10.03       Form of Management Continuity Agreement
        10.04       Form of Employment Agreement For Mr. Joe R. Micheletto
        10.05(a)    Form of Employment Agreement for Mr. James A. Nichols
        10.05(b)    Form of Employment Agreement for Mr. Kevin J. Hunt
        10.05(c)    Form of Employment Agreement for Mr. Robert W. Lockwood
        10.05(d)    Form of Employment Agreement for Mr. David P. Skarie
        10.06       Change in Control Severance Plan
        10.07       Split Dollar Second to Die Life Insurance Arrangement
        10.08       Deferred Compensation Plan For Non-Management Directors
        10.09       Deferred Compensation Plan For Key Employees
        10.10       Executive Life Insurance Plan
        10.11       Executive Health Plan
        10.12       Executive Long Term Disability Plan
        10.13       Form of Indemnification Agreement
        10.14       Supplemental Retirement Plan
        10.15       Executive Savings Investment Plan
        10.16       Stock Purchase Agreement By and Among Vail Resorts, Inc., Ralston Foods,
                    Inc. and Ralston Resorts, Inc. dated July 22, 1996.
        21          List of New Ralcorp Subsidiaries
        27          Financial Data Schedule

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          NEW RALCORP HOLDINGS, INC.

                                          By:      /s/ Joe R. Micheletto

                                            ------------------------------------
                                                     Joe R. Micheletto
                                                Chief Executive Officer and
                                                          President

December 27, 1996

                             INFORMATION STATEMENT

                             RALCORP HOLDINGS, INC.
                                   SPINOFF OF

                                  NEW RALCORP
                      THROUGH A COMMON STOCK DISTRIBUTION

     We are sending you this Information Statement together with a separate Proxy Statement-Prospectus, which describes the proposed sale of Ralcorp's brand-name cereals and snacks businesses to General Mills, Inc. We intend to accomplish that transaction by transferring all our other businesses to a new company (New Ralcorp), spinning off New Ralcorp to our shareholders, and then merging the remaining brand-name cereals and snacks businesses with General Mills.

     This Information Statement provides important information on the business and financial condition of New Ralcorp after the spinoff and merger. You should read the entire document very carefully. For a more detailed description of the new company's businesses, please review the pro forma financial information beginning on page 7 and the section Business and Properties beginning on page
45. Because we are a new company with no operating history, pay particular attention to Risk Factors beginning on page 15. For more detailed information on the spinoff and merger, see the Proxy Statement-Prospectus.

     We are asking our shareholders to vote in favor of a tax-free spinoff and merger that, if approved, will result in the following changes.

AFTER THE SPINOFF

     New Ralcorp will own and operate:

        - the private label cereal business;

        - the Beech-Nut baby food business;

        - the Bremner cracker and cookie business; and

        - three ski resorts in Colorado.

     We have agreed to sell the ski resorts to Vail Resorts, Inc. before or soon after the spinoff and merger are complete if the appropriate governmental and/or court approvals are obtained.

AFTER THE MERGER

     Ralcorp will:

        - own and operate only the branded cereals and snack mix businesses;

        - merge with a subsidiary of General Mills; and

        - be owned by General Mills.

     Neither the spinoff nor the merger will occur unless both the spinoff and the merger are approved by the Ralcorp shareholders. If both are approved at the shareholders' meeting, we expect them to occur on January 31, 1997. If you own Ralcorp common stock on the date the spinoff and merger occur, we will mail you new stock certificates to represent your ownership in New Ralcorp. It is a share for share exchange. Also, General Mills will send you instructions on exchanging each share of Ralcorp common stock you own on the date the spinoff and merger occur for a fractional share of General Mills common stock.

     We expect New Ralcorp's common stock to trade on the New York Stock Exchange under the symbol "RAH." New Ralcorp will change its name to Ralcorp Holdings, Inc., after the spinoff and merger are complete.
--------------------------------------------------------------------------------

     NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORS HAVE APPROVED THE NEW RALCORP COMMON STOCK TO BE ISSUED OR DETERMINED IF THIS DOCUMENT IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
  THIS INFORMATION STATEMENT WAS FIRST MAILED TO SHAREHOLDERS ON DECEMBER 30,
                                     1996.

                             INFORMATION STATEMENT

                               TABLE OF CONTENTS

                DESCRIPTION                  PAGE
-------------------------------------------- ----
QUESTIONS AND ANSWERS ABOUT THE SPINOFF OF
  NEW RALCORP COMMON STOCK..................   1
SUMMARY OF CERTAIN INFORMATION..............   2
DISCUSSION OF UNAUDITED PRO FORMA COMBINED
  FINANCIAL INFORMATION.....................   4
UNAUDITED PRO FORMA COMBINED FINANCIAL
  INFORMATION...............................   7
SUMMARY SELECTED HISTORICAL FINANCIAL
  INFORMATION...............................  11
WHERE YOU CAN FIND MORE INFORMATION.........  12
INTRODUCTION................................  13
RISK FACTORS................................  15
  No Operating History as an Independent
    Company; Pro forma and Projected
    Losses..................................  15
  Retention of Contingent Liabilities
    Associated with Divested Operations.....  15
  No Prior Market for New Ralcorp Common
    Stock...................................  15
  Absence of Dividends......................  16
  Certain Anti-takeover Effects.............  16
  Certain Federal Income Tax
    Considerations..........................  16
  Indemnification Agreement with General
    Mills...................................  16
  Requirement of New Ralcorp to Maintain a
    Minimum Net Worth.......................  17
  Competition Has Intensified in the Cereal
    Category................................  17
  Prices of Key Ingredients Can Be
    Volatile................................  17
  Significant Ownership of Vail Stock If
    Resort Operations Sold..................  18
  High Debt Level and Restrictive Covenants
    if Resort Operations Not Sold...........  18
  Financial Risks Associated with Operating
    Ski Resorts.............................  18
  Inability to Attract or Retain Key
    Personnel...............................  18
THE DISTRIBUTION............................  19
  Background and Reasons for the
    Distribution............................  19
  Manner of Effecting the Distribution......  19
  Certain Federal Income Tax
    Considerations..........................  20
  Listing and Trading of New Ralcorp Common
    Stock...................................  22
  Disposition of New Ralcorp Common Stock
    Received by Benefit Plans...............  23
REGULATORY APPROVALS........................  23
AGREEMENTS AMONG RALCORP, GENERAL MILLS AND
  NEW RALCORP...............................  24
  Reorganization Agreement..................  24
  Terms of the Other Ancillary Agreements...  28
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS................................  35
  Overview..................................  35
  Operating Results.........................  36
  Fiscal 1996 Compared to Fiscal 1995.......  36
  Fiscal 1995 Compared to Fiscal 1994.......  38
  Liquidity and Capital Resources...........  39
  Outlook...................................  41
  Environmental Matters.....................  41
  Accounting Pronouncements.................  42
  Inflation.................................  42
  Cautionary Statement on Forward-Looking
    Statements..............................  42
BUSINESS SEGMENT INFORMATION................  44

                DESCRIPTION                  PAGE
-------------------------------------------- ----
BUSINESS AND PROPERTIES.....................  45
  Overview..................................  45
  Strategy..................................  45
  Private Label Cereal Business.............  46
  Baby Food Business........................  46
  Cracker and Cookie Business...............  46
  Resort Operations.........................  47
  Competition...............................  47
  Employees.................................  48
  Potential Adverse Effects of Economic
    Slowdown................................  48
  Raw Materials.............................  48
  Governmental Regulation; Environmental
    Matters.................................  48
  Properties................................  49
  Litigation................................  49
  Cautionary Statement on Forward-Looking
    Statements..............................  50
DESCRIPTION OF CERTAIN NEW RALCORP
  INDEBTEDNESS..............................  50
MANAGEMENT..................................  52
  Directors of New Ralcorp..................  52
  Directors' Meetings, Fees and
    Committees..............................  53
  Executive Officers of New Ralcorp.........  54
EXECUTIVE COMPENSATION......................  55
  Introduction and Summary..................  55
  Stock Options.............................  56
  Compensation Pursuant to Plans............  57
  Employment/Severance Agreements...........  57
  Retirement Plan...........................  58
  Incentive Stock Plan......................  59
  Savings Investment Plan...................  61
  Deferred Compensation Plan for Key
    Employees...............................  62
  Other Benefit Plans.......................  62
CERTAIN TRANSACTIONS........................  63
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
  OWNERS OF NEW RALCORP COMMON STOCK........  64
DESCRIPTION OF NEW RALCORP CAPITAL STOCK....  66
  Authorized Capital Stock..................  66
  New Ralcorp Common Stock..................  66
  New Ralcorp Preferred Stock...............  66
  Common Stock Purchase Rights..............  66
ANTI-TAKEOVER EFFECTS OF CERTAIN
  PROVISIONS................................  68
  Limitations on Changes in Board
    Composition and Other Actions by
    Shareholders............................  68
  Preferred and Common Stock................  69
  Fair Price Provisions.....................  70
  Amendment of Certain Provisions of the New
    Ralcorp Articles and Bylaws.............  70
  Rights....................................  70
  Management Continuity Agreements; Other
    Severance Arrangements..................  70
  Statutory Provisions......................  70
INDEMNIFICATION OF OFFICERS AND DIRECTORS OF
  NEW RALCORP...............................  70
SHAREHOLDER PROPOSALS.......................  71
INDEPENDENT ACCOUNTANTS.....................  71
INDEX OF DEFINED TERMS......................  72
INDEX TO FINANCIAL INFORMATION.............. F-i

                          QUESTIONS AND ANSWERS ABOUT
                    THE SPINOFF OF NEW RALCORP COMMON STOCK

Q. WHEN WILL THE SPINOFF OCCUR?

A: If the Ralcorp shareholders approve the spinoff and merger, the parties will complete the transactions as soon as possible. Currently, the parties anticipate completing the spinoff and the merger on the last business day of the month in which shareholder approval is received (anticipated to be January 31, 1997). You should receive your New Ralcorp common stock certificate within several weeks after the completion of the transactions.

Q. WHAT BUSINESSES WILL NEW RALCORP OWN?

A. After the spinoff, New Ralcorp will own the private label cereal and cracker and cookie businesses and Beech-Nut baby food business currently owned by Ralcorp. Additionally, if Ralcorp's ski resort operations are sold prior to the spinoff, New Ralcorp will own approximately 22% of Vail Resorts common stock. If the sale is not completed prior to the spinoff, New Ralcorp will also own the ski operations currently owned by Ralcorp. Please read the information on New Ralcorp's businesses and the associated risks beginning on pages 45 and 15.

Q. WHAT WILL I RECEIVE IN THE SPINOFF?

A. For every share of Ralcorp stock, you will receive one share of New Ralcorp common stock. You will also receive a common stock purchase right similar to the rights you have with your existing Ralcorp shares. These rights are designed to encourage a potential acquiror of a large percentage of New Ralcorp common stock to negotiate with the New Ralcorp Board of Directors before making a large purchase. They are also designed to protect shareholders in the event that someone makes a large purchase of New Ralcorp common stock that the New Ralcorp Board of Directors concludes is not in the best interests of the Company and its shareholders. A description of the rights begins on page 66.

Q. WILL NEW RALCORP PAY DIVIDENDS?

A. The Board of Directors does not expect to pay cash dividends on New Ralcorp stock. New Ralcorp expects to incur a loss in fiscal year 1997 and any excess cash will be used to fund working capital, future acquisitions and capital expenditures, and purchase its own stock.

Q. DO I HAVE TO PAY TAXES ON THE RECEIPT OF NEW RALCORP COMMON STOCK?

A. The spinoff of New Ralcorp common stock will be tax-free to Ralcorp shareholders for federal income tax purposes. To review the tax consequences of the spinoff and merger in greater detail, see page 20.

Q. WILL MY NEW RALCORP STOCK BE LISTED ON THE NEW YORK STOCK EXCHANGE?

A. Yes, we anticipate that New Ralcorp common stock will be trading under the symbol "RAH" subject to official notice.

Q. WHAT HAPPENS TO MY EXISTING RALCORP STOCK?

A. You will receive written instructions for exchanging your existing Ralcorp stock for shares of General Mills common stock.

Q. WHAT WILL HAPPEN TO THE TRADING OF RALCORP AND NEW RALCORP STOCK?

A. Beginning on or about January 29, 1997, and continuing through January 31, 1997, you will only be able to sell your Ralcorp stock with due bills for New Ralcorp stock. This means that you will give up your right to receive New Ralcorp stock if you sell your Ralcorp stock during this time. The New Ralcorp stock certificates will have to be delivered by the seller to the buyer once the seller receives the certificates. After January 31, 1997, there will be no trading in Ralcorp stock.

   Beginning on or about February 3, 1997, we expect that investors will be able to buy and sell New Ralcorp stock on a when-issued basis until the actual certificates are available.

   You should consult your own financial advisors before you attempt to make any of these types of sales and make sure that these advisors understand your intentions with respect to the sale.

                         SUMMARY OF CERTAIN INFORMATION

     This summary highlights selected information from this document. It may not contain all of the information that is important to you. To better understand the transactions and for a more complete description of the legal terms of the spinoff and the merger, you should read carefully this entire document, the Proxy Statement-Prospectus relating to the merger, and other documents referred to in the summary.

THE SPINOFF

  If you have questions about Ralcorp, New       If you have questions about the mailing or
   Ralcorp or your stockholdings in either            receipt of your New Ralcorp stock
          company, please contact:                      certificates, please contact:
           Ralcorp Holdings, Inc.                          Boatmen's Trust Company
        800 Market Street, Suite 2900                        100 North Broadway
          St. Louis, Missouri 63101                       St. Louis, Missouri 63101
               (314) 877-7046                                  (314) 466-3000

WHY RALCORP IS DISTRIBUTING NEW RALCORP COMMON STOCK

     General Mills and Ralcorp have agreed that General Mills will acquire the Ralcorp business which manufactures and sells branded cereals and snack mix, which we refer to as the "Branded Business." In order to separate the Branded Business from the rest of the Ralcorp businesses, it is necessary to transfer these other businesses to a new subsidiary (New Ralcorp) and distribute the shares of New Ralcorp to our shareholders.

     The stock of New Ralcorp will be distributed to existing Ralcorp shareholders as a dividend, leaving behind only the Branded Business in Ralcorp and another new Ralcorp subsidiary. We refer to this other Ralcorp subsidiary as the "Branded Subsidiary." New Ralcorp will own all of Ralcorp's businesses except the Branded Business at the time of this distribution, which is commonly referred to as a spinoff.

     Immediately after the spinoff, General Mills will exchange its common stock for Ralcorp common stock. As a result, General Mills will own Ralcorp and the Branded Subsidiary. Former Ralcorp shareholders will retain their interest in the businesses to be run by New Ralcorp. Additionally, former Ralcorp shareholders will own General Mills common stock.

     New Ralcorp will change its name to Ralcorp Holdings, Inc.

THE NEW RALCORP BUSINESSES

     After completion of the spinoff and the merger, New Ralcorp will focus on private label consumer products and baby foods. Management believes that the new focus, along with a planned reduction in its cost structure, will enhance the prospects for profitability in these businesses.

     Private Label Cereal Business. New Ralcorp will remain in the private label cereal business, where it holds an estimated 55% to 60% of the sales volume in the private label, ready-to-eat cereal segment. Excluding New Ralcorp's Keystone, Breckenridge and Arapahoe Basin ski resorts in Colorado (Resort Operations), it is expected that approximately 50% of New Ralcorp's total sales will come from this business.

     Baby Food Business. New Ralcorp's Beech-Nut baby food business is the second largest manufacturer of baby food, juices and cereals in the United States. Excluding Resort Operations, it is expected that about 33% of New Ralcorp's total sales will be generated from this business.

     Bremner Cracker and Cookie Business. New Ralcorp will continue manufacturing private label crackers and cookies and Ry-Krisp brand crackers for sale in the United States. Management believes that New Ralcorp is a leader in this business. New Ralcorp has recently expanded its product lines to include shredded wheat crackers. Excluding Resort Operations, management expects this business will generate about 17% of New Ralcorp's total sales.

     Resort Operations. New Ralcorp will continue to own the Keystone, Breckenridge and Arapahoe Basin ski resorts in Colorado. New Ralcorp has decided to sell the ski resorts to Vail Resorts, Inc. (Vail). The transaction is subject to governmental approval and possibly court approval which may or may not be received. If the transaction is approved, Vail will pay for the ski resorts by issuing common stock to New Ralcorp representing approximately 22% of the outstanding stock of Vail and assuming the ski resorts' debt. If the transaction is not approved, management will review whether to retain the ski resorts and operate them as a core business or explore other strategic alternatives with respect to the ski resorts.

RELATIONSHIP BETWEEN NEW RALCORP AND GENERAL MILLS AFTER THE SPINOFF AND MERGER

     After the spinoff, New Ralcorp will be a separate company. Ralcorp, General Mills and New Ralcorp will enter into agreements to help in the separation and transition of the Branded Business. The agreements deal with many operational issues, including:

     (a) the separation of the Branded Business from the remaining businesses;

     (b) transitional services to be provided by New Ralcorp to Ralcorp once Ralcorp is owned by General Mills;

     (c) the sharing of technology between the Branded Business and New Ralcorp;

     (d) the supply of specific cereal products by New Ralcorp to General Mills and Ralcorp; and

     (e) the allocation of certain tax and other liabilities among New Ralcorp, General Mills and Ralcorp.

     Under these agreements, General Mills and Ralcorp, on one hand, and New Ralcorp, on the other hand, agree to compensate each other after the spinoff for certain losses, damages, claims and liabilities resulting from the operations of the Branded Business. Additionally, General Mills and New Ralcorp will each agree to reimburse the other for certain tax liabilities. Detailed information about these agreements can be found in the section titled "AGREEMENTS AMONG RALCORP, GENERAL MILLS, AND NEW RALCORP."

RISK FACTORS

     Shareholders should carefully review the matters discussed under the section titled "RISK FACTORS."

                           NEW RALCORP HOLDINGS, INC.

        DISCUSSION OF UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     The following discussion deals solely with the unaudited pro forma financial condition and results of operations of the New Ralcorp businesses, under scenarios that exclude and include the Resort Operations. Although New Ralcorp management is presently committed to the sale of its Resort Operations to Vail, it remains a possibility that the contemplated sale will not receive the requisite governmental approval. Therefore, we discuss New Ralcorp under both circumstances. Please refer to the section "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION" for presentation of the unaudited pro forma combined financial statements and associated pro forma adjustments made to historical financial information. Since New Ralcorp was not in existence for the period shown, the unaudited pro forma information may not necessarily reflect future results of operations or what the results of operations would have been had the formation of New Ralcorp and its related businesses occurred at the beginning of the period shown.

OVERVIEW

     New Ralcorp manufactures, distributes and markets private label ready-to-eat and hot cereals, branded baby foods and private label crackers and cookies in the United States and owns three ski resorts in Colorado. In addition, if the sale of New Ralcorp's ski resorts is completed, as presently contemplated, New Ralcorp will maintain a 22% equity interest in Vail. All industries in which New Ralcorp participates are both highly competitive and price sensitive. Management, however, believes that a renewed focus on solely private label consumer food products and branded baby foods, as well as a significant reduction in the Company's current consumer foods cost structure, should allow New Ralcorp to operate profitably in the future. New Ralcorp's businesses including the Resort Operations are expected to maintain a $200 million credit facility (with an initial funded amount expected to be approximately $137 million) and $28.3 million in pre-existing long-term debt associated with the Resort Operations. If management determines that a lower debt level for New Ralcorp is advisable, then Ralcorp may assign General Mills more than the currently anticipated $210 to $240 million in Ralcorp debt. However, Ralcorp and General Mills have agreed that General Mills will not assume more than $300 million in Ralcorp debt. If the sales of the Resort Operations and the branded ready-to-eat cereal and snack mix businesses are completed, as currently structured, New Ralcorp will have little or no debt obligations. In such event, New Ralcorp would maintain a $50 million credit facility to fund working capital needs.

PRO FORMA RESULTS OF OPERATIONS

     Included in the Pro Forma Combined Statement of Earnings for the year ended September 30, 1996 are significant restructuring and nonrecurring charges. The restructuring charge reflects New Ralcorp's allocation of certain restructuring costs related to the Company's private label cereal operations ($14.0 million, pre-tax) and the nonrecurring charges reflect the impairment of long-lived assets related to the Company's private label cereal and consumer hot cereal operations ($109.5 million, pre-tax).

     Pro forma sales of the New Ralcorp businesses for the year ended September 30, 1996 were $505.3 million excluding Resort Operations and $640.7 million including Resort Operations. Pro forma operating loss of the New Ralcorp businesses, exclusive of Resort Operations, for the year ended September 30, 1996 was $11.3 million, which reflects the difficult operating environment currently faced by New Ralcorp's private label cereal business, and the fact that significant planned reductions to New Ralcorp's operating cost structure have not yet occurred. The Pro Forma Combined Statement of Earnings presents a revenue base that excludes branded cereals and snacks, while the reflected cost structure was designed to service a much larger combined branded and private label consumer foods company. Including Resort Operations, New Ralcorp operating profit was $11.7 million for the same period. The following provides a reconciliation of the pro forma operating results for the year ended September 30, 1996 to the loss before income taxes reflected on the Pro Forma Combined Statement of Earnings for the same period:

                                                                                 YEAR ENDED
                                                                             SEPTEMBER 30, 1996
                                                                         --------------------------
                                                                          WITHOUT           WITH
                                                                           RESORT          RESORT
                                                                         OPERATIONS      OPERATIONS
                                                                         ----------      ----------
Operating (Loss) Profit...............................................    $  (11.3)       $   11.7
                                                                            ------          ------
Restructuring charge..................................................       (14.0)          (14.0)
Nonrecurring charges..................................................      (109.5)         (109.5)
Interest expense......................................................        (1.0)          (11.5)
Equity earnings in Vail Resorts.......................................         4.5
Unallocated Corporate and Miscellaneous expense.......................       (10.6)          (10.6)
                                                                            ------          ------
(Loss) Earnings before Income Taxes...................................    $ (141.9)       $ (133.9)
                                                                            ------          ------
Income Taxes..........................................................       (53.0)          (49.4)
                                                                            ------          ------
Net (Loss) Earnings...................................................       (88.9)          (84.5)
Restructuring and Nonrecurring charges, net of tax....................       (77.6)          (77.6)
                                                                            ------          ------
Net (Loss) Earnings excluding Restructuring and Nonrecurring
  charges.............................................................    $  (11.3)       $   (6.9)
                                                                            ======          ======

     The pro forma net loss of New Ralcorp, exclusive of Resort Operations and the previously mentioned restructuring and nonrecurring charges, was $11.3 million for the year ended September 30, 1996. After giving effect to the Resort Operations earnings, and eliminating the equity earnings in Vail Resorts, the New Ralcorp pro forma net loss was $6.9 million for fiscal 1996. Management believes that operating results exclusive of any restructuring or nonrecurring charges provides the most pertinent presentation of New Ralcorp's operations. Including the restructuring and nonrecurring charges, the pro forma net loss for the year ended September 30, 1996 was $88.9 million, excluding Resort Operations, as reflected on the Pro Forma Combined Statement of Earnings. New Ralcorp pro forma net loss, including Resort Operations and the restructuring and nonrecurring charges, was $84.5 million for this same period. Significant in the determination of New Ralcorp's pro forma net loss is the reduction of interest expense that will benefit New Ralcorp assuming completion of both contemplated sale transactions or only the sale of the branded cereal and snack business. The Pro Forma Combined Statement of Earnings does not reflect a restructuring charge New Ralcorp expects to record early in fiscal 1997 after completion of the Merger. See further discussion of this restructuring charge in the "Outlook" section of this "DISCUSSION OF UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION."

LIQUIDITY AND FINANCIAL CONDITION

     New Ralcorp, while a part of the Company, obtained the funds for its operating and working capital needs through the Company's centrally managed credit facility and corporate cash management functions. After giving effect to the spinoff and the merger, New Ralcorp is expected to maintain a $200 million credit facility and the $28.3 million in pre-existing long-term debt associated with the Resort Operations. Upon the planned sale of Resort Operations, New Ralcorp would be essentially debt free. New Ralcorp would not need a long-term credit facility after the sale of Resort Operations and would instead maintain a working capital facility estimated at $50 million. Management is presently negotiating with several lending institutions with respect to its credit requirements. Management is confident that New Ralcorp will be able to secure the necessary credit arrangements on satisfactory terms, although the terms may be more restrictive than those of Ralcorp's current credit facility.

     The businesses of New Ralcorp have historically focused on generating positive cash flows through operations. Management believes that New Ralcorp, with or without Resort Operations, will continue to generate operating cash flow through its mix of businesses and expects that future liquidity requirements will be met through a combination of operating cash flow and strategic use of borrowings available under credit arrangements. Capital expenditures for fiscal 1997 are expected to be approximately $25-$30 million or $45-$50 million including Resort Operations. In future years, management expects to maintain capital spending in line with New Ralcorp's annual depreciation and amortization expenses, which are estimated to be approximately $21 million in fiscal 1997 excluding Resort Operations, or approximately $38 million including Resort Operations.

OUTLOOK

     Management expects that New Ralcorp will continue to be negatively affected by the competitive environment that exists in the ready-to-eat cereal category which has experienced wholesale price reductions. To be successful, New Ralcorp must achieve and maintain an effective price gap between its private label products and the products of top branded cereal competitors. New Ralcorp management intends to take the steps necessary to remove excess costs from its cereal operations in order to attain a cost basis that will allow maintenance of an adequate price gap and still provide a quality alternative to branded cereals. However, management anticipates that it will take time to identify and act on those cost saving initiatives, and that during this transition the financial results of New Ralcorp's cereal operations will be under significant pressure. Excluding Resort Operations, management anticipates that New Ralcorp will record an operating loss for fiscal 1997. This loss will be partially mitigated by anticipated positive operating results from Beech-Nut and Bremner. Should New Ralcorp operate the ski resort business through the second quarter of fiscal 1997, the time period in which Resort Operations historically records more than the entire fiscal year's operating profit, management anticipates that New Ralcorp would record an operating profit for its full fiscal 1997 year.

     In light of the anticipated losses and cost restructuring during the transition described above, it is anticipated that New Ralcorp will take a restructuring charge in fiscal 1997, after completion of the distribution and the merger. The amount of the restructuring charge is currently estimated to be in the range of $20-$25 million and will cover both process efficiency initiatives and headcount reductions throughout all cereal operations and corporate support groups. This anticipated restructuring charge has not been recorded as of September 30, 1996 because the requirements of applicable accounting pronouncements have not currently been met. In addition, the merger is subject to shareholder approval and any restructuring charge is directly attributable to completion of the merger. Accordingly, the anticipated restructuring charge will be recorded in the same period in which the merger is completed.

     The outlook for the remainder of New Ralcorp's businesses is generally positive. In baby foods, despite a declining birth rate in the United States, over the past several fiscal years Beech-Nut has been able to record operating profit increases by continuing to focus on the production of high quality baby food products. The production of quality products, maintaining its presence in key regional areas and continued emphasis on controlling and cutting costs, create a positive outlook for Beech-Nut. The baby food business does, however, face significant competitive pressures, principally from the leading baby food manufacturer, Gerber Products Company. The Bremner cracker and cookie business has performed reasonably well after two years, fiscal years 1993 and 1994, of operating losses resulting from the forced relocation of its primary production facility. Management anticipates continuing to improve earnings through new product introductions, adding new customers and improving sales mix towards higher margin products. However, the cracker and cookie business faces significant competition from large branded and small regional private label manufacturers. A major capital project at the Bremner manufacturing plant was completed during the fourth quarter of fiscal 1996 which should allow the production and shipping of private label shredded wheat cereals and crackers to begin in early fiscal 1997. Operating results of New Ralcorp are heavily dependent on the completion of the sale transaction with Vail and the timing of any such sale. Should New Ralcorp operate the ski resorts business through the historically profitable second quarter of fiscal 1997, New Ralcorp will likely generate operating profit for the full year. Resort Operations' results are, however, highly dependent on weather conditions and consumers' discretionary spending trends, both of which are out of the control of New Ralcorp's management.

     Please read the sections "RISK FACTORS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Cautionary Statement on Forward-Looking Statements."

                           NEW RALCORP HOLDINGS, INC.
               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     New Ralcorp was organized for the purpose of effecting the spinoff and the merger and has no operating history as an independent company. The Ralcorp historical financial statements presented in the "Ralcorp Historical" columns on the following unaudited pro forma combined financial statements reflect periods during which the various spun-off businesses operated as divisions or subsidiaries of Ralcorp. Because these historical financial statements are the historical financial statements of Ralcorp, they also include the results of operations and financial position of the Branded Business which Ralcorp has agreed to sell to General Mills, and the Resort Operations, which Ralcorp has agreed to sell to Vail. Therefore, the historical financial statements do not reflect the combined results of operations or financial position that would have existed had New Ralcorp been an independent company. Since New Ralcorp was not in existence for the period shown, the unaudited pro forma information may not necessarily reflect future results of operations or what the results of operations would have been had the formation of New Ralcorp and its related businesses occurred at the beginning of the period shown.

     The pro forma combined statement of earnings for the year ended September 30, 1996 presents the combined results of New Ralcorp's operations assuming that the distribution and the sale of the Resort Operations had occurred as of October 1, 1995. This statement of earnings has been prepared by adjusting the historical statement of earnings for the effect of costs and expenses and the recapitalization which might have occurred had the spinoff and the sale of the Resort Operations occurred on October 1, 1995.

     The pro forma combined balance sheet at September 30, 1996 presents the combined financial position of New Ralcorp assuming the spinoff and the sale of the Resort Operations had occurred at that date. This balance sheet data has been prepared by adjusting the historical balance sheet for the effect of assets, liabilities and recapitalization which might have occurred had the spinoff and the sale of the Resort Operations occurred on September 30, 1996.

     The "Branded Business" and "Resort Operations" columns in the pro forma combined statement of earnings represents the combined historical results of operations of the Branded Business and the Resort Operations, respectively. The "Branded Business" column in the pro forma combined balance sheet at September 30, 1996 represents the specific assets and liabilities of the Branded Business that will be acquired by General Mills once the spinoff has been effected. Such assets and liabilities are not representative of those assets and liabilities reflected on the September 30, 1996 historical balance sheet of the Branded Business presented in the Proxy Statement-Prospectus. The "Resort Operations" column in the pro forma combined balance sheet at September 30, 1996 represents the combined financial position of the Resort Operations at September 30, 1996.

     Please read the notes to the Unaudited Pro Forma Combined Financial Information beginning on page 10 for a discussion of adjustments made to Ralcorp's historical financial information in order to calculate the New Ralcorp pro forma financial information.

                           NEW RALCORP HOLDINGS, INC.

                    PRO FORMA COMBINED STATEMENT OF EARNINGS
                      (IN MILLIONS EXCEPT PER SHARE DATA)
                         YEAR ENDED SEPTEMBER 30, 1996

                                                                                                    RESORT
                                               BRANDED BUSINESS                                   OPERATIONS
                                                 DISPOSITION                                     DISPOSITION
                                                 ADJUSTMENTS       NEW RALCORP                   ADJUSTMENTS        NEW RALCORP
                       RALCORP     BRANDED     ----------------    WITH RESORT     RESORT      ----------------    WITHOUT RESORT
                      HISTORICAL   BUSINESS    DEBIT     CREDIT    OPERATIONS    OPERATIONS    DEBIT     CREDIT      OPERATIONS
                      ----------   --------    -----     ------    -----------   ----------    -----     ------    --------------
Net sales...........   $ 1,027.4   $ (386.7)   $  --     $   --      $ 640.7      $ (135.4)    $ --       $ --        $  505.3
                        --------    -------    -----      -----      -------       -------     ----       ----            ----
Costs and expenses:
  Cost of products
    sold............       536.8     (114.1)     5.7(a)                428.4         (91.7)                              336.7
  Selling, general
    and
   administrative...       177.6      (52.5)    15.3(a)                140.4         (14.6)                              125.8
  Advertising and
    promotion.......       233.3     (162.5)                            70.8          (6.1)                               64.7
  Equity earnings in
    Vail Resorts....                                                                                       4.5(b)         (4.5)
  Interest..........        26.8       (4.2)               11.1(c)      11.5         (10.5)                                1.0
  Nonrecurring
    charges.........       109.5                                       109.5                                             109.5
  Restructuring
    charge..........        16.5       (2.5)      --         --         14.0            --       --         --            14.0
                        --------    -------    -----      -----      -------       -------     ----       ----            ----
                         1,100.5     (335.8)    21.0       11.1        774.6        (122.9)      --        4.5           647.2
                        --------    -------    -----      -----      -------       -------     ----       ----            ----
(Loss) earnings
  before income
  taxes.............       (73.1)     (50.9)    21.0       11.1       (133.9)        (12.5)                4.5          (141.9)
Income taxes........       (26.3)     (19.3)      --        3.8(d)     (49.4)         (5.3)     1.7 (d)     --           (53.0)
                        --------    -------    -----      -----      -------       -------     ----       ----            ----
Net (loss)
  earnings..........   $   (46.8)  $  (31.6)   $21.0     $ 14.9      $ (84.5)     $   (7.2)    $1.7       $4.5        $  (88.9)
                        ========    =======    =====      =====      =======       =======     ====       ====            ====
(Loss) earnings per
  common share(e)...   $   (1.42)                                    $ (2.56)                                         $  (2.69)
                        ========                                     =======                                              ====
Outstanding shares
  of common
  stock(e)..........        33.0                                        33.0                                              33.0
                        ========                                     =======                                              ====

                           NEW RALCORP HOLDINGS, INC.

                        PRO FORMA COMBINED BALANCE SHEET
                          (IN MILLIONS EXCEPT SHARES)
                               SEPTEMBER 30, 1996

                                                                                                          RESORT
                                                     BRANDED BUSINESS          NEW                      OPERATIONS        NEW
                                                       DISPOSITION           RALCORP                   DISPOSITION      RALCORP
                                                       ADJUSTMENTS             WITH                    ADJUSTMENTS      WITHOUT
                             RALCORP    BRANDED     ------------------        RESORT       RESORT     --------------     RESORT
                            HISTORICAL  BUSINESS    DEBIT       CREDIT      OPERATIONS   OPERATIONS   DEBIT   CREDIT   OPERATIONS
                            ----------  --------    ------      ------      ----------   ----------   -----   ------   ----------
ASSETS
Current assets:
  Cash.....................   $   --     $   --     $ 13.6(f)   $ 13.6(g)     $   --      $     --    $ --      $--      $   --
  Receivables, less
    allowance for doubtful
    accounts...............     75.5                                            75.5          (6.3)                        69.2
  Inventories..............    103.3      (24.2)                                79.1          (3.8)                        75.3
  Prepaid expenses.........     14.2         --         --         0.7(h)       13.5          (0.8)     --      --         12.7
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
      Total current
        assets.............    193.0      (24.2)      13.6        14.3         168.1         (10.9)                       157.2
Equity investment in Vail
  Resorts..................                                                                           41.8 (i)             41.8
Deferred income taxes......     23.4                   2.8(h)                   26.2          12.3                         38.5
Investments and other
  assets...................     88.1         --         --          --          88.1         (77.9)     --      --         10.2
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
Property at cost...........    537.0      (85.7)                               451.3        (218.9)                       232.4
      Accumulated
        depreciation.......    214.4      (48.4)        --          --         166.0         (71.5)     --      --         94.5
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
                               322.6      (37.3)        --          --         285.3        (147.4)     --      --        137.9
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
      Total assets.........   $627.1     $(61.5)    $ 16.4      $ 14.3        $567.7      $ (223.9)   $41.8     $--      $385.6
                              ======     ======     ======      ======        ======       =======    =====    ===       ======
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of
    long-term debt.........   $  1.8     $   --     $   --      $   --        $  1.8      $   (1.8)   $ --      $--      $   --
  Accounts payable and
    accrued liabilities....    100.6      (10.6)        --          --          90.0         (15.1)     --      --         74.9
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
      Total current
        liabilities........    102.4      (10.6)                                91.8         (16.9)                        74.9
Long-term debt.............    376.6                 227.0(j)     13.6(f)      163.2        (163.2)
Other liabilities..........     40.7       (4.9)                                35.8          (2.0)                        33.8
Commitments and
  contingencies............
General Mills common
  stock....................                          343.0(j)    343.0(k)
Equity:
  Shareholders' equity:
    Common stock -- $.01
      par value, issued
      shares 33,924,848,
      outstanding shares
      32,916,916...........      0.3                                             0.3                                        0.3
    Capital in excess of
      par value............    130.9                  22.7(l)                  108.2                                      108.2
    Retained (deficit)
      earnings.............     (0.2)                  4.7(g)    516.3(j)      168.4                                      168.4
                                                     343.0(k)
Common stock in treasury,
  at cost -- 1,007,932
  shares...................    (22.7)                             22.7(l)
Unearned portion of
  restricted stock
  awards...................     (0.9)        --         --         0.9(m)         --            --      --      --           --
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
      Total shareholders'
        equity.............    107.4         --      370.4       539.9         276.9            --      --      --        276.9
                              ------     ------     ------      ------        ------       -------    -----    ---       ------
      Total liabilities and
        shareholders'
        equity.............   $627.1     $(15.5)    $940.4      $896.5        $567.7      $ (182.1)   $ --      $--      $385.6
                              ======     ======     ======      ======        ======       =======    =====    ===       ======

                           NEW RALCORP HOLDINGS, INC.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    (a) To reflect the fixed costs (i.e., fixed manufacturing, information systems, general administrative and corporate overhead) included in the combined historical results of operations of the Branded Business that will be absorbed by New Ralcorp upon completion of the sale of the Branded Business.
    (b) To reflect New Ralcorp's equity earnings in Vail Resorts. The equity earnings include $1.9 million of amortization income. The amortization income is the result of the basis difference between the net book value of the Resort Operations' net assets contributed to Vail Resorts and New Ralcorp's 22% equity interest in Vail Resorts' net assets. This basis difference is being amortized ratably over 20 years.
    (c) To reduce interest expense due to General Mills assuming $227.0 million of Ralcorp debt upon completion of the sale of the Branded Business. Residual interest expense shown of $1.0 million is related to estimated revolving credit facility debt needed to finance working capital.
    (d) To reflect the tax effect of the pro forma adjustments shown at an effective rate of 38%.
    (e) The weighted average number of shares used to compute New Ralcorp earnings per share is based on the weighted average number of Ralcorp common shares outstanding during fiscal year 1996.
    (f) To record $13.6 million of new indebtedness to be incurred by New Ralcorp immediately prior to the merger and to be assumed by General Mills as a result of the merger. Cash proceeds from this debt will be primarily used for the settlement of transaction expenses described in footnote (g).
    (g) Adjustment to reflect payment of transaction expenses. Expenses incurred in connection with the dispositions are estimated at approximately $13.6 million, consisting of payments for legal, accounting and investment banking fees, redemption of common stock purchase rights, accelerated vesting and cash settlement of stock options and the net assets adjustment. Payments estimated at $4.7 million for the accelerated vesting and cash settlement of stock options will not be recorded as a reduction to the gain described in footnote (j).
    (h) To reflect the write off of the current and deferred tax assets and liabilities associated with the specific assets and liabilities of the Branded Business that will be acquired by General Mills once the distribution has been effected.
    (i) To record New Ralcorp's equity investment in Vail Resorts, which represents the book value of the net assets contributed to Vail Resorts, as presented in the "Resorts Operations" column of the pro forma combined balance sheet. Due to the structure of the transaction, it is accounted for as a non-monetary exchange. Accordingly, no gain or loss on sale will be recorded by New Ralcorp.
    (j) To record the disposition of the Branded Business and the related gain on sale. Proceeds of $570 million are comprised of approximately $343.0 million of General Mills common stock, received by Ralcorp shareholders, and the assumption of approximately $227.0 million in debt and accrued interest by General Mills. Following is the calculation of the gain on sale to be recorded by New Ralcorp:

                   Proceeds.......................................................   570.0
                   Net assets of Branded Business.................................   (46.0)(n)
                   Current deferred tax assets....................................    (0.7)(h)
                   Deferred tax liabilities.......................................     2.8(h)
                   Transaction expenses...........................................   (13.6)(g)
                   Cash settlement of stock options...............................     4.7(g)
                   Accelerated amortization of restricted stock awards............    (0.9)(m)
                                                                                     -----
                       Gain on sale...............................................   516.3(j)
                                                                                     =====

    (k) To reflect the deemed distribution of approximately $343.0 million of the proceeds from the sale of the Branded Business. These proceeds are in the form of General Mills common stock distributed by General Mills directly to Ralcorp shareholders in the merger.
    (l)  To retire treasury stock outstanding as of the merger date.
    (m) To record the accelerated amortization of restricted stock awards.
    (n) Amount represents the specific net assets of the Branded Business, which are reflected in the "Branded Business" column of the pro forma combined balance sheet, that will be acquired by General Mills once the distribution has been effected. While General Mills will acquire all the operations of the Branded Business, certain assets and liabilities reflected in the historical balance sheet of the Branded Business will not be transferred to General Mills and, therefore, the amounts reflected in the "Branded Business" column of the pro forma combined balance sheet vary from the amounts shown in the Branded Business historical balance sheet that is set forth in the Proxy Statement-Prospectus that was mailed to Ralcorp shareholders with this Information Statement. The most significant differences are (i) the elimination of historical receivables associated with the Branded Business, which are being retained by New Ralcorp because it is impracticable to separate the Branded Business receivables from the receivables associated with Ralcorp's remaining private label foods businesses, and (ii) the elimination of fixed assets associated with manufacturing plants (other than Ralcorp's Cincinnati plant, which will be transferred to General Mills) that historically have produced both Branded Business products and private label products, and that will be retained by New Ralcorp. In addition, a portion of Ralcorp's long-term debt was allocated to the Branded Business for purposes of the historical balance sheet, but is not reflected under the column "Branded Business" because the transfer of Ralcorp debt is separately reflected under the column "Branded Business Disposition Adjustments."

               SUMMARY SELECTED HISTORICAL FINANCIAL INFORMATION

     When we report our historical financial information under the federal securities laws, New Ralcorp must continue to include the operations of the Branded Business and the Resort Operations. Our historical financial statements do not reflect what the results of operations or financial positions would have been if we had operated as a separate company. We took the following selected financial information from the consolidated financial statements we included in this document. This selected financial information does not reflect our future performance as an independent company. It is important that you read the sections titled "DISCUSSION OF UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION" and "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION" for reference to what New Ralcorp's results of operations and financial condition might have been had New Ralcorp operated as an independent company. The financial data set forth below should also be read together with the Ralcorp Holdings, Inc. Consolidated Financial Statements and the notes thereto found elsewhere in this Information Statement. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "INDEX TO FINANCIAL INFORMATION." Earnings per share data is presented elsewhere in this Information Statement on a pro forma basis only (see "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION").

                           NEW RALCORP HOLDINGS, INC.

                          FIVE YEAR FINANCIAL SUMMARY
                           STATEMENT OF EARNINGS DATA

                                                             FOR THE YEAR ENDED SEPTEMBER 30,
                                                    --------------------------------------------------
                                                      1996        1995       1994      1993      1992
                                                    --------    --------    ------    ------    ------
                                                          (IN MILLIONS, EXCEPT PERCENTAGE DATA)
Net Sales.......................................... $1,027.4    $1,013.4    $987.0    $902.8    $870.6
Depreciation and Amortization......................     46.4        46.7      44.2      35.3      29.2
(Loss) Earnings before Income Taxes,
  Interest Expense and Cumulative Effect of
  Accounting Changes...............................   (46.3)        83.0     100.2      87.7      63.5
  As a Percent of Sales............................    (4.5)%        8.2%     10.2%      9.7%      7.3%
(Loss) Earnings before Income Taxes and Cumulative
  Effect of Accounting Changes..................... $ (73.1)    $   54.8    $ 87.9    $ 85.1    $ 61.2
Income Taxes.......................................   (26.3)        21.4      34.3      33.2      23.0
(Loss) Earnings before Cumulative Effect of
  Accounting Changes...............................   (46.8)        33.4      53.6      51.9      38.2
Net (Loss) Earnings(a,b,c,d).......................   (46.8)        33.4      53.6      42.6      38.2

                               BALANCE SHEET DATA

                                                                      SEPTEMBER 30,
                                                    --------------------------------------------------
                                                      1996        1995       1994      1993      1992
                                                    --------    --------    ------    ------    ------
Working Capital(e)................................. $   92.4    $  104.7    $ 81.8    $ 54.8    $ 57.2
Property at Cost, Net..............................    322.6       417.1     416.2     412.6     352.2
  Additions (during the period)....................     60.2        59.3      38.2      50.8      64.3
  Depreciation (during the period).................     43.5        44.1      41.7      34.0      28.5
Total Assets.......................................    627.1       716.2     700.1     626.4     519.9
Long-Term Debt.....................................    376.6       395.4     389.4      30.3      27.9
Shareholders' Equity...............................    107.4       162.4     141.2
Ralston Equity Investment..........................                                    474.4     380.0

-------------------------
(a) Includes, in 1996, a $109.5 pre-tax impairment charge ($68.8 after taxes) related to its private label ready-to-eat cereal and consumer hot cereal operations.

(b) Includes, in 1996, a $16.5 pre-tax restructuring charge ($10.4 after taxes) to recognize the costs related to the restructuring of its ready-to-eat cereal subsidiary, Ralston Foods, Inc. The original charge of $20.7 was taken in the third quarter of 1996. In the fourth quarter of 1996, Ralcorp reversed $4.2 of that original amount. This reversal was offset by $4.0 ($2.5 after taxes) of transaction fees related to the proposed sale of the Resort Operations.

(c) Includes, in 1995, $21.9 pre-tax nonrecurring charges ($13.6 after taxes) related to exit of industrial oats and oats milling operations and impairment of the consumer hot cereal business.

(d) The cumulative effect of accounting changes for postretirement benefits other than pensions and for income taxes reduced earnings by $9.3, after taxes, in the year ended September 30, 1993.

(e) Excludes cash and current maturities of long-term debt, where applicable.

                      WHERE YOU CAN FIND MORE INFORMATION

     Ralcorp files (and New Ralcorp will file) annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Ralcorp's and New Ralcorp's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

     New Ralcorp has filed with the SEC a Registration Statement on Form 10 (as amended, the "Company Form 10") under the Securities Exchange Act of 1934, as amended (the "Exchange Act") covering the New Ralcorp Common Stock. This Information Statement does not contain all of the information in the Company Form 10 and the related exhibits and schedules. Statements in this Information Statement as to the contents of any contract, agreement or other document are summaries only and are not necessarily complete. For complete information as to these matters, refer to the applicable exhibit or schedule to the Company Form
10. The Company Form 10 and the related exhibits filed by New Ralcorp may be inspected at the public reference facilities of the Commission listed above.

     The principal office of New Ralcorp is located at 800 Market Street, Suite 2900, St. Louis, Missouri 63101 (telephone: 314/877-7000).

     Questions concerning the distribution and merger should be directed to New Ralcorp's Shareholder Relations Department, 800 Market Street, Suite 2900, St. Louis, Missouri 63101 (telephone: 314/877-7046).
--------------------------------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS INFORMATION STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Information Statement (the "Information Statement") is being furnished to shareholders of Ralcorp Holdings, Inc., a Missouri corporation ("Ralcorp"), in connection with the contemplated pro rata distribution (the "Distribution") to Ralcorp shareholders of shares of common stock, par value $0.01 per share ("New Ralcorp Common Stock"), of New Ralcorp Holdings, Inc., a Missouri corporation and wholly owned subsidiary of Ralcorp ("New Ralcorp" or the "Company"). The holders of Ralcorp common stock, par value $0.01 per share ("Ralcorp Common Stock"), will receive one share of New Ralcorp Common Stock, together with an associated common stock purchase right (a "Right"), with respect to each share of Ralcorp Common Stock held by such holder on the record date for the Distribution (the "Distribution Record Date") (references hereinafter to New Ralcorp Common Stock shall be deemed to include a reference to the associated Rights). The Distribution will result in 100% of the outstanding shares of New Ralcorp Common Stock being distributed to Ralcorp shareholders on a share-for-share basis. The Distribution is being effected by Ralcorp in connection with the acquisition by General Mills, Inc., a Delaware corporation ("General Mills"), of Ralcorp's branded cereals and snacks businesses, including certain assets and liabilities related thereto (the "Branded Business"), pursuant to a merger (the "Merger") of a newly formed subsidiary of General Mills with and into Ralcorp following the Distribution. After the Merger, Ralcorp will be renamed "General Mills Missouri, Inc." and New Ralcorp will assume the name "Ralcorp Holdings, Inc."

     At the time of the Distribution, the Company will own all of Ralcorp's businesses, assets and liabilities, other than the Branded Business. Immediately prior to the time the Distribution is effected, and subject to the satisfaction or waiver of each condition to the consummation of the Merger, (a) Ralston Foods, Inc., a Nevada corporation and a wholly owned subsidiary of Ralcorp ("Ralston Foods"), will be merged (the "Internal Merger") with and into the Company, with the Company being the surviving corporation, as provided in the Reorganization Agreement (as it may be amended, supplemented or modified from time to time, the "Reorganization Agreement") to be executed by Ralcorp, the Company, Ralston Foods, the Branded Subsidiary and General Mills; (b) the Branded Business currently operated by Ralston Foods, will be contributed (the "Branded Contribution") to Chex Inc., a newly formed subsidiary of New Ralcorp (the "Branded Subsidiary"), as provided in the Reorganization Agreement, and (c) all the stock of the Branded Subsidiary will be distributed by the Company to Ralcorp (the "Internal Spinoff," and together with the Internal Merger, the Branded Contribution and the Distribution, the "Reorganization"). A form of the Reorganization Agreement governing the foregoing is an exhibit to the Company Form 10 and is attached as Appendix B to the Proxy Statement-Prospectus (the "Proxy Statement-Prospectus") which was mailed to the shareholders of Ralcorp together with this Information Statement.

     No consideration will be paid by Ralcorp shareholders for the shares of New Ralcorp Common Stock to be received by them in the Distribution. There is currently no public trading market for trading the shares of New Ralcorp Common Stock. The Company intends to list the New Ralcorp Common Stock on the New York Stock Exchange, Inc. ("NYSE") where it will be traded under the symbol "RAH."

     In connection with the Merger and the Reorganization (collectively, the "Transactions") and pursuant to the Reorganization Agreement, each of General Mills and Ralcorp on the one hand, and the Company and Ralston Foods, on the other hand, will agree to indemnify each other after the Distribution with respect to certain losses, damages, claims and liabilities arising primarily from the conduct of the Branded Business. See "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP." In addition, pursuant to a Tax Sharing Agreement (as it may be amended, supplemented or modified from time to time, the "Tax Sharing Agreement") to be entered into by and between General Mills, Ralcorp and New Ralcorp, each of General Mills and New Ralcorp will agree to indemnify the other against certain tax liabilities. Also, in connection with the Transactions, the parties will (i) transfer certain technology rights to each other pursuant to a Technology Agreement (as it may be amended, supplemented or modified from time to time, the "Technology Agreement"), to be entered into by and between Ralcorp, New Ralcorp and the Branded Subsidiary, (ii) transfer certain trademarks to each other pursuant to a Trademark Agreement (as it may be amended, supplemented or modified from time to time, the "Trademark Agreement") to be entered into by and between Ralcorp, New Ralcorp and the Branded Subsidiary and (iii) make certain arrangements regarding the supply of products and services related to the Branded Business pursuant to a Transition

Services--Supply Agreement (as it may be amended, supplemented or modified from time to time, the "Supply Agreement") to be entered into by and between Ralcorp and New Ralcorp (the Tax Sharing Agreement, the Technology Agreement, the Trademark Agreement and the Supply Agreement are referred to collectively herein as the "Ancillary Agreements"). The foregoing is a brief summary of certain terms of the Distribution. The Ancillary Agreements are more fully described herein under "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP." A description of the Merger and Merger Agreement may be found in the Proxy Statement-Prospectus.

     The Distribution has been declared by the Ralcorp Board of Directors (the "Ralcorp Board") contingent upon shareholder approval of the Distribution and Merger. The day that the Distribution and Merger occur has been set as the Distribution Record Date. The Distribution may be abandoned at any time prior to the date of its effectiveness by the Ralcorp Board in the event of the termination of the Agreement and Plan of Merger, dated as of August 13, 1996 (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), among Ralcorp, General Mills and General Mills Missouri, Inc., a Missouri corporation ("General Mills Missouri"), which is attached as Appendix A to the Proxy Statement-Prospectus. See "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP -- Reorganization Agreement -- Termination."

     The Transactions are conditioned upon the receipt of a tax ruling (the "Private Letter Ruling") from the U.S. Internal Revenue Service ("IRS") or, if the parties agree, the receipt of opinions of Bryan Cave LLP, special counsel to Ralcorp, and Wachtell, Lipton, Rosen & Katz, special counsel to General Mills (together the "Tax Opinions"), principally to the effect that the receipt of New Ralcorp Common Stock and associated Rights in the Distribution will be tax-free to holders of Ralcorp Common Stock and to Ralcorp for federal income tax purposes and that the receipt of General Mills Common Stock in the Merger will also be tax-free. The parties do not currently intend to seek the Private Letter Ruling and, instead, intend to proceed on the basis of the Tax Opinions. General Mills and Ralcorp will not complete the Distribution and the Merger unless they receive the Tax Opinions. See "THE DISTRIBUTION -- Certain Federal Income Tax Considerations."

     The following terms will be used throughout this Information Statement:

BABY FOOD BUSINESS............   The Company's business consisting of the
                                 manufacture, distribution and sale of Beech-Nut baby food, juices and cereal. This business uses one jarred baby food plant and one baby food cereal plant.

BRANDED BUSINESS..............   The Company's business consisting of the
                                 manufacture, distribution and sale of branded ready-to-eat cereal and cereal based snack mix, including one cereal plant, which is being acquired by General Mills pursuant to the Merger Agreement.

CRACKER AND COOKIE BUSINESS...   The Company's business consisting of the
                                 manufacture, distribution and sale of private label crackers and cookies through its one private label cracker and cookie plant and Ry-Krisp crackers through one cracker plant.

PRIVATE LABEL CEREAL
BUSINESS......................   The Company's business consisting of the
                                 manufacture, distribution and sale of private label ready-to-eat and hot cereals for sale principally in the United States. The Company has three ready-to-eat cereal plants and one hot cereal plant.

RESORT OPERATIONS.............   The Company's business consisting of the three
                                 ski resorts in Summit County, Colorado --
                                 Keystone, Breckenridge and Arapahoe Basin.

NEW RALCORP BUSINESSES........   The Private Label Cereal Business, Baby Food
                                 Business, Cracker and Cookie Business and
                                 Resort Operations.

     The Company has filed the Company Form 10 pursuant to the Exchange Act, covering shares of New Ralcorp Common Stock to be received by Ralcorp shareholders in the Distribution. This Information Statement constitutes a part of the Company Form 10.

                                  RISK FACTORS

     Shareholders should carefully review the following risk factors, together with the other information contained herein, in evaluating the Company and its businesses.

NO OPERATING HISTORY AS AN INDEPENDENT COMPANY; PRO FORMA AND PROJECTED LOSSES

     New Ralcorp was formed on October 23, 1996 for the purpose of effecting the Distribution and the Merger. New Ralcorp does not have an operating history as an independent public company. While the New Ralcorp Businesses, along with the Branded Business in the aggregate were profitable since being spun-off from Ralston Purina Company ("Ralston Purina") in April 1994 (the "1994 Spin-off"), there is no assurance that the New Ralcorp Businesses can be operated profitably as a stand alone company. On a pro forma basis, the New Ralcorp Businesses sustained a net loss of $11.3 million for fiscal year 1996 excluding Resort Operations and restructuring and nonrecurring charges. Management expects that in fiscal year 1997, New Ralcorp will sustain a net loss on a pro forma basis assuming Resort Operations is sold. A portion of the anticipated loss in fiscal year 1997 is attributable to New Ralcorp incurring substantial restructuring costs as it reduces its administrative staffing and modifies its distribution system and production operations to reflect the sale of the Branded Business and the need to substantially reduce costs in light of increased competition in the breakfast food category. New Ralcorp management expects to take the steps necessary to remove excess costs from its cereal operations in order to attain a cost basis that will allow maintenance of an adequate price gap between competitors' branded products and the Company's private label emulations and to make the Company profitable. It must be cautioned, however, that it will take time to identify and act on the initiatives that must be undertaken to achieve New Ralcorp's goals for its cereal business and there can be no assurance that these goals will be achieved. The New Ralcorp Businesses have relied on Ralcorp credit arrangements for sources of cash, and after the Distribution, New Ralcorp must maintain its own credit arrangements, which may be at interest rates higher than Ralcorp's. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and "-- Outlook."

RETENTION OF CONTINGENT LIABILITIES ASSOCIATED WITH DIVESTED OPERATIONS

     On July 22, 1996, Ralston Foods entered into an agreement to sell Ralston Resorts, Inc. ("Resorts") to Vail Resorts, Inc. ("Vail") for the stock of Vail and assumption of Resorts' debt. The completion of this transaction is subject to various governmental approvals, which may or may not be received. Pursuant to such agreement, Ralston Foods has agreed to indemnify Vail for breaches of representations and warranties made by Ralston Foods to Vail regarding the Resort Operations; the indemnification survives for two years following the closing of the sale.

     On February 29, 1996, Ralston Foods sold its coupon business, American Redemption Systems, Inc. ("ARS"), to NuWorld Marketing Limited ("NuWorld") and agreed to indemnify NuWorld for breaches of representations and warranties made by Ralston Foods to NuWorld regarding the coupon business; the indemnification survives until July 31, 1997. See also the information under "Indemnification Agreement with General Mills" below.

NO PRIOR MARKET FOR NEW RALCORP COMMON STOCK

     There has been no prior trading market for New Ralcorp Common Stock and there can be no assurance as to the prices at which the New Ralcorp Common Stock will trade before or after the date on which the Distribution is effected (the "Distribution Date"). Until the New Ralcorp Common Stock is fully distributed and an orderly market develops, the prices at which the New Ralcorp Common Stock trades may fluctuate significantly. Prices for the New Ralcorp Common Stock will be determined in the trading markets and may be influenced by many factors, including the depth and liquidity of the market for New Ralcorp Common Stock, investor perceptions of New Ralcorp and the prospects for its businesses, the amount of New Ralcorp's reported earnings or losses, New Ralcorp's dividend policy and general economic and market conditions. See "Listing and Trading of New Ralcorp Common Stock" on page 22.

ABSENCE OF DIVIDENDS

     The payment and level of cash dividends, if any, by New Ralcorp after the Distribution will be at the discretion of the New Ralcorp Board of Directors, based primarily upon the earnings, cash flow and financial requirements of its businesses. The New Ralcorp Board of Directors currently intends that initially no cash dividends will be paid on New Ralcorp Common Stock in light of anticipated losses and in order to make funds available for working capital needs, future acquisitions, capital expenditures, repurchases of New Ralcorp Common Stock and such other purposes as the New Ralcorp Board of Directors may determine and as allowed under credit facilities. The New Ralcorp Board of Directors may change its policy on dividends at any time. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

CERTAIN ANTI-TAKEOVER EFFECTS

     The New Ralcorp Articles of Incorporation, Bylaws and Rights, and the General and Business Corporation Law of Missouri ("GBCL"), contain several provisions that could have the effect of delaying, deferring or preventing a change of control of New Ralcorp in a transaction not approved by the New Ralcorp Board of Directors. In addition, the New Ralcorp Board of Directors has adopted certain other programs, plans and agreements with its management and/or employees which may make such a change of control more expensive. See "Certain Federal Income Tax Considerations" below and "ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     As a condition to the Distribution, Ralcorp must receive the Private Letter Ruling or Tax Opinions to the effect that, among other things, for federal income tax purposes the reorganizations and the Distribution contemplated in the Reorganization Agreement will be tax-free under Sections 368(a)(1)(D) and 355 of the Internal Revenue Code of 1986, as amended (the "Code"). See "THE DISTRIBUTION -- Certain Federal Income Tax Considerations." The Private Letter Ruling or the Tax Opinions will be based, in part, on certain factual representations and assumptions. New Ralcorp has agreed to certain restrictions on its future actions for a period of time following the Distribution to provide further assurances that the Distribution will qualify as a tax-free distribution. If the Distribution were taxable, then (i) corporate level income taxes would be payable by the consolidated group of which Ralcorp is the common parent, based upon the amount by which the fair market value of the Ralcorp Common Stock distributed in the Distribution exceeds Ralcorp's basis therein and
(ii) each holder of Ralcorp Common Stock who receives shares of New Ralcorp Common Stock in the Distribution would be treated as if such shareholder received a taxable distribution, taxed as a dividend to the extent of such shareholder's pro rata share of Ralcorp's current and accumulated earnings and profits. New Ralcorp has agreed to indemnify Ralcorp and General Mills shareholders if its actions result in such tax liability. See "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP -- Tax Sharing Agreement." The potential corporate tax liability which could arise from an acquisition of New Ralcorp for a period of time following the Distribution, together with the foregoing indemnification arrangements, could have an anti-takeover effect with respect to any potential acquisition of control of New Ralcorp.

INDEMNIFICATION AGREEMENT WITH GENERAL MILLS

     Pursuant to the Merger Agreement and Reorganization Agreement, New Ralcorp will indemnify General Mills, its employees, directors, benefit plan fiduciaries, shareholders, agents, consultants, representatives, successors, transferees and assigns for liabilities arising from certain matters. Specifically, New Ralcorp will provide indemnification for the following matters: (i) liabilities assumed by New Ralcorp in the Reorganization Agreement;
(ii) certain liabilities associated with operation of the Branded Business prior to the Distribution; (iii) breach of any covenant to be performed by New Ralcorp in the Merger Agreement, the Reorganization Agreement or any agreements ancillary thereto; (iv) liabilities associated with the operation of the Ralcorp Businesses; (v) breach of any representation or warranty made by Ralcorp in the Merger Agreement or made by New Ralcorp in the Reorganization Agreement; (vi) third party claims relating to actions of the Ralcorp

Board in approving the Distribution or the Merger; or (vii) third party claims relating to disclosures contained in this Information Statement. The foregoing indemnification is limited in certain instances in duration and in the case of clauses (ii) and (v) must first exceed $6,000,000 before New Ralcorp would be obligated to indemnify General Mills or the related indemnitees. See "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP."

REQUIREMENT OF NEW RALCORP TO MAINTAIN A MINIMUM NET WORTH

     Because of New Ralcorp's continuing indemnification obligations to General Mills, as described above, the Reorganization Agreement provides that New Ralcorp and its subsidiaries will maintain certain minimum net worth levels, on a consolidated basis, for up to five years after the Distribution Date. Such net worth covenant could impair the Company's ability to incur debt, make capital expenditures, acquisitions, divestitures or distributions to shareholders, or fund operating losses. Generally, the following net worth levels must be maintained: (i) first two years following the Distribution Date - $100 million;
(ii) unless clause (iii) applies, during the third and fourth years following the Distribution Date - $25 million plus outstanding indemnification claims;
(iii) if certain agreements with Ralston Purina contemplated in the Merger Agreement are not entered into: for the third year following the Distribution Date - $75 million plus an amount equal to all outstanding indemnification claims; for the fourth year following the Distribution Date - $50 million plus an amount equal to all outstanding indemnification claims as of the end of the third year; and for the fifth year following the Distribution Date - $25 million plus an amount equal to all outstanding indemnification claims as of the end of the fourth year. In no event, though, will such net worth be required to be in excess of $100 million. New Ralcorp's pro forma combined aggregate net worth, at September 30, 1996 was $276.9 million.

COMPETITION HAS INTENSIFIED IN THE CEREAL CATEGORY

     New Ralcorp faces intense competition in all of its businesses. In particular, significant wholesale price declines in the branded cereal products of major cereal manufacturers have had a dramatic and continuing negative impact on the profitability of the Private Label Cereal Business. Additionally, other manufacturers of private label cereals have excess capacity and in light of the aforementioned branded cereal price declines, such private label cereal manufacturers may increase the competition for private label customers. Currently, the ready-to-eat cereal category is experiencing an overall volume decline in grocery channels as more competing breakfast food items, such as bagels, breakfast bars and toasted pastries, have grown in popularity and as a result, Ralcorp expects increased competition for less volume in this category. See "BUSINESS AND PROPERTIES -- Competition" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

PRICES OF KEY INGREDIENTS CAN BE VOLATILE

     The Company's products require a large volume of various agricultural products, including fruits and vegetables, grain and grain products, flours, sugar and high fructose corn syrup. The principal raw materials used by the Company in the manufacture of its products are subject to significant price fluctuations. Commodity prices for the Company's ingredients experienced significant increases during fiscal 1996. Operating results may be affected by the price volatility of agricultural commodities, which represented 30% to 50% of the Company's cost of products sold during the 1996 fiscal year. The Company believes that adequate supplies of its agricultural products requirements are available at the present time, but cannot predict future availability or prices of such products and materials. There can be no assurance that the Company will be able to pass increases in raw material costs through to its customers in the form of price increases, and any such inability would have an adverse impact upon the profitability of the Company. See "BUSINESS AND PROPERTIES -- Raw Materials" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Results of Operations."

SIGNIFICANT OWNERSHIP OF VAIL STOCK IF RESORT OPERATIONS SOLD

     Ralcorp has agreed to sell its Resort Operations to Vail. Upon consummation of the transaction, New Ralcorp will own Vail common stock representing approximately 22% of the outstanding equity in Vail. Currently, Vail's common stock is not publicly traded, and, so long as its common stock is not publicly traded, New Ralcorp may not be able to easily sell the Vail common stock. Additionally, if the Vail common stock becomes publicly traded, its value, like that of any publicly traded stock, can fluctuate significantly. Considering the significance of the Company's anticipated ownership of Vail common stock in comparison to New Ralcorp's earnings, changes in the price of Vail common stock or the Company's inability to easily sell the Vail common stock, may negatively affect the value of the New Ralcorp Common Stock. Moreover, pursuant to the Shareholder Agreement expected to be entered into in connection with the acquisition of the Vail common stock, New Ralcorp will agree to certain restrictions on the resale of its Vail common stock. New Ralcorp will agree not to transfer or sell its shares of Vail common stock, without the prior approval of a majority of the Vail Board of Directors, other than (i) to affiliates or New Ralcorp's stockholders; (ii) pursuant to a demand or piggy-back registration under the federal securities laws as allowed under the Shareholder Agreement;
(iii) if an initial public offering has not been consummated by December 31, 1998, a transfer pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act") or a transfer where such transferee agrees to be bound by the Shareholder Agreement; or (iv) a transfer eighteen months after the closing date of the sale of the Resort Operations, provided the transferee will not own more than 10% of the then outstanding voting securities of Vail and agrees to be bound by the Shareholder Agreement. In addition, New Ralcorp will agree that if it transfers its shares under the provisions of either clause (iii) or (iv) above, it will provide Vail with a right of first refusal, affording Vail the right to purchase such shares under the same terms and conditions, and will provide Vail's largest shareholder the right of second refusal.

HIGH DEBT LEVEL AND RESTRICTIVE COVENANTS IF RESORT OPERATIONS NOT SOLD

     If the sale of the Resort Operations is not completed prior to the Distribution, New Ralcorp could have approximately $165 million in principal amount of debt associated with the Resort Operations. Of the $165 million in debt, $135 to $140 million would be funded through a bank credit arrangement with a total commitment of approximately $200 million. In light of such a high debt level, New Ralcorp is expected to be subject to restrictive conditions in its credit facilities. Such restrictions could prohibit the incurrence of additional debt, payment of dividends, repurchase of stock, creation of liens, acquisitions or mergers, and divestitures and would require the maintenance of specified financial ratios. Additionally, New Ralcorp may be required to secure all or a part of its borrowings under the facility. New Ralcorp's failure to meet such specified ratios, could lead to a default under New Ralcorp's credit facilities. See "MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources and "DESCRIPTION OF NEW RALCORP INDEBTEDNESS."

FINANCIAL RISKS ASSOCIATED WITH OPERATING SKI RESORTS

     The nature of the Resort Operations' business is very different from the other New Ralcorp Businesses. For example the Resort Operations' earnings are highly seasonal with the segment's earnings being realized entirely in the second fiscal quarter of every year. The inability to borrow during other periods would have a material adverse impact on the Company's operations. Additionally, the level of Resort Operations' success is highly dependent on weather conditions, consumers' discretionary spending trends, and the business' relations with the United States Forest Service. See "BUSINESS AND PROPERTIES."

INABILITY TO ATTRACT OR RETAIN KEY PERSONNEL

     New Ralcorp is and will be dependent upon the services and management experience of its executive officers and other key management employees. However, there can be no assurance that any particular manager will remain in New Ralcorp's employ. Recently, the Company has experienced a higher than normal number of resignations of key personnel. The failure of the Company to attract or retain key personnel could impair New Ralcorp's operations and thereby adversely affect its business and results of operations.

                                THE DISTRIBUTION

BACKGROUND AND REASONS FOR THE DISTRIBUTION

     From the 1994 Spin-off to early 1996, Ralcorp's overall ready-to-eat cereal business recorded substantial profits. However, wholesale price discounting in the ready-to-eat cereal category by major branded manufacturers has substantially reduced the profitability of Ralcorp's combined branded and private label ready-to-eat cereal business. In light of the foregoing, in May 1996, Ralcorp began to take steps to significantly lower its operating costs by reducing administrative headquarters staffing by 25% and closing part of its Battle Creek cereal plant. Concurrently with implementing such steps, Ralcorp reviewed the advisability of remaining a small branded cereal producer versus selling its branded cereal and snack mix businesses. Ralcorp management concluded that in light of the competitive price pressures on branded cereal, the added pressure to utilize increased advertising and promotion spending to gain long-term growth of branded products and the difficulty in developing sustainable new branded cereal products, a sale of the Branded Business in a tax-free transaction would be in the best interests of the Ralcorp shareholders. Ralcorp believes that the New Ralcorp Businesses will be, subsequent to the sale of the Branded Business, better able to focus on private label consumer food products and quality branded baby food. Once the Distribution is completed, New Ralcorp intends to substantially restructure its operations and staffing of the Private Label Cereal Business and its administrative functions so that the Company can operate such businesses in a substantially reduced cost structure. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Cautionary Statement on Forward-Looking Statements."

     In addition, the Distribution and the Merger will afford holders of Ralcorp Common Stock the option of continuing their investment in either (or both) a major branded cereal and consumer foods company and New Ralcorp, a private label cereal, cracker and cookie and branded baby food company.

MANNER OF EFFECTING THE DISTRIBUTION

     The Distribution is expected to be made effective on the Distribution Date immediately prior to the effective time of the Merger (the "Effective Time"), to holders of record of Ralcorp Common Stock at the close of business on the Distribution Record Date. Immediately after the Distribution Date, the New Ralcorp Common Stock will be delivered to the Distribution Agent. As soon as practicable thereafter, New Ralcorp will begin mailing share certificates for New Ralcorp Common Stock to holders of Ralcorp Common Stock as of the close of business on the Distribution Record Date on the basis of one share of New Ralcorp Common Stock for every one share of Ralcorp Common Stock held on the Distribution Record Date. Based on the number of shares of Ralcorp Common Stock issued and outstanding at October 23, 1996, approximately 33 million shares of New Ralcorp Common Stock would be issued. All shares of New Ralcorp Common Stock will be fully paid, nonassessable and free of preemptive rights. The New Ralcorp Board of Directors is expected to adopt a Shareholder Protection Rights Plan and declare a distribution of one Right for every outstanding share of New Ralcorp Common Stock, which Rights will be evidenced by the outstanding certificates of New Ralcorp Common Stock distributed in the Distribution. Each Right, among other things, could allow shareholders to purchase additional shares of New Ralcorp Common Stock upon the occurrence of certain takeover related events. See "DESCRIPTION OF RALCORP CAPITAL STOCK -- Common Stock Purchase Rights." No fractional shares of New Ralcorp Common Stock will be issued to shareholders because the Distribution will not yield fractional shares.

     Immediately following the Distribution, General Mills, through the Merger, will acquire the Branded Business and each share of Ralcorp Common Stock will, at the Effective Time, be converted into a right to receive a fraction of a share of General Mills common stock ("General Mills Common Stock"). Shares of Ralcorp Common Stock owned by General Mills or Ralcorp and their wholly owned subsidiaries or owned by shareholders with perfected dissenters rights under Missouri law will not be so converted. See "AGREEMENTS AMONG GENERAL MILLS, RALCORP AND NEW RALCORP."

     Following the Distribution, approximately 267 million shares of New Ralcorp Common Stock will remain authorized but unissued, of which approximately 66 million will be reserved for issuance pursuant to the Rights and incentive compensation awards.

     NO HOLDER OF RALCORP COMMON STOCK WILL BE REQUIRED TO PAY ANY CASH OR OTHER CONSIDERATION FOR THE SHARES OF NEW RALCORP COMMON STOCK TO BE RECEIVED IN THE DISTRIBUTION OR TO SURRENDER OR EXCHANGE SHARES OF RALCORP COMMON STOCK (OTHER THAN IN REGARD TO THE EXCHANGE AS PART OF THE MERGER AS DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS) OR TO TAKE ANY OTHER ACTION IN ORDER TO RECEIVE NEW RALCORP COMMON STOCK.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Bryan Cave LLP, special counsel to Ralcorp, and Wachtell, Lipton, Rosen & Katz, special counsel to General Mills, the following discussion is an accurate general discussion of the material United States federal income tax consequences of the Transactions. The discussion which follows is based on the Code, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date. The discussion below does not address the effects of any state, local or foreign tax laws.

     GENERAL

     The tax treatment of a shareholder may vary depending upon his or her particular situation, and certain shareholders (including individuals who hold restricted stock of Ralcorp, individuals who hold options in respect of Ralcorp Common Stock, insurance companies, tax-exempt organizations, financial institutions or broker-dealers, persons who do not hold the Ralcorp Common Stock as capital assets and persons who are neither citizens nor residents of the United States, or who are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) may be subject to special rules not discussed below.

     Earlier this year, the President's budget recommendations to Congress called for new legislations, generally effective retroactive to March 19, 1996, which, if enacted, would require Ralcorp to pay federal income tax upon the consummation of the transactions on gain equal to the excess of the value of the New Ralcorp Common Stock distributed to the shareholders over Ralcorp's basis in such stock. Such legislation has not yet been introduced in Congress. Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer publicly announced on March 29, 1996 in a joint statement that any such legislation, if enacted, would be effective "no earlier than the date of appropriate Congressional action." Subsequently, Senator Daniel Patrick Moynihan, the ranking minority member of the Senate Finance Committee, and Representative Sam M. Gibbons, the ranking minority member of the House Ways and Means Committee, and Representative Charles B. Rangel issued statements supporting the substance of that joint statement.

     As a result of such legislative climate, however, General Mills' and Ralcorp's respective obligations to consummate the Merger is conditioned upon there not being any legislation introduced in bill form and pending congressional action which, if enacted, would have the effect of amending the Code so as to alter in any materially adverse respect any of the tax consequences described below to Ralcorp, New Ralcorp, any of their respective subsidiaries or Ralcorp's shareholders with respect to the Reorganization.

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

     As indicated above, prior to the Transactions, Ralcorp will receive a Private Letter Ruling or the Tax Opinions from Bryan Cave LLP, special counsel to Ralcorp, and Wachtell, Lipton, Rosen & Katz, special counsel to General Mills, as to certain of the federal income tax consequences of the Transactions. The parties do not currently intend to seek the Private Letter Ruling and, instead, intend to proceed on the basis of the Tax Opinions. The Tax Opinions are expected to conclude that the Internal Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F), the Branded Contribution and the Distribution and related prior property transfers to New Ralcorp will each qualify as reorganizations within the meaning of Section 368(a)(1)(D) of the Code, the Internal Spinoff, as well as the Distribution, will each qualify as a distribution described in Code Section 355 and the Merger will qualify as a "reorganization" under Code Section 368(a)(1)(B).

     If the Transactions so qualify, then the following consequences will result:

          (a) No gain or loss will be recognized by Ralcorp, the Branded Subsidiary or New Ralcorp as a result of the Internal Merger, Branded Contribution, Internal Spinoff and/or the Distribution.

          (b) No gain or loss will be recognized by (and no amount will be included in the income of) the Ralcorp shareholders as a result of their receipt of New Ralcorp Common Stock (and the associated stock purchase rights) in the Distribution.

          (c) The aggregate basis of New Ralcorp Common Stock and Ralcorp Common Stock in the hands of the Ralcorp shareholders immediately after the Distribution will be the same as the aggregate basis of Ralcorp Common Stock held immediately before the Distribution and such tax basis will be allocated between the New Ralcorp Common Stock and Ralcorp Common Stock based upon relative fair market value at the time of the Distribution.

          (d) The holding period of New Ralcorp Common Stock received by a holder in the Distribution will include the period during which the shareholder held Ralcorp Common Stock provided that the Ralcorp Common Stock was held as a capital asset.

          (e) Except for any cash received in lieu of fractional shares, a shareholder will not recognize any income, gain or loss as a result of the receipt of General Mills Common Stock (and the associated stock purchase rights) in the Merger.

          (f) A shareholder's tax basis for shares of General Mills Common Stock received in the Merger, including any fractional share interest for which cash is received, will equal such shareholder's basis in Ralcorp Common Stock surrendered (as determined immediately following the Distribution as adjusted in (c) above).

          (g) A shareholder's holding period for the shares of General Mills Common Stock received in the Merger, including any fractional share interest for which cash is received, will include the period for which the shares of Ralcorp Common Stock were held, provided such shares were held as capital assets.

     General Mills and Ralcorp will not complete the Distribution and the Merger unless they receive the Tax Opinions. Shareholders should be aware, however, that an opinion of counsel is not binding on the Internal Revenue Service ("IRS") or the courts. Further, the opinions of Bryan Cave LLP and Wachtell, Lipton, Rosen & Katz will be based on current law and certain representations as to factual matters made by, among others, Ralcorp, New Ralcorp and General Mills which, if incorrect in certain material respects, would jeopardize the conclusions reached by counsel in their opinions. Neither Ralcorp, New Ralcorp nor General Mills is currently aware of any facts and circumstances which would cause any such representations to Bryan Cave LLP and Wachtell, Lipton, Rosen & Katz to be untrue or incorrect in any material respect. In addition, General Mills and New Ralcorp have agreed to certain covenants restricting their respective future actions to provide further assurances that the Distribution, Merger and Reorganization will be tax-free.

     If the Reorganization and the Distribution were not to qualify for tax-free treatment under Code Sections 368(a)(1)(D) and 355, Ralcorp would recognize a gain equal to the excess of the fair market value of the New Ralcorp Common Stock distributed to its shareholders over Ralcorp's basis in such stock, and could recognize an additional gain in an amount equal to the excess of the fair market value of the stock of the Branded Subsidiary over its basis in such stock. Any resulting corporate income tax on such gain would be payable by Ralcorp. New Ralcorp has agreed to indemnify General Mills and Ralcorp for such tax liability, unless the failure of the Merger, Reorganization or the Distribution to qualify under those sections of the Code, is the result of General Mills' breach of the covenants referred to in the preceding paragraph. In addition, each Ralcorp shareholder who received shares of New Ralcorp Common Stock would be generally treated as if it had received a taxable distribution in an amount equal to the fair market value of New Ralcorp Common Stock received. Further, if the Merger fails to qualify as a "reorganization" under Code Section 368(a)(1)(B) each Ralcorp shareholder who receives shares of General Mills Common Stock would recognize a gain or loss equal to the difference between the fair market value of the General Mills Common Stock received and his or her basis in the shares of Ralcorp Common Stock surrendered. Failure of the

Merger to qualify as a tax-free reorganization could jeopardize the tax-free treatment of the Reorganization and the Distribution under Code Sections 368(a)(1)(D) and 355.

     As soon as practicable following the Distribution, Ralcorp intends to make available to its shareholders information regarding the allocation of basis between Ralcorp Common Stock and New Ralcorp Common Stock.

     THE FOREGOING IS ONLY A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. EACH SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

     For a description of the agreements pursuant to which Ralcorp and New Ralcorp have provided for various tax matters, see "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP -- Reorganization Agreement" and "-- Terms of the Other Ancillary Agreements".

     BACKUP WITHHOLDING

     Under the backup withholding rules, a holder of New Ralcorp Common Stock and General Mills Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends and proceeds of redemption, unless such shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be credited against the shareholder's federal income tax liability. New Ralcorp or General Mills may require holders of New Ralcorp Common Stock or General Mills Common Stock to establish an exemption from backup withholding or to make arrangements satisfactory to New Ralcorp or General Mills with respect to the payment of backup withholding. A shareholder who does not provide New Ralcorp or General Mills with his or her current taxpayer identification number may be subject to penalties imposed by the IRS.

LISTING AND TRADING OF NEW RALCORP COMMON STOCK

     The New Ralcorp Common Stock has been approved for listing on the NYSE, subject to official notice of issuance, under the symbol "RAH". There is currently no public trading market for New Ralcorp Common Stock. Prices at which New Ralcorp Common Stock may trade prior to the Distribution on a "when-issued" basis, or after the Distribution, cannot be predicted. See "RISK FACTORS -- No Prior Market for New Ralcorp Common Stock" and "-- Absence of Dividends" and "ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS." A "when-issued" trading market is expected to develop on or about the Distribution Record Date. The term "when-issued" means that shares can be traded prior to the time certificates are actually available or issued. Prices at which the shares of New Ralcorp Common Stock may trade on a "when-issued" basis or after the Distribution cannot be predicted.

     As of the Distribution Record Date, New Ralcorp expects to have approximately 20,462 shareholders of record, based upon the number of holders of record of Ralcorp Common Stock as of November 30, 1996. The Transfer Agent and Registrar for the New Ralcorp Common Stock will be Boatmen's Trust Company, located at 100 North Broadway, St. Louis, Missouri 63101. Approximately 1,226,000 options to acquire shares of Ralcorp Common Stock are currently held by employees of Ralcorp. It is expected that all employees will have their options vested and accelerated prior to the Distribution and the value thereof will be paid in cash by Ralcorp prior to the Distribution. For additional information regarding options to purchase New Ralcorp Common Stock that are expected to be outstanding after the Distribution, see "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP -- Reorganization," "EXECUTIVE COMPENSATION," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF NEW RALCORP STOCK."

     Shares of New Ralcorp Common Stock distributed to shareholders of Ralcorp Common Stock in the Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of New Ralcorp under the Securities Act. Persons who may be deemed to be affiliates of New Ralcorp after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with, New Ralcorp and may include certain officers and directors of New Ralcorp as well as principal shareholders of New Ralcorp, if any. Persons who are affiliates of New Ralcorp will be permitted to sell their shares of New Ralcorp Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemptions afforded by Section 4(2) of the Securities Act and Rule 144 thereunder.

DISPOSITION OF NEW RALCORP COMMON STOCK RECEIVED BY BENEFIT PLANS

     Shares of New Ralcorp Common Stock distributed in respect of Ralcorp Common Stock held by the trustee for the New Ralcorp Savings Investment Plan ("New Ralcorp SIP"), Vanguard Fiduciary Trust Company, will be maintained in the New Ralcorp SIP or sold as directed by the individual participants to whom such shares are attributed pursuant to the terms of the New Ralcorp SIP.

                              REGULATORY APPROVALS

     No material federal or state regulatory approvals will be required in connection with the Distribution which have not been obtained other than as described below.

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have been satisfied. On August 19, 1996, General Mills and Ralcorp each filed Premerger Notification and Report Forms pursuant to the HSR Act with the United States Department of Justice ("DOJ") and the Federal Trade Commission ("FTC"). On September 18, 1996, Ralcorp and General Mills each received a request for additional information under the HSR Act from the FTC. On December 9, 1996, General Mills signed an agreement (the "Consent Agreement") relating to a proposed consent order with the FTC (the "Proposed FTC Order"). The FTC accepted the Consent Agreement for public comment on December 24, 1996, at which time the FTC granted early termination of the required waiting period under the HSR Act with respect to the Merger.

     The Proposed FTC Order will become final if the FTC enters the Proposed FTC Order after a 60-day public comment period. Pending entry of the Proposed FTC Order, General Mills has agreed to comply with it (but General Mills will no longer be bound by the Proposed FTC Order if the FTC withdraws its acceptance of the Consent Agreement). Under the Proposed FTC Order, General Mills would permit New Ralcorp to compete against General Mills by producing and selling a Chex-type private label cereal as soon as the Merger is completed, and would permit a third party to acquire this right. General Mills and Ralcorp had originally agreed that New Ralcorp would not produce and sell a Chex-type private label cereal for 18 months after the Merger. The parties intend to complete the Merger as soon as they satisfy all the conditions to the Merger, even if the public comment period has not expired and the Proposed FTC Order is not final. Notwithstanding the Consent Agreement and the Proposed FTC Order, at any time before or after the Effective Time, the FTC, the DOJ or others could take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger, to rescind the Merger or to require divestiture of substantial assets of Ralcorp, General Mills or the corporation surviving the Merger (the "Surviving Corporation"). There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

     The Merger Agreement provides that, subject to certain terms and conditions, the parties to the Merger Agreement agree to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by the Merger Agreement and to cooperate with each other in connection with the foregoing, including, but not limited to, (a) defending all lawsuits or other legal proceedings challenging the Merger Agreement, or the transactions contemplated thereby, (b) attempting to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by the Merger Agreement, and (c) effecting all necessary filings and submissions of information requested by governmental authorities.

     The Merger Agreement provides that Ralcorp and General Mills will promptly make any filings requested pursuant to the HSR Act or which may be necessary to consummate the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing or any other provision of the Merger Agreement,
(a) neither Ralcorp nor any of its subsidiaries will, without General Mills' prior written consent, agree or commit to any divestiture, hold-separate order or other restriction relating to the Branded Business and (b) neither General Mills nor any of its subsidiaries will be required to agree or commit to any divestiture, hold-separate order or other restriction relating to the Branded Business or to any of its existing businesses or any other governmental order or obligation that otherwise imposes any conditions or limitations in connection with General Mills' acquisition of the Branded Business.

                    AGREEMENTS AMONG RALCORP, GENERAL MILLS
                                AND NEW RALCORP

     For the purpose of effecting the Distribution and governing certain of the relationships among Ralcorp, General Mills and New Ralcorp after the Distribution, Ralcorp, General Mills and New Ralcorp have entered or will enter into the various agreements described below. The agreements summarized below have been filed as exhibits to the Company Form 10. The following descriptions do not purport to be complete and are qualified in their entirety by reference to such agreements.

REORGANIZATION AGREEMENT

     General Description of the Reorganization. The Reorganization involves the following steps, which will be taken pursuant to the terms of the Reorganization
Agreement:

          (a) Ralston Foods will merge into New Ralcorp, with New Ralcorp being the surviving corporation. (Step (a) constitutes the Internal Merger.)

          (b) New Ralcorp will transfer the assets of the Branded Business to the Branded Subsidiary in exchange for capital stock of the Branded Subsidiary. The Branded Subsidiary will also assume certain liabilities associated with the Branded Business. (Step (b) constitutes the Branded Contribution.)

          (c) New Ralcorp will distribute the capital stock of the Branded Subsidiary to Ralcorp. (Step (c) constitutes the Internal Spinoff.)

          (d) Ralcorp will distribute the capital stock of New Ralcorp to its shareholders in the Distribution. The Distribution will be made pro rata to the shareholders of Ralcorp, as described below under "-- Method of Effecting the Distribution."

Immediately after the Distribution, General Mills will acquire Ralcorp (and the Branded Subsidiary) through the Merger.

     The Branded Contribution; Assumption of Branded Liabilities. Pursuant to the terms of the Reorganization Agreement, immediately prior to the Distribution, New Ralcorp will contribute specified assets of the Branded Business (the "Branded Assets") to the Branded Subsidiary. These assets consist primarily of: (a) the Branded Plant; (b) the equipment and inventory currently used by Ralston Foods to conduct the Branded Business at the Branded Plant; and
(c) certain contract and intellectual property rights related to or used in the conduct of the Branded Business.

     In connection with the Branded Contribution, the Branded Subsidiary will assume the Branded Liabilities (as defined herein), subject to the indemnification obligations of New Ralcorp described below under "-- Indemnification." The "Branded Liabilities" are defined in the Reorganization Agreement as the following: (a) all of the liabilities arising out of, relating to or resulting from the ownership, use or possession of the Branded Assets or the operation of the Branded Business (other than those portions of the Branded Business that are not conveyed to or retained by Ralcorp and the Branded Subsidiary under the Reorganiza-tion Agreement) as of immediately after 11:59 p.m. (the "Distribution Time") on the Distribution Date, whether arising prior to or after the Closing Date; (b) certain liabilities identified on Schedule 1.1(d) to the Reorganization Agreement, which consist of certain pending litigation matters (collectively, the "Scheduled Branded Litigation"); and (c) the liabilities included in the combined balance sheet (but not the notes to such balance sheet) of Ralcorp and the Branded Subsidiary as of the Closing Date as contemplated by Schedule 2.3 to the Merger Agreement for purposes of calculating the Closing Date Net Asset Value, regardless of the sufficiency of the amount of any accrual thereon, and certain liabilities identified on Schedule 1.1(c) to the Reorganization Agreement, which consist of debt and other contract obligations (collectively, the "Known Branded Liabilities"). The liabilities referred to in clause (a) above include product liability claims relating to Branded Business products produced prior to the Distribution Time, regardless of whether such products were produced at the Branded Plant, but do not include employee, environmental, occupational safety, health and similar liabilities related to any facility other than the Branded Plant.

     The Reorganization Agreement also provides that Ralcorp will contribute to New Ralcorp, immediately prior to the Distribution Time, any interest it may have in any assets other than the Branded Assets (the "New Ralcorp Assets"). In addition, the Reorganization Agreement provides that New Ralcorp will assume and retain all liabilities other than the Branded Liabilities (the "New Ralcorp Liabilities").

     Accounts Receivable. The Reorganization Agreement provides that the customer accounts receivable (including for any products of the Branded Business shipped but not invoiced, which products will be relieved from inventory) outstanding at the close of business on the Distribution Date will remain assets of New Ralcorp. New Ralcorp will be entitled to collection and receipt of all such receivables, subject to specified rules for allocation of customer payments and deductions.

     Representations and Warranties of New Ralcorp. In the Reorganization Agreement, New Ralcorp will make certain representations and warranties to Ralcorp and the Branded Subsidiary with respect to: (a) its due organization, good standing and corporate power; (b) its power and authority to execute the Reorganization Agreement and the other Ancillary Agreements to which it is or will be party and to consummate the transactions contemplated thereby; (c) the enforceability of the Reorganization Agreement and the other Ancillary Agreements to which it is or will be party; and (d) the noncontravention of laws and agreements and the absence of the need for governmental or third-party consents in connection with the execution, delivery and performance by it of the Reorganization Agreement and the other Ancillary Agreements to which it is or will be party.

     Internal Merger. Prior to the Branded Contribution and the Internal Spinoff, Ralston Foods will merge with and into New Ralcorp, with New Ralcorp being the surviving corporation. The purpose of the Internal Merger is to move Ralston Foods' state of incorporation from Nevada to Missouri, where its headquarters are located.

     Internal Spinoff. After the Internal Merger, but before the Distribution, New Ralcorp will effect the Internal Spinoff by distributing the capital stock of the Branded Subsidiary to Ralcorp. The Internal Spinoff is necessary in order to separate the Branded Business (which will be owned by New Ralcorp and the Branded Subsidiary after the Internal Merger and the Branded Contribution) from the businesses to be retained by New Ralcorp.

     Method of Effecting the Distribution. The Reorganization Agreement provides that, effective at the Distribution Time, Ralcorp will distribute all outstanding shares of New Ralcorp Common Stock to holders of record of Ralcorp Common Stock on the Distribution Record Date on the basis of one share of New Ralcorp Common Stock for each share of Ralcorp Common Stock outstanding on the Distribution Record Date.

     Employee Benefits and Labor Matters. For purposes of allocating employee benefit liabilities and obligations, the Reorganization Agreement defines the employees that will be employees of the Branded Business after the Merger as "Branded Employees." Specifically, a "Branded Employee" is any individual who on the Distribution Date is (a) actively employed at the Branded Plant, (b) who is set forth on Schedule 1.1(b) to the Reorganization Agreement (which Schedule will be updated by mutual agreement of

New Ralcorp and General Mills prior to the Effective Time), or (c) who is on leave or layoff (with recall rights) from active employment but who, immediately prior to commencement of such leave or layoff, was employed at the Branded Plant, except that "Branded Employee" does not include any individual who, as of the Distribution Date, (i) has been determined to be disabled under the Ralcorp Holdings Long Term Disability Plan (the "LTD Plan"), the Ralcorp Holdings Group Life Insurance Plan or the Ralcorp Holdings Retirement Plan for Sales, Administrative, Clerical and Production Employees, or (ii) is on leave during a waiting period prior to a determination of disability under the LTD Plan.

     In general, the Reorganization Agreement requires Ralcorp to amend its employee benefit and executive compensation plans to remove Ralcorp as sponsor and named fiduciary and substitute New Ralcorp in its place prior to the Distribution Date. Also prior to the Distribution Date, General Mills is required to establish new plans, or amend existing plans, in order to make available to all Branded Employees approximately the same benefits as were available to them (with the same vesting or service credit status where applicable) prior to the Merger. The Reorganization Agreement also provides that the appropriate amount of plan assets, in the case of funded benefit plans, will be transferred from the current Ralcorp plans to General Mills plans in order to provide benefits to the Branded Employees after the Closing. Branded Employees will be permitted to rollover their Ralcorp Holdings, Inc. Savings Investment Plan account balances into the General Mills savings plan, subject to its terms. Ralcorp and New Ralcorp will agree to cooperate with each other in order to transfer plan records and make all appropriate governmental filings.

     Indemnification. Pursuant to the Reorganization Agreement, General Mills, Ralcorp and the Branded Subsidiary, on the one hand, and New Ralcorp, on the other hand, will agree to indemnify each other for losses, liabilities, claims, damages, obligations, payments, costs and expenses (including, without limitation, reasonable attorneys' fees) (collectively, "Indemnifiable Losses"), arising from certain matters. The indemnification provided by the Reorganization Agreement will also apply to the indemnified parties' respective affiliates, employees, directors, benefit plan fiduciaries, shareholders, agents, consultants, representatives, successors, transferees and assigns.

     Specifically, General Mills, Ralcorp and the Branded Subsidiary will agree to jointly and severally indemnify New Ralcorp against Indemnifiable Losses arising from the following:

          (a) any and all Branded Liabilities (except for the Scheduled Branded Litigation and the "Unknown Branded Liabilities" (defined as all Branded Liabilities other than the Known Branded Liabilities, the Scheduled Branded Litigation and the Post-Closing Branded Liabilities (as defined herein)), to the extent that New Ralcorp is obligated to indemnify Ralcorp and the Branded Subsidiary therefor as described below) assumed by the Branded Subsidiary pursuant to the Reorganization Agreement;

          (b) any breach or violation of any covenant made in the Merger Agreement, the Reorganization Agreement or any other Ancillary Agreement by General Mills, or, with respect to covenants to be performed after the Effective Time, by Ralcorp or the Branded Subsidiary; or

          (c) subject to the limitations described below, any breach or violation of any representation or warranty (without regard to materiality qualifications contained therein) made by General Mills and/or General Mills Missouri in the Merger Agreement.

     New Ralcorp will agree to indemnify General Mills, Ralcorp and the Branded Subsidiary against Indemnifiable Losses arising from the following:

          (a) any and all liabilities assumed by New Ralcorp pursuant to the Reorganization Agreement;

          (b) subject to the limitations described below, any and all Branded Liabilities other than (i) the Known Branded Liabilities and (ii) the "Post-Closing Branded Liabilities," which are defined as Branded Liabilities relating to or arising from the ownership, use or possession of the Branded Assets or the operation of the Branded Business after the Effective Time;

          (c) any breach or violation of any covenant made in the Merger Agreement, the Reorganization Agreement or any other Ancillary Agreement by New Ralcorp or, with respect to covenants to be performed before the Effective Time, by Ralcorp or the Branded Subsidiary;

          (d) the ownership, use or possession of the New Ralcorp Assets or the operation of the New Ralcorp Business, whether relating to or arising out of occurrences prior to or after the Effective Time, except to the extent liability therefor is assumed by the Branded Subsidiary pursuant to the Reorganization Agreement;

          (e) subject to the limitations described below, any breach or violation of any representation or warranty (without regard to materiality qualifications contained therein) made by Ralcorp in the Merger Agreement or made by New Ralcorp in the Reorganization Agreement;

          (f) any third party claim to the extent relating to the actions of the Ralcorp Board in authorizing the Distribution or the Merger; or

          (g) any third party claim arising out of the disclosures contained in this Information Statement, other than disclosures based on information provided by or on behalf of General Mills for inclusion herein.

     In addition, Ralcorp and New Ralcorp will agree to allocate liability for, and indemnify each other against, any amounts payable on account of the exercise of any Ralcorp shareholder of appraisal rights.

     The indemnification obligations described above will be subject to the following limitations:

          (a) Notwithstanding the expiration of the representations and warranties in the Merger Agreement or anything else to the contrary in the Merger Agreement, the indemnification obligations described above with respect to breaches of representations or warranties will survive the Distribution Date for eighteen months, at which time they will expire automatically, except with respect to written claims for indemnification made in good faith prior to such expiration (which claims will survive such expiration);

          (b) The indemnification obligation of New Ralcorp described in paragraph (b) above with respect to certain pre-Closing Branded Liabilities will survive the Distribution Date for five years, at which time it will expire automatically, except with respect to written claims for indemnification made in good faith prior to such expiration (which claims will survive such expiration);

          (c) The indemnification obligations of General Mills, Ralcorp and the Branded Subsidiary for breaches of representations or warranties will apply only to the extent Indemnifiable Losses exceed $6 million in the aggregate; and

          (d) The indemnification obligations of New Ralcorp for breaches of representations or warranties and for certain pre-Closing Branded Liabilities will apply only to the extent Indemnifiable Losses therefrom exceed $6 million in the aggregate.

     Net Worth Covenant. The Reorganization Agreement provides that New Ralcorp and its subsidiaries will maintain certain minimum net worth levels for up to five years after the Distribution Date, as follows:

          (a) For a period of two years following the Distribution Date, New Ralcorp and its subsidiaries, on a consolidated basis, will maintain at all times a net worth (determined in accordance with generally accepted accounting principles, consistently applied) of not less than $100 million.

          (b) Except as provided in paragraph (c) below, for a period of two years commencing on the second anniversary of the Distribution Date, New Ralcorp and its subsidiaries, on a consolidated basis, will maintain at all times a net worth (determined in accordance with generally accepted accounting principles, consistently applied) of not less than the lesser of
     (i) the sum of $25 million plus the aggregate of all claims for indemnification made against New Ralcorp pursuant to the Reorganization Agreement (subject to the limitations described above) unresolved and pending on the second anniversary of the Distribution Date, and (ii) $100 million.

          (c) Notwithstanding the foregoing paragraph (b), in the event an agreement between Ralcorp and Ralston Purina as contemplated by the Merger Agreement is not entered into prior to the second anniversary of the Distribution Date, for a period of three years commencing on the second anniversary of the Distribution Date, New Ralcorp and its subsidiaries, on a consolidated basis, will maintain at all times a net worth (determined in accordance with generally accepted accounting principles, consistently applied) of not less than the amounts specified below:

             (i) during the first year of such three-year period, the lesser of
        (A) the sum of $75 million plus the aggregate of all claims for indemnification made against New Ralcorp pursuant to the Reorganization Agreement (subject to the limitations described above) unresolved and pending on the second anniversary of the Distribution Date, and (B) $100 million;

             (ii) during the second year of such three-year period, the lesser of (A) the sum of $50 million plus the aggregate of all claims for indemnification made against New Ralcorp pursuant to the Reorganization Agreement (subject to the limitations described above) unresolved and pending on the third anniversary of the Distribution Date, and (B) the amount specified in clause (i) of this paragraph (c); and

             (iii) during the third year of such three-year period, the lesser of (A) the sum of $25 million plus the aggregate of all claims for indemnification made against New Ralcorp pursuant to the Reorganization Agreement (subject to the limitations described above) unresolved and pending on the fourth anniversary of the Distribution Date, and (B) the amount specified in clause (ii) of this paragraph (c).

TERMS OF THE OTHER ANCILLARY AGREEMENTS

     THE TECHNOLOGY AGREEMENT

     The Technology Agreement will be entered into as of the Distribution Date by and among Ralcorp, New Ralcorp and the Branded Subsidiary. It will facilitate the assignment and/or license of certain Technical Information and Know How (as defined herein) among Ralcorp, New Ralcorp and the Branded Subsidiary. As used in the Technology Agreement, the term "Technical Information and Know How" refers to all the information owned or licensed from third parties by Ralcorp and its subsidiaries, and which, as of the date of the Technology Agreement, has been used or reduced to practice for use by the Branded Business or the New Ralcorp Business or by Ralston Purina in connection with either of such businesses, including trade secrets, product formulas, processing and equipment design and information, specifications, know how, manufacturing, research, software, inventions, patent applications, patents and industrial property rights and other technical information. For purposes of the Technology Agreement, the term Branded Business refers to the business of manufacturing, distributing and selling branded ready-to-eat cereal and branded cereal-based snacks and snack mixes, as ever conducted by Ralcorp, Ralston Foods, or Ralston Purina prior to the Distribution Date and the term New Ralcorp Business refers to any business (including any of the same businesses as previously conducted by Ralston Purina) as ever conducted by Ralcorp, Ralston Foods or any of their affiliates prior to the Distribution Date, other than the Branded Business.

     Assignments of Technical Information and Know How. The parties will assign certain of the Technical Information and Know How to each other pursuant to the Technology Agreement. Ralcorp will assign to New Ralcorp all of its right, title, and interest in and to the "Assigned Technical Information and Know How," which term refers to the Technical Information and Know How that is or has in the past been used exclusively in, or reduced to practice for use exclusively by, the New Ralcorp Business and that same business as it was previously conducted by Ralston Purina. New Ralcorp will assign to Branded Subsidiary all of its right, title and interest, in the United States of America and all foreign countries, in and to (a) the Shared Technical Information and Know How (as defined herein) and (b) the Branded Technical Information and Know How (as defined herein).

     The term "Shared Technical Information and Know How" refers to the Technical Information and Know How that is or has in the past been used or reduced to practice for use by (a) the Branded Business and that same business as it was previously conducted by Ralston Purina for any products which are not Designated Products (as defined herein) and (b) both the Branded Business and the New Ralcorp Business and those same businesses as they were previously conducted by Ralston Purina. The term "Branded Technical Information and Know How" refers to the Technical Information and Know How that is or has in the past been used exclusively, or reduced to practice for use exclusively, by Ralcorp, its subsidiaries or Ralston Purina to produce Designated Products, including all cereal-based snacks and snack mixes that are Designated Products. The term "Designated Products" refers to cereals, cereal based snacks and snack mixes, and products which are identical to or substantially similar in form or in overall appearance to those products, which have been offered for sale in connection with any form of the Chex trademark or the Cookie Crisp trademark prior to the date of the Trademark Agreement, whether or not any of such products are (a) similar in flavor to those products which have been offered for sale in connection with such trademarks or (b) used in association with ingredients different from the ingredients used in the products which have been offered for sale in connection with such trademarks; provided, however, that this term does not include the hexagonally shaped products currently sold under the Crispy Hexagon designation or those wheat cereals denominated or described as Shredded Wheat and similar in nature to other shredded wheat products currently offered by other cereal manufacturers.

     License Grants Relating to the Technical Information and Know How. Each of Ralcorp and Branded Subsidiary will grant to New Ralcorp certain licenses relating to the Shared Technical Information and Know How and the Branded Technical Information and Know How. These licenses will be subject to the terms, covenants, conditions, and limitations set forth in, among other agreements, the prior Technology Agreement entered into between Ralcorp and Ralston Purina in connection with the 1994 Spin-off (the "Prior Technology Agreement"). The licenses will include an irrevocable, non-exclusive, royalty-free license to use: (a) the Shared Technical Information and Know How from and after the date of the Technology Agreement until March 31, 1999 in the Western Hemisphere in a manner which does not violate the limited, short-term business restrictions agreed upon by the parties (as described below); (b) the Shared Technical Information and Know How from and after March 31, 1999, worldwide, in perpetuity, in a manner which does not violate the limited, short-term business restrictions agreed upon by the parties; (c) the Branded Technical Information and Know How to produce any products exclusively for Ralcorp alone or for Ralston Purina pursuant to the Distributorship Agreement, in each case, commencing as of the Distribution Date; (d) the Branded Technical Information and Know How to produce (i) any products, other than snack mix products or Cookie Crisp-type products, commencing on the Distribution Date and (ii) any Cookie Crisp-type products, commencing eighteen (18) months after the Distribution Date, in each case in the United States, its territories, possessions, military installations and the Commonwealth of Puerto Rico for any third parties; (e) the Branded Technical Information and Know How to produce any products, other than snack mix products, commencing five (5) years after the Distribution Date, in all other countries for any third parties; (f) the Branded Technical Information and Know How to produce any snack mix products other than those containing products, or a product substantially similar to, or identical to, products which have been, prior to the date of the Technology Agreement, offered for sale in connection with any form of the Chex trademark, including products sold under the Crispy Hexagon designation, commencing two (2) years after the Distribution Date, worldwide for any third parties; (g) the Branded Technical Information and Know How to produce any snack mix products, commencing five (5) years after the Distribution Date, worldwide, for any third parties; and (h) the invention claimed in U.S. Patent No. 5,188,860 entitled "Process for the Production for a Fiber Containing Cereal Product", worldwide, in perpetuity. In the event the FTC withdraws its acceptance of the Consent Agreement, the limits on the license of Branded Technical Information and Know How described above that apply to production of Cookie Crisp-type products will also apply to Chex-type products.

     Limited, Short-Term Business Restrictions. The Technology Agreement contains certain provisions pursuant to which New Ralcorp, on behalf of itself and its successors in interest and present and future subsidiaries and affiliates other than the Branded Subsidiary, will agree not to make certain products for certain periods of time, except as may otherwise be provided in the Supply Agreement or in the Distributorship Agreement. New Ralcorp, on behalf of the same parties, will also agree not to use on its products any snack mix recipes that have been used in the three years prior to the Distribution Date in connection with

Chex products. The Technology Agreement provides that New Ralcorp will not make or sell (a) any ready-to-eat cereals that are Cookie Crisp-type Designated Products in the United States, its territories, possessions, military installations or the Commonwealth of Puerto Rico for the eighteen (18) month period commencing upon the Distribution Date; (b) any ready-to-eat cereals that are Designated Products outside of the United States, its territories, possessions, military installations or the Commonwealth of Puerto Rico for the five (5) year period commencing upon the Distribution Date; (c) any snack mix, cereal-based or otherwise, anywhere in the world for the two (2) year period commencing upon the Distribution Date; and (d) any snack mix containing those products, or a product substantially similar to, or identical to, products which have been, prior to the date of the Technology Agreement, offered for sale in connection with any form of the Chex trademark, which shall include products sold under the Crispy Hexagon designation, for the five (5) year period commencing upon the Distribution Date. In the event the FTC withdraws its acceptance of the Consent Agreement, the restrictions on making and selling Cookie Crisp-type Designated Products described in clause (a) above will also apply to Chex-type Designated Products.

     The foregoing restrictions on snack mix products will not apply to snack mix products of an enterprise acquired by New Ralcorp if such snack mix business generates less than 20% of the annual gross revenues of such enterprise and less than $7,000,000 in annual sales. In addition, none of these provisions will serve to restrict the existing business of any third party which acquires New Ralcorp (although an acquiring third party would be restricted from using the Shared Technical Information and Know How and the Branded Technical Information and Know How in violation of the limited, short-term business restrictions agreed upon by the parties). Moreover, the restrictions will not interfere with the ability of New Ralcorp to meet its obligations to Ralcorp under the Supply Agreement. Similarly, the limited, short-term business restrictions agreed upon by the parties will not interfere with the ability of New Ralcorp to meet its obligations to Ralston Purina as set forth in the Distributorship Agreement. However, New Ralcorp will agree to terminate by September 1, 1999 the Distributorship Agreement insofar as it may require the production or sale of any Designated Products for Ralston Purina.

     Provisions Relating to Confidentiality and Transferability. The parties will each agree pursuant to the Technology Agreement to treat all Technical Information and Know How as confidential and not to disclose any portion thereof to any third party. However, New Ralcorp will have the right to license or disclose the Shared Technical Information and Know How and Branded Technical Information and Know How, in confidence, in accordance with the terms of the Prior Technology Agreement and the Technology Agreement. Similarly, Ralcorp and the Branded Subsidiary will have the right to license or disclose the Shared Technical Information and Know How and the Branded Technical Information and Know How, in confidence, in accordance with the terms of the Prior Technology Agreement.

     The Prior Technology Agreement provides that any party who is a sublicensee of Technical Information and Know How must agree (a) to treat the same as confidential and not to disclose it to any third parties without the written consent of Ralston Purina and (b) to obtain a written agreement from each of its employees, agents, officers and/or directors that any such Technical Information and Know How will be kept confidential at all times by such parties and that such information will not be disclosed to any third parties.

     Pursuant to the Technology Agreement, upon New Ralcorp's request each of Ralcorp and Branded Subsidiary will license the Shared Technical Information and Know How and the Branded Technical Information and Know How to any subsidiaries or affiliates of New Ralcorp (regardless of when any such relationship with New Ralcorp may arise) and (unless the FTC withdraws its acceptance of the Consent Agreement) to any third party that acquires substantially all of the Private Label Business, or the business of producing Chex-type private label cereals, from New Ralcorp. Any such license(s) will be on the same terms as set forth in the Technology Agreement. A license to an affiliate or subsidiary of New Ralcorp will remain in effect only for so long as such entity continues to be a subsidiary or affiliate of New Ralcorp. Upon the granting of a license to a third party as described above, New Ralcorp's license with respect to any such technology will automatically terminate. All licensees will be bound by all restrictions set forth in the Technology Agreement and the Trademark Agreement as to such Technical Information and Know How.

     Miscellaneous Provisions. The Technology Agreement provides that New Ralcorp will assume from Ralcorp all of the technical assistance obligations owed to Ralston Purina by Ralcorp pursuant to the Prior

Technology Agreement. In addition, none of the parties to the Technology Agreement will have an ongoing obligation to assign, license, share or provide to the others any Technical Information and Know How created or developed after the Distribution Date.

     THE TRADEMARK AGREEMENT

     The Trademark Agreement will be entered into as of the Distribution Date by and among Ralcorp, New Ralcorp and the Branded Subsidiary. It will facilitate the assignment and/or license among Ralcorp, New Ralcorp and the Branded Subsidiary of certain trademarks, service marks, trade dress, and copyrights and the registrations and applications for registrations relating thereto (collectively, "Trademarks").

     Assignments and Licenses. Effective as of the Distribution Date, New Ralcorp will (a) assign to the Branded Subsidiary all of New Ralcorp's rights, title and interest in the Branded Trademarks (as defined herein) and (b) grant to the Branded Subsidiary a non-exclusive royalty free right to use the Ralston, Ralston Foods, and red, stylized R trademarks (collectively, the "Ralston Trademarks") in the United States, its territories and possessions and the Commonwealth of Puerto Rico and military installations on packaging, promotional or advertising materials for a period of one (1) year following the Distribution Date. The "Branded Trademarks" refer to (a) all the Trademarks, other than the Ralston Trademarks and the Sun Flakes and Spider-Man Trademarks, previously used or currently owned by Ralston Foods or licensed to Ralston Foods or its subsidiaries which are or have been almost always associated with the Branded Business or intended almost always for use therein and (b) certain recipe names used in connection with snack mix products produced by the Branded Business. The license term relating to the use of the Ralston Trademarks may be extended for a period of no more than one (1) additional year for the purpose of permitting the Branded Subsidiary to use, sell or otherwise dispose of product packaging and advertising or promotional materials that remain on hand on the one year anniversary of the Distribution Date. The Branded Subsidiary will agree that it will (a) make reasonable efforts to conclude the use of such product packaging and promotional and advertising materials by the one year anniversary of the Distribution Date and (b) not place any orders for such product packaging and advertising or promotional materials at any time after the one year anniversary of the Distribution Date.

     Effective as of the Distribution Date, Ralcorp will assign to New Ralcorp, on a quitclaim basis, all of Ralcorp's rights, title and interest in and to any Trademarks owned by Ralcorp, other than the Branded Trademarks (collectively, the "Other Trademarks"). Neither Ralcorp nor the Branded Subsidiary will have any rights in the Other Trademarks, except with respect to use of the Ralston Trademarks pursuant to the license grant.

     Limitations on the Use of Trademarks by New Ralcorp. The Trademark Agreement provides certain limitations on the ability of New Ralcorp and its affiliates to use certain Trademarks. New Ralcorp may not use, register, seek to register, license or otherwise grant rights in the Branded Trademarks or any Trademarks or trade names confusingly similar to any of such Branded Trademarks. However, New Ralcorp and its affiliates will be permitted to use the Branded Trademarks in connection with any legally permissible comparative advertising. These obligations will remain in effect as long as (a) the Branded Subsidiary and its affiliates, successors in interest, assigns and licensees shall not have abandoned all use of the applicable Branded Trademark, and Trademarks confusingly similar thereto and (b) all registrations for the applicable Branded Trademark and all Trademarks confusingly similar thereto shall not have expired.

     Similarly, in connection with the Designated Products, New Ralcorp may not use, register, seek to register, license or otherwise grant rights in the following Trademarks: Purina, Checkerboard, any checkerboard or checkered logo or symbol, and any Trademarks or trade names confusingly similar thereto. Moreover, New Ralcorp may not make any statements in connection with its products which indicates that any Chex-type ready-to-eat cereal Designated Products were produced at any time prior to the Distribution Date, or that any other Designated Products were produced at any time prior to the date which is 18 months after the Distribution Date, in either case by Ralston Purina or New Ralcorp or their affiliates. In the event the FTC withdraws its acceptance of the Consent Agreement, the foregoing restriction that applies to all other Designated Products will also apply to Chex-type ready-to-eat cereal Designated Products. Each of these obligations will remain in effect as long as the Branded Subsidiary and its affiliates, successors in interest, assigns and licensees shall not have permanently discontinued offering all products which are identical to or substantially similar to the applicable Designated Product.

     Moreover, as to the Designated Products, for the three (3) year period following the Distribution Date, New Ralcorp may not use, register, seek to register, license or otherwise grant rights in any trademarks or trade names, other than those trademarks and trade names owned by a grocery retailer, a wholesaler, or broker and which are used by such persons or entities to identify grocery products sold by such parties or entities and in which New Ralcorp and its affiliates have no rights, except for the right to produce products utilizing such Trademarks and trade names for such parties or entities or their licensees ("Private Label Trademarks"). Notwithstanding this limitation, commencing two (2) years after the Distribution Date in connection with any Designated Products, and commencing immediately after the Distribution Date with any other products, New Ralcorp will have the right to use the Ralston Trademarks as a Control Brand (as defined below) and the right to use any other Control Brands. The term "Control Brand" refers to those Trademarks and trade names which are utilized by New Ralcorp and/or its subsidiaries on a line of products which are typically offered by New Ralcorp to re-sellers of grocery products for use on such products in lieu of a Private Label Trademark on such products. None of the foregoing restrictions will in and of themselves restrict the use of any preexisting Trademarks, or Trademarks confusingly similar thereto, in the business of any third party which may acquire New Ralcorp or its affiliates through a merger, consolidation or other acquisition transaction.

     New Ralcorp will have no rights to use the Ralston Trademarks on the Designated Products other than as a Control Brand for the three years following the Distribution Date. Thereafter, New Ralcorp will have the right to use the Ralston Trademarks in connection with the Designated Products only as a house brand in the same manner as it does for its other cereal products and only on the condition that the Ralston Trademarks are less prominently displayed than the primary trademark or product name in all uses on the principal display panels of the products and in the advertising of such products. Also, the Ralston Trademarks will not be permitted to be used as part of the product name on the Designated Products.

     Rights and Liabilities Related to Trademarks. The Trademark Agreement provides that each of New Ralcorp and the Branded Subsidiary will assume the limitations, undertakings and liabilities related to the Branded Trademarks or the Other Trademarks, as applicable, pursuant to, and in accordance with, the terms of the Reorganization Agreement. These will include the limitations, undertakings and liabilities arising out of the prior Trademark Agreement entered into between Ralcorp and Ralston Purina in connection with the 1994 Spin-off and the obligations arising out of certain license agreements and other contracts related to the Branded Trademarks or the Other Trademarks, as applicable. The rights under these license agreements and contracts will be assigned, effective as of the Distribution Date, to the Branded Subsidiary or New Ralcorp, as applicable, pursuant to the Trademark Agreement.

     SUPPLY AGREEMENT

     The Supply Agreement will be entered into as of the Distribution Date by Ralcorp (which, after the Merger, will be named General Mills Missouri, Inc.) and New Ralcorp. Pursuant to the Supply Agreement, New Ralcorp will agree to produce (i) ready to eat cereals that have been packaged using the Cookie Crisp trademark, and products substantially similar thereto ("Cookie Crisp"), and (ii) rice-based cereals that have been packaged using the Chex trademark, and products substantially similar thereto ("Rice Chex," and together with Cookie Crisp, the "Products"), for General Mills Missouri and to provide certain other transition services to General Mills Missouri for certain periods of time following the Merger.

     Supply Arrangements

     Term. New Ralcorp's obligations pursuant to the Supply Agreement will commence immediately after the Closing Date of the Merger Agreement and will expire eighteen months after the Closing Date, subject to extension under certain circumstances.

     Production System and Materials. Pursuant to the Supply Agreement, New Ralcorp will provide all equipment and personnel necessary to produce, package and ship Products without any additional costs to General Mills Missouri beyond those incorporated into the respective Product prices and/or rates set forth in the Supply Agreement. The Supply Agreement provides that each of New Ralcorp and General Mills

Missouri will provide certain ingredients and materials ("Materials") for use in connection with the manufacturing and packaging of the Products.

     Sampling and Testing Obligations. The Supply Agreement requires New Ralcorp to sample and test (i) all Materials received by New Ralcorp to be used to produce or package Products, and (ii) the Products, in each case in accordance with certain specifications (the "Specifications").

     Storage and Disposal Obligations. Pursuant to the Supply Agreement, New Ralcorp will provide suitable storage and warehousing space and disposal services for Materials at rates set forth in the Supply Agreement (subject to certain exceptions). The Supply Agreement requires General Mills Missouri to promptly provide New Ralcorp with instructions with respect to the disposition of unusable Materials.

     Nonconforming Products. For purposes of the Supply Agreement, the term "Nonconforming Products" means Products which do not comply with certain applicable laws or the Specifications. Pursuant to the terms of the Supply Agreement, in the event that New Ralcorp produces any Nonconforming Products, New Ralcorp will be required to promptly replace such Products at no cost to General Mills Missouri, except to the extent such nonconformance was the result of General Mills Missouri actions. The Supply Agreement provides that any Materials which do not comply with the requirements of the Specifications will not be used by New Ralcorp for any reason in connection with the Products.

     Inspection of Records and Plant. The Supply Agreement provides that General Mills Missouri will be entitled to inspect New Ralcorp's records relating to the Products and to take inventory of Materials and finished Products produced by New Ralcorp for General Mills Missouri.

     Supply Quantities. The Supply Agreement is designed to ensure that General Mills Missouri will have sufficient Products during the first 18 months of the transition following the Merger (and an additional six months with respect to Cookie Crisp cereal in the event that General Mills Missouri exercises its option to renew the Supply Agreement for such products). The Supply Agreement specifies General Mills Missouri's rights to New Ralcorp's and its subsidiaries' and affiliates' capacity to make Products at all of their plants and facilities. Such rights will not prevent New Ralcorp from meeting its obligations to Ralston Purina under the Distributorship Agreement. The Supply Agreement provides that New Ralcorp's obligation to supply General Mills Missouri with the Products will not exceed New Ralcorp's stated capacity to produce such products, which capacity is subject to certain adjustments. Pursuant to the Supply Agreement, General Mills Missouri agrees to order certain minimum amounts of Cookie Crisp and Rice Chex cereals, subject to certain exceptions.

     Payment Terms. The Supply Agreement specifies the prices that General Mills Missouri will pay to New Ralcorp for supply of Cookie Crisp and Rice Chex cereals for the periods covered by the Supply Agreement. General Mills Missouri will also be obligated to pay New Ralcorp an amount equal to actual costs for all Materials provided by New Ralcorp in connection with Rice Chex and Cookie Crisp cereals produced and packaged in accordance with the Supply Agreement, subject to certain yield losses. In addition, the Supply Agreement requires General Mills Missouri to pay a fixed amount for each month in the period commencing on the first date of the term of the Supply Agreement and ending upon the earlier of the expiration of the term of the Supply Agreement or any termination of the Supply Agreement with respect to Rice Chex cereal by General Mills Missouri.

     Indemnification. Pursuant to the Supply Agreement, New Ralcorp will indemnify General Mills Missouri for all liabilities (excluding consequential damages (which shall include but not be limited to lost profits)) incurred by General Mills Missouri arising out of (i) material breaches of any of New Ralcorp's warranties, representations or agreements under the Supply Agreement,
(ii) certain injuries or damages to third parties, (iii) certain injuries to person or property occurring on New Ralcorp's premises, (iv) certain fines, penalties and similar liabilities, (v) certain claims alleging infringement of third party rights, and (vi) certain recalls of Products.

     Pursuant to the Supply Agreement, General Mills Missouri will indemnify New Ralcorp for all liabilities incurred by New Ralcorp arising out of (i) material breaches of any of General Mills Missouri's warranties, representations or agreements under the Supply Agreement, (ii) certain injuries or damages to third parties,

(iii) certain fines, penalties and similar liabilities, and (iv) certain claims alleging infringement of third party rights.

     Termination. The Supply Agreement may be terminated by either party in the event of the occurrence of any material breach not cured within thirty (30) days of written notice of such breach. Moreover, upon any change of control of New Ralcorp, General Mills Missouri may terminate the Supply Agreement effective immediately upon written notice to New Ralcorp.

     Transition Services Arrangements

     Services. From and after the effective date of the Supply Agreement for a period up to ninety days after the Closing Date, New Ralcorp will make certain services available to General Mills Missouri, including (but not limited to) services related to data processing, finished product distribution and raw material supply (the "Services"). In consideration for the Services, General Mills Missouri will pay to New Ralcorp an amount equal to the reasonable costs to New Ralcorp in providing such Services.

     Liability; Indemnification. The Supply Agreement provides that New Ralcorp will have no liability to General Mills Missouri with respect to its furnishing any of the Services except for its willful misconduct or gross negligence. Moreover, pursuant to the Supply Agreement, General Mills Missouri will indemnify New Ralcorp and its affiliates and certain related parties for any and all liabilities arising from New Ralcorp's furnishing or failing to furnish the Services, other than liabilities arising out of the willful misconduct or gross negligence of New Ralcorp or its affiliates or such related parties.

     TAX SHARING AGREEMENT

     The Tax Sharing Agreement provides that each of Ralcorp and New Ralcorp will be responsible for and will indemnify the other party against its (and its respective affiliates) allocable share of tax liabilities before and after the Distribution Date. New Ralcorp will be liable for all taxes of (a) New Ralcorp or any of its affiliates for any pre- or post-Distribution Date tax period, (b) Ralcorp or any Ralcorp affiliate for any pre-Distribution Date tax period, including any liabilities resulting from an audit or other adjustment to previously filed tax returns and (c) any person arising out of or directly resulting from any of the transactions set forth in the Reorganization Agreement, the Ancillary Agreements or the Merger Agreement unless such liability results from a breach of certain covenants by Ralcorp with respect to taxes. Ralcorp will be liable for all taxes of Ralcorp or any Ralcorp affiliate attributable to any post-Distribution Date tax period. In the Tax Sharing Agreement, Ralcorp and New Ralcorp will agree to cooperate with respect to the preparation and filing of tax returns and with respect to any tax-related challenges or proceedings.

                                  NEW RALCORP
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     For financial reporting purposes, New Ralcorp is a "successor registrant" to Ralcorp and, as such, all financial information of New Ralcorp included in this discussion and in the historical financial statements beginning on page F-2 represent the historical financial information of Ralcorp. Therefore, references to the "Company" in this discussion and in the related historical financial statements are references to Ralcorp, without giving effect to the Distribution or the Merger.

     Ralcorp operates in two business segments, the "Consumer Foods" segment, comprised of the cereals and snacks, baby food and crackers and cookie businesses, and the "Resort Operations" segment, consisting of the Keystone, Breckenridge and Arapahoe Basin ski resorts.

OVERVIEW

     Fiscal 1996 proved to be a year in which the Company's businesses achieved varying performance levels. The Beech-Nut baby food business performed well in the first half of the fiscal year, but increased competitive pressure in the third and fourth quarters slowed Beech-Nut's operating profit growth. The Bremner cracker and cookie business recorded significant growth through new product sales and by adding new accounts throughout the year. A good winter ski season provided the ski resorts business with favorable year to year profit comparisons. Dramatic changes throughout the ready-to-eat cereal category and especially in the category's pricing structure had a significant negative impact on the operating results of the Ralston Foods cereal business. Cereal volume, both branded and private label, declined significantly for the year. The branded decline occurred primarily in the minor branded cereal products, a consistent negative trend, while the larger mainline Chex franchise performed reasonably well in a declining category, with only a slight year to year volume decline. Private label cereal volume was hurt most by the difficult pricing environment within the cereal category, as the price gap between private label products and their branded counterparts significantly narrowed. Mitigating some of the unfavorable results of cereal operations was the continued growth experienced by the Ralston Foods' Chex Mix snack product.

     On August 14, 1996, the Company announced an agreement to sell its branded cereal and snack business to General Mills for General Mills common stock and the assumption of debt and accrued interest not to exceed $300 million, together valued at $570 million. Currently, the Company estimates that the debt assumed will be between $210 and $240 million. The transaction will be accomplished through a tax-free merger of the Company's branded cereal and snack business with a subsidiary of General Mills and the spin-off of the Company's remaining businesses to the Company's shareholders. Subsequent to the close of the transaction, shareholders of the Company will hold shares of General Mills common stock and shares of the spun-off company. The completion of the transaction is subject to governmental approval and approval by the Company's shareholders. It is possible that such approvals may not be received.

     On December 9, 1996, General Mills signed the Consent Agreement relating to the Proposed FTC Order. The FTC accepted the Consent Agreement for public comment on December 24, 1996, at which time the FTC granted early termination of the required waiting period under the HSR Act with respect to the Merger. The Proposed FTC Order will become final if the FTC enters the Proposed FTC Order after a 60-day public comment period. Pending entry of the Proposed FTC Order, General Mills has agreed to comply with it (but General Mills will no longer be bound by the Proposed FTC Order if the FTC withdraws its acceptance of the Consent Agreement). Under the Proposed FTC Order, General Mills would permit New Ralcorp to compete against General Mills by producing and selling a Chex-type private label cereal as soon as the Merger is completed, and would permit a third party to acquire this right. General Mills and Ralcorp had originally agreed that New Ralcorp would not produce and sell a Chex-type private label cereal for 18 months after the Merger. The parties intend to complete the Merger as soon as they satisfy all the conditions to the Merger, even if the public comment period has not expired and the Proposed FTC Order is not final.

     On July 23, 1996, the Company announced an agreement to sell its Resort Operations to Vail in a transaction valued in excess of $310 million. The sale would allow the Company to significantly reduce its debt by $165 million and also retain an approximate 22% ownership interest in a newly combined company that would feature five of the premier ski resorts in North America. The completion of the transaction is subject to various government approvals, which may or may not be received.

     The sale of the Resort Operations is being investigated by the DOJ. The Company and Vail have complied with the request for additional information issued by the DOJ pursuant to the HSR Act. The Company and Vail have agreed to extend the time in which the DOJ has to review the proposed sale. Management believes a decision by the DOJ regarding whether the DOJ will challenge the proposed sale will be made prior to the end of December. Unless extended by the parties, the contract for the sale of Resort Operations to Vail terminates on January 10, 1997. If the Resort Operations are not sold to Vail, management will review whether to retain the Resort Operations and operate them as a core business or explore other strategic alternatives with respect to the Resort Operations.

     If the sale of the Resort Operations is not completed prior to the Merger and the Distribution, the debt to be assumed by General Mills could exceed $240 million, thereby reducing the amount of General Mills Common Stock to be issued in the Merger. The increased debt assumption would occur if New Ralcorp was unable to obtain financing for the Resort Operations' unsecured debt on satisfactory terms.

     Please refer to the "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION" section for presentation of financial information that assumes completion of the above referenced transactions.

OPERATING RESULTS

     Operating results for fiscal 1996 and fiscal 1995 were impacted by certain significant one-time charges, which make year to year comparisons difficult. In fiscal 1996, the Company recorded a $109.5 million pre-tax impairment charge ($68.8 million after taxes or $2.09 per share) related to its private label cereal and consumer hot cereal operations. This charge was recorded under the provisions of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" ("FAS 121"); see the "Nonrecurring Charges" footnote in the Notes to Consolidated Financial Statements. Also, in fiscal 1996, the Company recorded a pre-tax charge of $16.5 million ($10.4 million after taxes or $.31 per share) to recognize the costs related to the restructuring of its ready-to-eat cereal operations; see the "Restructuring Charge" footnote in the Notes to Consolidated Financial Statements. In fiscal 1995, the Company recorded pre-tax nonrecurring charges totaling $21.9 million ($13.6 million after taxes or $.41 per share) related to management's decision to exit the industrial oats business, close oats milling operations and impair certain long-lived assets related to the remaining consumer hot cereal business; see the "Nonrecurring Charges" footnote in the Notes to Consolidated Financial Statements. The fiscal 1995 nonrecurring charges were also determined under the provisions of FAS 121.

     Including the above referenced charges, the Company recorded a net loss of $46.8 million or $1.42 per share for fiscal 1996, compared to net earnings of $33.4 million or $1.00 per share for fiscal 1995. Exclusive of the charges, fiscal 1996 resulted in net earnings of $32.4 million or $.98 per share compared to fiscal 1995 net earnings of $47.0 million or $1.41 per share. Net sales in fiscal 1996 were $1,027.4 million compared to $1,013.4 million in fiscal 1995, an improvement of $14.0 million or 1.4%. This slight increase is attributable primarily to Chex Mix and the Resort Operations, as well as favorable volume gains in both the cracker and cookie and baby food businesses, which were substantially offset by the significant cereal volume declines.

FISCAL 1996 COMPARED TO FISCAL 1995

     Consumer Foods

     Consumer Foods sales were essentially flat from 1995 to 1996, as segment sales went from $886.0 million in fiscal 1995 to $892.0 million in fiscal 1996. This slight increase was driven by significantly higher Chex Mix snack volume (which continued to realize the positive effects of a successful restage), increased cereal prices taken in advance of the category-wide pricing declines, higher baby food prices and volume, and improved cracker and cookie volumes. Substantially offsetting these positive factors were the significantly lower branded and private label cereal volumes. Dramatic price decreases coupled with promotional activities during fiscal 1996, directly and negatively effected the Company's cereal volumes. Branded cereal volume declined approximately 10% in the year and private label cereal volume declined approximately 4%. Although minor branded cereal products volumes were down significantly, the mainline CHEX franchise continued to perform reasonably well, down only slightly from a year ago. Sales of branded cereal is somewhat seasonal because the Company's Chex Party Mix holiday promotion. Management believes that erosion of a portion of the price gap between branded and private label cereal products, occurring primarily in the third and fourth quarters of fiscal 1996, resulted in the Company's first private label cereal volume decline.

     As referred to earlier, Consumer Foods operating results for both fiscal 1996 and 1995 included certain significant one-time charges that make year to year comparisons difficult. Therefore, in an effort to present an analysis of the most comparable operating results, the following discussion of Consumer Foods operating profit excludes those charges.

     Operating profit for the segment decreased 29.5% in 1996 to $67.3 million compared to $95.5 million in the previous year. The significant decline is due primarily to lower cereal results partially offset by improvements in Chex Mix and the baby food and cracker and cookie businesses. In the cereal and snack business, operating profit declined as a result of higher advertising and promotion expense, the continued negative impact of increased ingredient costs and higher information systems costs, partially offset by the strong performance of Chex Mix snacks and cereal pricing increases taken in advance of the category-wide pricing decline. Spider-Man cereal, introduced in fiscal 1995's fourth quarter, was an earnings disappointment with volumes significantly below expectations. Production of Spider-Man cereal has been discontinued. The Beech-Nut baby food business results improved primarily on strong domestic volume gains and favorable pricing, partially offset by higher ingredient costs. In addition, baby food operations were slowed in the second half of fiscal 1996 due to increased competitive pressures. The Bremner cracker and cookie business increased its operating results in fiscal 1996 by adding new product sales and new accounts, resulting in additional volume, and by continuing to lower production costs.

  Resort Operations

     Resort Operations sales improved 6.3% in fiscal 1996 to $135.4 million compared to $127.4 million in 1995. The sales increase resulted primarily from a 5% improvement in skier visits, as well as an approximate 3% increase in room nights. Total skier visits for fiscal 1996 were 2.7 million. These improvements were the direct result of good ski conditions during the key winter months. As a result of these factors, Resort Operations recorded a record $23.0 million operating profit in fiscal 1996 compared to $17.1 million in the prior year, or an improvement of 34.5%

     The skiing industry is mature, with slow overall growth, and is highly competitive. The Company's ski resorts compete with all types of recreation and vacation alternatives for the consumers' discretionary spending. In order to compete successfully, the resorts must aggressively promote in order to attract more skiers while implementing substantial cost reductions.

     Operating results for this segment are highly seasonal. Historically, the resorts have earned more than the entire fiscal year's operating profit during the fiscal second quarter, which contains the peak of the ski season.

  Consolidated

     Consolidated net sales increased 1.4% in fiscal 1996 to $1,027.4 million due to improved revenues of Chex Mix and the Resort Operations, as well as favorable volume gains in both the cracker and cookie and baby food businesses. Cost of products sold as a percentage of sales was 52.3% in both fiscal 1996 and 1995 as increased Resort Operations revenues offset the increase in ingredient costs that affected the Company's other businesses. Selling, general and administrative expenses increased to 17.3% of sales in 1996 compared to 16.3% of sales in 1995 due to higher information systems costs and the inclusion, in fiscal 1996, of approximately $4.0 million of transaction costs related to the Company's proposed sale of its Resort Operations. Advertising and promotion expense as a percentage of sales increased to 22.7% of sales in fiscal

1996 from 21.0% in fiscal 1995. A significant portion of this increase is due to spending associated with Spider-Man, a new branded cereal in fiscal 1996, which has been discontinued, and stepped up promotional spending necessary to protect the Company's mainline Chex franchise and its declining private label cereal business. Advertising and promotion spending in support of the very successful Chex Mix restage was also higher in fiscal 1996. Income taxes, which include federal and state taxes, were 36.0% of pre-tax losses in fiscal 1996 compared to 39.1% of pre-tax earnings in fiscal 1995. This decline in the effective tax rate is primarily due to the Company recording significant one-time charges in fiscal 1996. Tax provisions on earnings generally reflect statutory tax rates.

FISCAL 1995 COMPARED TO FISCAL 1994

     Consumer Foods

     Consumer Foods sales increased 3.7% in fiscal 1995 to $886.0 million due to higher sales in all businesses. The increase was driven by significantly higher Chex Mix snack volume following a successful restage, higher branded cereal prices and higher private label cereal volumes at Ralston Foods, higher baby food prices and an improvement in cracker and cookie volumes which were partially offset by lower branded cereal volumes. In cereals, volumes in mainline Chex again increased compared to the prior year while sales of Cookie Crisp dropped after a strong fiscal 1994 increase and minor share brands continued to decline. Sales of the Consumer Foods segment tend to be somewhat seasonal due to strong first quarter performance associated with the Chex Party Mix holiday promotion.

     During fiscal 1995, the Company made a decision to close its industrial oats and oats milling operations in Cedar Rapids, Iowa. As a result of this decision, the Company recorded nonrecurring pre-tax charges totaling $21.9 million, comprised of a $10.1 million charge to cover the costs of exit, primarily for the write-down of related fixed assets, and $11.8 million representing the impairment of the remaining intangible and fixed assets related to the consumer hot cereal business. The decision to exit the industrial business and close milling operations was reached due to excess industry capacity which depressed selling prices despite significantly higher raw ingredient costs and the location of the milling operations which placed the Company at a competitive disadvantage due to higher freight costs. Operating loss in the fiscal year ended September 30, 1995 for the operations affected by the exit decision was approximately $3.7 million. See the "Nonrecurring Charges" footnote, in the Notes to Consolidated Financial Statements, for further discussion of these charges.

     Excluding the oats-related charges, operating profit for the segment increased 15% in fiscal 1995 to $95.5 million compared to $82.9 million in the previous year. The most significant factor behind the increase was the return to profitability of the Company's Bremner operation in fiscal 1995 after a significant fiscal 1994 loss. Compared to fiscal 1994, which was adversely affected by the forced relocation of Bremner's only facility, fiscal 1995 benefited from significantly lower production costs and higher volumes. Baby Food results increased on improved pricing partially offset by lower volume and higher advertising and promotion expenses. Operating profit for Ralston Foods declined moderately reflecting higher expenses related to the Company's accelerated cost reduction program and higher administrative expenses, primarily for information systems, partially offset by higher branded cereal prices and higher private label cereal volume.

     Resort Operations

     Resort sales fell 4% in fiscal 1995 to $127.4 million compared to $132.6 million in 1994. The sales decline resulted from a drop in skier visits associated with unfavorable weather conditions during the most important period of the ski season which was only partially offset by more favorable pricing. Poor winter results were partially offset by unexpected late season snowfalls which allowed the Company's Arapahoe Basin resort to remain open through early August 1995, and by increased summer conference business. As a result of these factors, operating profit declined to $17.1 million in fiscal 1995 compared to $20.5 million in the prior year.

     In fiscal 1994, the Company formed a joint venture with Intrawest Corporation of Canada, a leading mountain resort operator and developer, to develop the Company's real estate holdings at the Keystone Resort. The Company contributed land to the joint venture at book value and will realize the market value of these holdings over time as land is sold or projects are completed and sold, in addition to sharing in any development profits with Intrawest.

     Operating results for this segment are highly seasonal. Historically, the resorts have earned more than the entire fiscal year's operating profit during the second quarter, which contains the peak of the ski season.

     Consolidated

     Consolidated net sales increased 2.7% in fiscal 1995 to $1,013.4 million due to higher Consumer Foods sales partially offset by lower Resort revenues. The cost of products sold as a percentage of sales declined to 52.3% in fiscal 1995 compared to 53.1% in 1994 due to significantly improved efficiency at Bremner during 1995 compared to the move-affected prior year and due to improved margins in Baby Foods. Selling, general and administrative expenses increased to 16.3% of sales in 1995 compared to 15.0% of sales in 1994 due primarily to higher information systems costs in fiscal 1995 and the increased costs associated with becoming a stand-alone company. Advertising and promotion expense as a percentage of sales declined slightly to 21.0% in the current year due to higher sales of private label products requiring lower levels of promotional support. Income taxes, which include federal and state taxes, were 39.1% in fiscal 1995 compared to 39.0% in 1994. Tax provisions generally reflect statutory tax rates.

LIQUIDITY AND CAPITAL RESOURCES

     Cash Flow from Operations

     The Company's primary source of liquidity is cash flow from operations, which increased to $91.8 million in 1996 compared to $80.4 million in 1995 due primarily to reduced working capital needs. The $9.6 million decline in operating cash flow in 1995 compared to 1994 was due primarily to heavier investments in inventories and higher 1995 year end receivables associated with new product introductions. Working capital, excluding cash and current maturities of long-term debt, was $92.4 million at September 30, 1996 compared to $104.7 million and $81.8 million at September 30, 1995 and 1994, respectively. The Company had no cash balances at September 30, 1996 and 1995.

     The Company's businesses have historically focused on generating positive cash flows through operations. For the three years ended September 30, 1996, the Company was able to generate $262.2 million of cash from operations. Management believes that the Company will continue to generate operating cash flow through its mix of businesses and expects that future liquidity requirements will be met through a combination of operating cash flow and strategic use of borrowings available under existing bank credit agreements. Upon completion of either or both of the proposed sale transactions, management anticipates that the remaining businesses would continue to generate positive, but significantly lower, operating cash flows. If the proposed sale of Resort Operations is consummated prior to the consummation of the Merger, the Company will fund its borrowing needs through its existing credit arrangements. However, if the sale of Resort Operations is not completed prior to the Merger, then upon the consummation of the Merger, New Ralcorp expects to enter into a twelve to thirty-six month $200 million bridge credit facility with several lenders. It is likely the terms of such a facility will be more restrictive upon New Ralcorp's business operations and will be at significantly higher interest rates than the Company's existing credit arrangements. For more information on New Ralcorp's credit arrangements see, "DESCRIPTION OF NEW RALCORP'S INDEBTEDNESS."

     Investing Activities

     Capital expenditures were $66.7 million, $66.1 million and $38.2 million in fiscal years 1996, 1995 and 1994, respectively. Capital expenditures for fiscal 1997 are expected to be approximately $35-$40 million. These fiscal 1997 projected expenditures include the Company's branded cereal and snack business and Resort Operations for only a portion of fiscal 1997, due to the anticipated completion of their respective sale transactions. If either or both transactions are not completed, capital expenditures for fiscal 1997 may be higher. During fiscal 1994, the Company disposed of two closed production facilities, the proceeds of which were $19.2 million.

     Investing activities in 1994 also include the November 1993 purchase, for $39.2 million, of the oats processing and packaging and cereal-making operations of the National Oats Company division of Curtice Burns Foods, Inc., along with related manufacturing assets.

     Financing Activities

     In connection with the 1994 Spinoff, the Company assumed from Ralston Purina $370 million of debt in a long-term bank credit agreement comprised of $120 million outstanding under a $200 million revolving credit arrangement and a $250 million term loan facility. During fiscal 1994, the Company issued $150 million in 8 3/4% notes due 2004, the proceeds of which were used to reduce borrowings under the credit agreement. During fiscal 1995, the Company amended the credit agreement, eliminating the term loan and placing the reduced $300 million total amount available under the credit agreement in the revolving credit facility. The amendment also resulted in a lower borrowing rate and reduced restrictions on stock repurchases and dividend payments, provided the Company maintains certain financial ratios and a minimum level of shareholders' equity. Through an additional amendment, in March 1996, the amount available under the revolving credit facility was further reduced to $275 million, comprised of a $100 million 364-day revolving facility and a $175 million five year revolving facility, and the related maturity date was moved to March 12, 2001. The March 1996 amendment retained many of the provisions negotiated through the 1995 amendment, again, provided the Company maintains certain financial ratios and a minimum level of shareholders' equity. In June 1996, Company management, realizing the potential negative impact of increased competitive pressures, sought and received less stringent debt and interest coverage ratios from the credit facility lenders for the third and fourth quarters of fiscal 1996. The Company met the amended ratios for each of these quarters. In September 1996, in contemplation of the sale of Resort Operations, the existing $275 million credit facility agreement was split into two separate agreements comprised, first, of a $140 million credit facility that was borrowed directly by the Company's Resort Operations, and fully guaranteed by the Company, and, second, a continuing revolving credit facility with $135 million in available borrowings. Interest under both agreements is based on LIBOR and will vary based on the achievement of certain financial ratios.

     As mentioned earlier, due to the unfavorable earnings expectations the Company secured less stringent levels for the interest and debt coverage ratios associated with its bank credit agreements. The ratios were scheduled to return to the original levels for the quarter ended December 31, 1996. On or about December 18, 1996, lenders under the Company's bank credit agreements reduced the interest and debt coverage ratios until March 31, 1997. Management believes that prior to any violation of such ratios, the Company will be able to renegotiate its bank credit agreements, obtain further waiver of the pertinent ratios, or obtain alternative financing at rates that may be higher than those existing through the current bank credit agreements.

     In November 1995, in order to hedge its exposure to interest rate fluctuations on $100 million of existing floating-rate borrowings under the credit agreement, the Company entered into two interest rate swap transactions under which the Company will pay interest based on a fixed rate while receiving a LIBOR-based floating rate. Notional amounts under both transactions are $50 million and have terms that expire in November of calendar years 1997 and 1998.

     During fiscal 1996, the Company repurchased $8.6 million of its Common Stock compared to $13.5 million in the prior year. As a result of activity during fiscal 1996 total debt declined $18.8 million to $376.6 million compared to $395.4 million at September 30, 1995. Despite the decline in outstanding long-term debt, total debt as a percentage of total capitalization rose to 77.9% at September 30, 1996 compared to 70.9% at September 30, 1995. This increase is attributable to the sharp decline in the retained earnings of the Company, a result of the substantial net loss, including significant one-time charges, recorded in fiscal 1996.

     Prior to the 1994 Spinoff, Ralston Purina sold certain of its trade accounts receivable, including amounts attributable to the Company's cereal business, to third party purchasers, subject to defined limited recourse provisions. During fiscal 1994, this program was discontinued, which had the effect of reducing cash flow from financing activities by $16.6 million.

     On May 25, 1995, the Company's Board of Directors authorized management to repurchase up to one million shares of the Company's Common Stock from time to time as management determines. As of December 3, 1996, the Company had repurchased approximately 371,000 shares for $9.1 million pursuant to such authorization. A previous Board-approved authorization to repurchase $15.0 million worth of Company Common Stock was completed during fiscal 1995.

OUTLOOK

     The difficult pricing environment in the ready-to-eat cereal category will continue to put pressure on the Company's private label cereal business. The Company has worked to regain a portion of the private label price gap lost to branded competitors, but near term private label cereal volume growth, if any, is expected to be modest, and most likely will come at the expense of any meaningful profit margin. In the near term, the combination of an unfavorable outlook for private label cereal profit and the continued declining performance by several of the Company's minor branded cereal products, while still a part of the Company's operations, creates an adverse financial outlook for the Company's cereal business. In baby foods, despite a declining birth rate in the United States, Beech-Nut has been able to record volume increases by continuing to focus on the production of high quality baby food products. The production of quality products, maintaining its presence in key regional areas and continued emphasis on controlling and cutting costs, create a positive outlook for Beech-Nut. The baby food business does, however, face significant competitive pressures, principally from the baby food market leader, Gerber Products Company. The outlook for the Bremner cracker and cookie business is also positive, as Bremner has been able to add volume through new products and new customers. In addition, a major capital project at the Bremner manufacturing plant was completed during the fourth quarter of fiscal 1996 which should allow the production and shipping of private label shredded wheat cereals and crackers to begin in early fiscal 1997.

     Cost of products sold in the Consumer Foods segment depends to a significant extent on commodity prices which may fluctuate widely due to weather conditions, government regulations, economic climate or other unforeseen circumstances. The Company attempts to minimize its exposure to unexpected cost increases related to these factors primarily through advance commitments and, from time to time, by taking positions in futures markets.

     If the sale of Resort Operations is not completed, then the operating results of the New Ralcorp Businesses will be highly dependent on the results of operations of the Resort Operations. The Resort Operations have been profitable during the past three fiscal years. However, the Resort Operations' results are highly seasonal and dependent on weather conditions and consumers' discretionary spending trends, both of which are out of the control of New Ralcorp.

ENVIRONMENTAL MATTERS

     The operations of the Company, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air and water quality, underground fuel storage tanks, waste handling and disposal and other regulations intended to protect public health and the environment. The Company has received notices from the U.S. Environmental Protection Agency, state agencies, and/or private parties seeking contribution, that it has been identified as a "potential responsible party" ("PRP") at one cleanup site, under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and the Company may be required to share in the cost of cleanup with respect to the one cleanup site. Under applicable law, the Company's liability, if any, for the cleanup of the disposal site may be joint and several with all PRPs at this site. Management reviews a number of items to determine if the remediation associated with environmental matters is expected to be material to the Company including, but not limited to, the stage of each proceeding; whether other parties have been designated as possibly responsible (including other PRPs) and the financial strength of such other parties; the nature and volume of hazardous material alleged to be located at a site; the Company's alleged volumetric contribution to a site; the contemplated remedy for a site; any defenses or third party claims the Company may have; indemnification arrangements with third parties; the number of years over which remediation costs will be distributed; reports of experts (internal or external); and appropriate governmental opinions on the remediation of a site. While it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, shared cleanup costs at CERCLA sites, and future capital expenditures for environmental control equipment, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters should not have a material effect on the Company's financial position and results of operations.

ACCOUNTING PRONOUNCEMENTS

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued FAS 121 which established accounting standards for recognizing the impairment of long-lived assets, identifiable intangibles and goodwill, whether to be disposed of or to be held and used. In general, FAS 121 requires recognition of an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The Company applied the provisions of FAS 121 in recognition of the components of the previously discussed $109.5 million and $21.9 million pre-tax nonrecurring charges recorded in fiscal years 1996 and 1995, respectively. The Company will continue to evaluate the recoverability of the carrying value of all long-lived assets, as events or circumstances warrant.

     In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("FAS 123"). This statement established financial accounting and reporting standards for stock-based employee compensation plans. The accounting and disclosure requirements of FAS 123 are effective during the Company's fiscal year ended September 30, 1997. The Company will adopt the disclosure provisions of FAS 123, but will continue to account for compensation costs based on the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Therefore, there will be no impact on the Company's financial condition or results of operations as a result of adopting FAS 123.

INFLATION

     Management recognizes that inflationary pressures may have an adverse effect on the Company through higher asset replacement costs, related depreciation and higher material costs. The Company tries to minimize these effects through cost reductions and productivity improvements as well as price increases to maintain reasonable profit margins. It is management's view, however, that inflation has not had a significant impact on operations in the three years ended September 30, 1996.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     Forward-looking statements, within the meaning of Section 21E of the Exchange Act are made throughout this Information Statement and include information under the sections titled "DISCUSSION OF UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "THE DISTRIBUTION -- Background and Reasons for the Distribution," and "BUSINESS AND PROPERTIES" and are preceded by, followed by or include the words "believes," "expects," "anticipates" or similar expressions elsewhere in this Information Statement. The Company's results of operations and liquidity status may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. For example, any of the following factors cumulatively or individually may impact expected results:

          (i) Key ingredients were at historically high prices during fiscal 1996 and while prices have moderated, similar cost increases in future periods would negatively impact earnings;

          (ii) During fiscal 1996 the Company faced significant price discount promotions and price cutting by the largest branded cereal manufacturers and the same or similar promotions or continued price cutting in the future may negatively impact earnings;

          (iii) If Ralcorp violates its interest or debt coverage ratios discussed in the Outlook section above and Ralcorp is unable to secure waivers of the ratios or amendments to its bank credit agreements, or obtain alternate sources of debt financing, then Ralcorp could be in default of its bank credit agreements (and its 8 3/4% $150 million Notes due September 15, 2004 by virtue of cross-default provisions therein). In such event, the lenders under the bank agreements (and the holders of the Notes) could accelerate repayment of the full amount of the debt and interest outstanding thereunder;

          (iv) If the Company renegotiates its bank credit agreements or obtains alternate sources of financing, (a) the Company could face additional or more restrictive covenants preventing the Company from engaging in certain actions such as, but not limited to, payment of dividends, repurchases of stock, making acquisitions and incurring additional indebtedness; and (b) the interest rates under such alternative financing may be significantly higher than under existing bank credit agreements;

          (v) The Company's businesses compete in mature segments and profit growth depends largely on the ability to successfully introduce new products and manage costs across all parts of the Company; and

          (vi) The New Ralcorp Businesses may be negatively impacted by numerous events and situations outlined elsewhere in this Information Statement. See "RISK FACTORS" and "BUSINESS AND PROPERTIES."

             (The remainder of this page intentionally left blank.)

                           NEW RALCORP HOLDINGS, INC.

                          BUSINESS SEGMENT INFORMATION

     Summarized financial information by business segment for the three years ended September 30, 1996 is set forth below. During these years the segments consisted of the following:
     Consumer Foods
       Cereals and Snacks
       Baby Food
       Crackers and Cookies
     Resort Operations

     The Consumer Foods segment consists of cereals, baby food products and other specialty grocery products, primarily crackers, cookies, and snacks, and the coupon redemption business through January 31, 1996, the effective sale date of this business. The Resort Operations segment consists of the Keystone, Arapahoe Basin and Breckenridge resorts.

     Sales between business segments were immaterial. No single customer accounted for 10% or more of sales.

                                                                    1996         1995        1994
                                                                  --------     --------     ------
                                                                       (DOLLARS IN MILLIONS)
Sales by Product Lines and Segments
  Consumer Foods
     Cereals and Snacks........................................   $  661.4     $  670.1     $646.4
     Baby Foods................................................      152.8        147.2      142.9
     Crackers and Cookies......................................       77.8         68.7       65.1
                                                                  --------       ------     ------
       Subtotal................................................   $  892.0     $  886.0     $854.4
  Resort Operations............................................      135.4        127.4      132.6
                                                                  --------       ------     ------
       Total...................................................   $1,027.4     $1,013.4     $987.0
                                                                  ========       ======     ======
Operating Profit
  Consumer Foods(a)............................................   $  (58.7)    $   73.6     $ 82.9
  Resort Operations............................................       23.0         17.1       20.5
                                                                  --------       ------     ------
       Total...................................................   $  (35.7)    $   90.7     $103.4
  Unallocated Corporate and Miscellaneous Expense(b)...........      (10.6)        (7.7)      (3.2)
  Interest Expense.............................................      (26.8)       (28.2)     (12.3)
                                                                  --------       ------     ------
       (Loss) Earnings before Income Taxes.....................   $  (73.1)    $   54.8     $ 87.9
                                                                  ========       ======     ======
Assets at Year End
  Consumer Foods(c)............................................   $  342.5     $  472.9     $445.5
  Resort Operations............................................      236.2        226.4      230.9
  Corporate....................................................       48.4         16.9       23.7
                                                                  --------       ------     ------
       Total...................................................   $  627.1     $  716.2     $700.1
                                                                  ========       ======     ======
Depreciation Expense
  Consumer Foods...............................................   $   29.8     $   31.3     $ 29.5
  Resort Operations............................................       13.7         12.8       12.2
Property Additions
  Consumer Foods...............................................   $   42.3     $   49.7     $ 27.8
  Resort Operations............................................       17.9          9.6       10.4

-------------------------
(a) Includes the pre-tax impairment charge of $109.5 and the pre-tax restructuring charge $20.7 less the $4.2 reversal of that charge in 1996. Includes the pre-tax nonrecurring charges of $21.9 in 1995.

(b) Includes the $4.0 transactions fees related to the proposed sale of the Company's Resort Operations in 1996. Reflects the corporate expense incurred for periods subsequent to the 1994 spinoff from Ralston Purina.

(c) Includes the asset impairment charge of $109.5 and the asset writedown of $7.3 relating to the restructuring charge in 1996. Includes the asset writedown portion of the nonrecurring charges related to National Oats of $20.5 in 1995. Includes acquisition of National Oats in 1994.

                            BUSINESS AND PROPERTIES

OVERVIEW

     New Ralcorp is a newly formed Missouri corporation that incorporated on October 23, 1996 for the purpose of owning the Private Label Cereal Business, Baby Food Business, and Cracker and Cookie Business as well as the Resort Operations, and assuming the sale thereof to Vail is completed, the Vail Stock. The Company is the leading manufacturer of private label ready-to-eat and hot cereal for sale in the United States. The Company believes the Cracker and Cookie Business is the largest manufacturer of private label crackers and is a leading manufacturer of private label cookies. Based on net sales for the fiscal year 1996, the Company believes it is the second largest producer of baby food with approximately 15% of the category. The Baby Food Business produces baby food, baby juice and baby cereal under the Beech-Nut trademark. The New Ralcorp Businesses are categorized into two segments for financial reporting purposes.

     The Resort Operations make Ralcorp the largest operator of ski resorts in North America. As previously mentioned, Ralcorp or the Company, as the case may be, anticipates selling the Resort Operations to Vail before or soon after the Distribution and Merger.

     In light of the similarities in customers, ingredients, production and sales and the sharing of administrative functions, the New Ralcorp Businesses comprising consumer food products are operated as separate product lines rather than separate businesses. Each such New Ralcorp Business produces consumer food items for sale to the grocery trade and each sells its products through independent brokers. The Private Label Cereal Business and the Cracker and Cookie Business produce grain based products utilizing similar packaging and extrusion systems. The Baby Food Business also produces cereal products using some of the same grains (rice and oats) as the other businesses. Since each of such New Ralcorp Businesses sells to the grocery trade, each is faced with the same grocery industry trends such as Efficient Consumer Response (for example, streamlining category management, electronic ordering and paying and just-in-time inventory and delivery). Further, such New Ralcorp Businesses share key administrative functions, including order revenue management; information systems; consumer affairs and market research.

     WHEN YOU READ THIS SECTION YOU SHOULD CAREFULLY CONSIDER THE INFORMATION IN THE FOLLOWING PORTIONS OF THIS INFORMATION STATEMENT: "RISK FACTORS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

STRATEGY

     The Company's Baby Food Business, Cracker and Cookie Business and Resort Operations are currently profitable. Management intends to maintain and improve profitability in these businesses through managing production and operating costs and product mix, developing new products, and, with respect to the Baby Food Business and Resort Operations, through creative advertising and promotion programs. However, the Company's current strategy with respect to Resort Operations is to sell the business to Vail as described above. For the Private Label Cereal Business, the Company's objective is to restore profitability by delivering quality products at competitive prices to its customers. The Company plans to achieve this objective through the following key strategies:

     - Consolidate Cereal Production. The Company is reviewing the ability to transfer more ready-to-eat cereal production to its Lancaster, Ohio and Sparks, Nevada plants. The lower cost structure combined with the enhanced efficiencies by increasing capacity utilization, would be expected to lower the Company's ready-to-eat cereal production costs.

     - Maximize Operating Efficiencies. As part of restructuring the Company to reflect its smaller size after the Merger, the Company has embarked on a number of cost-saving and productivity programs as part of its strategy to maximize operating efficiencies. The Company has begun a significant restructuring of its cereal distribution system. Beginning late in fiscal year 1997, two of the Company's ready-to-eat cereal plants will start warehousing their products and coordinating the delivery thereof to customers. These changes should eliminate some expenses associated with using independent distribution centers.

In the last six months the Company has dramatically reduced management and administration headcount, principally at its headquarters. Management estimates that once the organizational restructuring is completed in light of the sale of the Branded Business, overall staffing at its headquarters will be reduced to approximately 284, a 42% reduction.

     - Introduce New Products Successfully. The Company will continue to strategically invest in the development of new products. In October 1996, the Company began producing private label shredded wheat cereals. The Company plans to start producing a private label Chex type cereal between eighteen months to two years after the Merger.

     Additionally, the Company will also pursue synergistic acquisitions to expand or complement its current product lines.

PRIVATE LABEL CEREAL BUSINESS

     For each of the last three fiscal years, the Private Label Cereal Business has accounted for approximately 50% of the sales of the New Ralcorp Businesses. However, in fiscal year 1996, the business incurred a significant operating loss and it is expected that the business will also sustain a significant operating loss in fiscal year 1997. Management anticipates restoring the Private Label Cereal Business to profitability in fiscal 1998. Private label ready-to-eat cereals are currently produced at three operating facilities. Beginning in October, the Company's Cracker and Cookie Business began producing a shredded wheat cereal. The Company's ready-to-eat cereals are made up of twenty-four different types of private label cereals, manufactured for approximately 275 customers. Private label and branded hot cereals are produced at one facility. The hot cereal products include old fashioned oatmeal, quick oats, plain instant oatmeal, flavored instant oatmeal, farina and instant Ralston, a branded hot wheat cereal. The Private Label Cereal Business also sells hot cereal under the brand Three Minute Oats.

     The Company currently estimates that it possesses 55-60% of the private label ready-to-eat cereals category (on a volume basis).

     The Company's ready-to-eat and hot cereals are warehoused in and distributed through seven independent distribution facilities and shipped to customers principally via independent truck lines. The ready-to-eat and hot cereal products are sold to grocery wholesalers, retail chains, mass merchandisers, warehouse club outlets and other customers through in-house district sales managers and independent food brokers.

BABY FOOD BUSINESS

     The Baby Food Business produces baby food, juice and cereal under the Beech-Nut brand. The Baby Food Business is profitable at the operating level and is significantly more profitable than the Cracker and Cookie Business. The brand is positioned as a high quality product that does not contain additives such as sugar and starch in most of its food items. The Baby Food Business sales are regional, with eleven major geographic areas located in the east and west coast regions of the United States, accounting for approximately 75% of total volume.

     The Baby Food Business produces baby food and juices at one plant and baby cereal at another plant, both located in the state of New York, where the Baby Food Business sells a significant portion of its products. Beech-Nut products are marketed to retailers by a direct sales force in the metropolitan New York and northern New Jersey areas while an outside broker network is used in the remaining markets. Products are shipped directly to customer accounts from a plant, an on-site warehouse and one independent distribution center in California.

CRACKER AND COOKIE BUSINESS

     The Company currently believes its Cracker and Cookie Business produces 55-60% of private label crackers and a much smaller but significant portion of the private label cookies for sale in the United States (based on volume). The Cracker and Cookie Business is profitable at the operating level. The Cracker and Cookie Business also produces Ry-Krisp branded crackers. Management positions the Cracker and Cookie

Business as the premier quality and low cost producer of a wide variety of private label crackers and specialty cookies. Management expects to realize the full benefit of its extension into the reduced fat cracker segment in fiscal year 1997. In October, the business began producing a private label shredded wheat cracker. Early trade interest in the product has been good.

     The Cracker and Cookie Business operates two plants: one produces solely Ry-Krisp crackers and one produces all of the Company's private label crackers and cookies, as well as, beginning in November, shredded wheat cereal for the Private Label Cereal Business. The Cracker and Cookie Business' products are largely produced to order and shipped directly to customers. Private label crackers and cookies are sold through a broker network. Branded Ry-Krisp crackers are sold through a direct store distributor network.

RESORT OPERATIONS

     For each of the last three fiscal years, sales generated by the Resort Operations have accounted for approximately 10% of the sales of the Company. The Resort Operations consist of the Keystone, Arapahoe Basin and Breckenridge ski resorts located in Summit County, Colorado. Sales of the Resort Operations segment are highly seasonal, with sales primarily occurring during the winter ski season, with inconsequential off-season sales. In recent years, however, management has increased its efforts to increase the number of off-season visitors through special promotional activities during the off-season and the construction of a multi-use convention facility to attract conventions throughout the year. Performance of the Resort Operations segment is highly subject to weather conditions, but management, through expansion of snow-making capabilities and night skiing opportunities, has been able to increase the number of skier days at the Keystone Resort in recent years. Ralcorp has formed a joint venture with Intrawest Corporation to develop the undeveloped real estate at the Keystone Resort.

COMPETITION

     The New Ralcorp Businesses face intense competition from large branded cereal, cracker and cookie manufacturers, highly competitive private label cereal, cracker and cookie manufacturers, and large branded baby food manufacturers. Top branded ready-to-eat cereal competitors include Kellogg, General Mills, Kraft General Foods and Quaker. In the first half of calendar year 1996, major branded producers significantly reduced wholesale prices of many branded ready-to-eat cereal products and began advertising and promotion spending to publicize such decreases. The result has been a dramatic drop in earnings of the Private Label Cereal Business. The Baby Food Business is believed to currently rank second in sales for baby food products and its top competitor, Gerber Products Company, produces about 68% of branded baby foods sold in the United States. Recently, Gerber announced it intends to alter some of its product formulations to eliminate or reduce added starch and sugar. The Baby Food Business advertising has emphasized, for a number of years, the absence of added sugar and starch in many of its Beech-Nut baby food products. The Cracker and Cookie Business faces intense competition from large branded manufacturers such as Nabisco and Keebler/Sunshine who possess approximately 36% and 21%, respectively, of the branded cracker category and similar shares in the cookie category (on a volume basis). In addition, private label cracker and cookie manufacturers such as BakeLine, Wortz and Midwest Baking provide significant competition in the store brand segment.

     The industries in which the New Ralcorp Businesses compete are highly sensitive to both pricing and promotion. Competition is based upon product quality, price, effective promotional activities, and the ability to identify and satisfy emerging consumer preferences. These industries are expected to remain highly competitive in the foreseeable future. Future growth opportunities for the New Ralcorp Businesses are expected to depend on New Ralcorp's ability to implement strategies for competing effectively in all of its businesses, primarily the Private Label Cereal Business, including strategies relating to enhancing the performance of its employees, maintaining effective cost control programs, developing and implementing methods for more efficient manufacturing and distribution operations, and developing successful new products, while at the same time maintaining aggressive pricing and promotion of its products.

     The ski industry is highly competitive. The Resort Operations compete with mountain resort areas in the United States, Canada and Europe for destination guests and with numerous ski areas in Colorado for the day skier. The Company also competes with other worldwide recreation resorts, including warm weather resorts, for the vacation guest. The Resort Operations' major U.S. competitors include the Utah ski areas, the Lake Tahoe ski areas in California and Nevada, the New England ski areas and the other major Colorado ski areas, including Copper Mountain, Vail, Telluride, Steamboat Springs, Winter Park, Loveland and the Aspen resorts. Total skier days generated by all United States ski areas have increased by a total of only 2% since the 1985-86 ski season which also has increased competition for the vacation guest. The competitive position of the Resort Operations is dependent upon many diverse factors such as proximity to population centers, availability and cost of transportation to the areas, including direct flight availability by major airlines, pricing, snowmaking facilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, the number, quality and price of related services and lodging facilities, and the reputation of the areas. In addition to competition with other mountain and warm weather resorts for the vacation guest, the Resort Operations also face competition for day skiers from nearby population centers from varied alternative leisure activities, such as attendance at movies, sporting events and participation in alternative indoor and outdoor recreational activities.

EMPLOYEES

     After the Distribution, and assuming the Resort Operations are sold as presently contemplated, New Ralcorp Businesses will employ approximately 2,242 people in the United States. Approximately 626 of the New Ralcorp personnel are covered by six union contracts and, from time to time New Ralcorp businesses have experienced union organizing activities at its non-union plants. The Company believes its relations with its employees, including union employees, are good. Resort Operations employ 1,500 people in Colorado on a permanent basis and 2,300 on a seasonal basis.

POTENTIAL ADVERSE EFFECTS OF ECONOMIC SLOWDOWN

     Because the Resort Operations derive a significant portion of its revenues from the worldwide leisure market, an economic recession or other significant economic slowdown could adversely affect the Company's business. Although, historically, economic downturns have not had an adverse impact on the Company's operating results, there can be no assurance that a decrease in the amount of discretionary spending by the public in the future would not have an adverse effect on the Company's business.

RAW MATERIALS

     The principal raw materials used in the New Ralcorp Businesses are grain and grain products, flour, sugar, fruits and vegetables. The New Ralcorp Businesses purchase such raw materials from local, regional, national and international suppliers. The cost of raw materials used in the Company's products may fluctuate widely due to weather conditions, government regulations, economic climate, or other unforeseen circumstances. During the past fiscal year certain key raw materials were at historically high prices. Agricultural products represent 30% to 48% of the Company's cost of goods sold in fiscal 1996. The cost of packaging supplies, predominately paper based, have increased dramatically over the past two years. Packaging prices represent 23% to 42% of the Company's cost of goods sold in fiscal 1996. From time to time the Company will enter into supply contracts for periods up to twelve months to secure favorable pricing for ingredient and packaging supplies.

GOVERNMENTAL REGULATION; ENVIRONMENTAL MATTERS

     The operations of the New Ralcorp Businesses are subject to regulation by various federal, state and local governmental entities and agencies. As a producer of goods for human consumption, such operations are subject to stringent production and labeling standards. In the early 1990's, new labeling regulations were promulgated and implemented which have required the New Ralcorp Businesses to modify the information disclosed on their packaging. Management expects that similar changes in laws in the future could be implemented without a materially adverse impact on the New Ralcorp Businesses if existing packaging stock may be used during a transition period while packaging information is modified.

     The operations of the New Ralcorp Businesses, like those of similar businesses, are subject to various federal, state, and local laws and regulations with respect to environmental matters, including air and water quality, underground fuel storage tanks, waste handling and disposal and other regulations intended to protect public health and the environment. While it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, particularly remediation, and future capital expenditures for environmental control equipment, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities, should not have a material effect on New Ralcorp's capital expenditures, earnings and competitive position.

PROPERTIES

     New Ralcorp's principal properties are its manufacturing locations. Shown below are the locations of the principal properties which will be owned by New Ralcorp following the Distribution. New Ralcorp leases its principal executive offices and research and development facilities in St. Louis, Missouri. The management of New Ralcorp believes its facilities are suitable and adequate for the purposes for which they are used and are adequately maintained.

  CEREAL PLANTS      CRACKER AND COOKIE PLANTS     BABY FOOD PLANTS                SKI RESORTS
-----------------    -------------------------     ----------------     ---------------------------------
Battle Creek, MI       Minneapolis, MN             Fort Plains, NY      Keystone, Summit County, CO
Cedar Rapids, IA       Princeton, KY               Canajoharie, NY      Breckenridge, Summit County, CO
Lancaster, OH                                                           Arapahoe Basin, Summit County, CO
Sparks, NV

     With respect to the Resort Operations, Ralston Resorts has been granted the right to use approximately 3,156 acres, 5,571 acres and 825 acres of federal land under the terms of permits with the Forest Service for Breckenridge, Keystone and Arapahoe Basin, respectively. Both the Breckenridge permit and the Arapahoe Basin permit expire on December 31, 2029, while the Keystone permit expires on December 31, 2032. Each of the permits is terminable by the Forest Service if required for the public interest. While the Company believes that its relationship with the Forest Service is good, and to the Company's knowledge no recreational Special Use Permit or Term Special Use Permit for any major ski resort has ever been terminated by the Forest Service, a termination of any of the Resort Operations' permits would have a material adverse effect on the business and operations of the Company.

LITIGATION

     Ralcorp is currently a party to a number of legal proceedings in various state and federal jurisdictions arising out of the operations of the New Ralcorp Businesses. These proceedings are in varying stages and some involve highly complex questions of law and fact. Liability for these proceedings will be assumed by New Ralcorp except to the extent provided otherwise in the Reorganization Agreement.

     On January 4, 1993, Ralston Purina, Ralcorp's former parent, was served with the first of nine substantively identical actions currently pending in the United States District Court for the District of New Jersey. The suits have been consolidated and styled In Re Baby Food Antitrust Litigation, No. 92-5495 (NHP). The consolidated proceeding is a certified class action by and on behalf of all direct purchasers of baby foods (other than the defendants and governmental entities), alleging that the Beech-Nut baby food business (and its predecessor, Nestle Holdings, Inc.) together with Gerber Products Company and H. J. Heinz Company, conspired to fix, maintain and stabilize the prices of baby foods during the period January 1, 1975 to August 31, 1992, and seeking treble damages. On January 19 and 21, 1993, Ralston Purina was served with two class actions on behalf of indirect purchasers (consumers) of baby food in California, which contain substantively identical charges. These actions have been consolidated in the Superior Court for the County of San Francisco and styled Bruce, et al. v. Gerber Products Company, et al., No. 94-8857. On January 19, 1993, Ralston Purina was served with a similar action filed in Alabama state court on behalf of indirect purchasers of baby food in Alabama, styled Johnson, et al. v. Gerber Products Company et al., No. 93-L-0333-NE. Both state actions allege violations of state antitrust laws and are substantively identical to each other. Similar state actions may be filed in states having laws permitting suits by indirect purchasers. Ralston Purina and Ralcorp have agreed in the reorganization agreement entered into in connection with the 1994 Spin-off (the "Prior Reorganization Agreement") that all expenses related to the above antitrust matters will be shared equally, but that Ralcorp's liability for any settlement or judgment will not exceed $5 million.

     Except as noted, many of the foregoing matters are in preliminary stages, involve complex issues of law and fact and may proceed for protracted periods of time. Based upon a review of the petitions in the above antitrust matters, it appears that those actions contain questionable allegations and that there are numerous meritorious defenses. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of New Ralcorp management, based upon the information presently known, as well as upon the limitation of its liabilities set forth in the Prior Reorganization Agreement, the ultimate liability of New Ralcorp, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are probable of assertion, taking into account established accruals for estimated liabilities, should not be material.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

     See the information under the section titled: "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Cautionary Statement on Forward-Looking Statements".

                DESCRIPTION OF CERTAIN NEW RALCORP INDEBTEDNESS

     New Ralcorp intends to replace its existing credit facilities upon the completion of the Distribution and Merger.

     If the sale of the Resort Operations is completed prior to the completion of the Distribution and Merger, New Ralcorp expects to maintain a three year, $50 million revolving credit facility. The proceeds of the facility may be used to fund New Ralcorp's working capital needs, capital expenditures, and other general corporate purposes, including the issuance of letters of credit. Borrowings under the $50 million facility are expected to bear interest annually at the rate of (i) LIBOR (which rate is based on a formula relating to the London interbank offered rate for a given interest period) plus a margin (ranging from .75% to 1.50%) or (ii) the Base Rate (defined as, generally, the higher of the Federal Funds Rate, as published by the Federal Reserve Bank of New York, plus .50%. In addition, the Company is expected to pay a fee on the face amount of each letter of credit outstanding at a rate ranging from .75% to 1.50%. The Company also expects to pay a quarterly unused commitment fee ranging from .20% to .50%. The interest margins and fees described in this paragraph will fluctuate based upon the ratio of debt to the Company's earnings before deductions for taxes, depreciation and amortization.

     If the Resort Operations are not sold prior to the completion of the Distribution and Merger, New Ralcorp expects to maintain a $200 million credit facility with a maturity of one to three years after inception. The Company would initially borrow approximately $135 to $140 million, which amount relates to Resort Operations' indebtedness. The remaining unborrowed amount will be available for New Ralcorp's working capital needs, capital expenditures and other general corporate purposes, including the issuance of letters of credit.

     Borrowings under the $200 million credit facility are expected to bear interest annually at rates significantly higher than those described above for the $50 million credit facility.

     Both facilities described above are anticipated to contain various covenants that limit, among other things, and subject to certain exceptions, indebtedness, liens, transactions with affiliates, restricted payments and investments, mergers, consolidations and dissolutions, sales of assets, dividends and distributions and certain other business activities. The credit facilities will also contain certain financial covenants, such as maximum borrowings to cash flow ratios and minimum interest coverage ratios. Additionally, all or part of the borrowings under the $200 million credit facility may be required to be secured.

     The Resort Operations also have borrowings under the following instruments:
(i) $23.4 million of Industrial Revenue Bonds ("Ralston IRBs"), (ii) a $3.0 million term loan payable to National Australia Bank Limited ("National Australia"), and (iii) a loan from the Colorado Water Conservation Board to Clinton Ditch and Reservoir Company ("Clinton Ditch"), of which Ralston Resorts is the largest owner, with a remaining principal balance of approximately $1.9 million. The Ralston IRBs consist of two series of refunding bonds which were originally issued to finance the cost of sports facilities at Keystone Mountain. The first issue, the Series 1990 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $20.4 million, bears interest at rates ranging from 7.2% to 7.875% and mature in installments in 1998, 2006, and 2008. The second issue, the Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $3.0 million, bears interest at 7.125% for bonds maturing in 2002 and 7.375% for bonds maturing in 2010.

             (The remainder of this page intentionally left blank.)

                                   MANAGEMENT

DIRECTORS OF NEW RALCORP

     Pursuant to the New Ralcorp Articles of Incorporation and Bylaws, the Board of Directors of New Ralcorp (the "New Ralcorp Board") will consist of from five to twelve individuals, divided into three approximately equal classes with each class serving a three-year term. The exact number of directors will be set from time to time by resolution of the New Ralcorp Board. Initially, following the Distribution, the New Ralcorp Board will consist of six individuals, only one of whom will be an employee of New Ralcorp. The following table sets forth information as to the persons who will serve as directors of New Ralcorp following the Distribution, their class membership and their original terms (the directors' ages are as of December 31, 1996). New Ralcorp's Bylaws provide that no person may stand for election or re-election as a director after having attained the age of 70. It is presently intended that Mr. Stiritz will serve as the initial Chairman of the New Ralcorp Board.

                                        INITIAL
                                         TERM
             NAME                AGE    EXPIRES                      INFORMATION
------------------------------   ---    -------    -----------------------------------------------
William H. Danforth...........   70      1999      Dr. Danforth has been a director of Ralcorp
                                                   since March, 1994. He is Chairman of the Board
                                                   of Trustees of Washington University and has
                                                   served in that capacity since July, 1995. He
                                                   retired as Chancellor of Washington University
                                                   in June, 1995, a position he held since 1971.
                                                   He is also a director of McDonnell Douglas
                                                   Corporation and Ralston Purina Company.
William D. George, Jr. .......   64      1998      Mr. George has been a director of Ralcorp since
                                                   March, 1994. He is President and Chief
                                                   Executive Officer and a member of the Board of
                                                   Directors of S. C. Johnson & Son, Inc. and has
                                                   served in that capacity since 1993. He served
                                                   as S. C. Johnson's President and Chief
                                                   Operating Officer, Worldwide Consumer Products
                                                   from 1990 to 1993. He is also a director of
                                                   Arvin Industries, Inc. and Moorman
                                                   Manufacturing Company.
Jack W. Goodall...............   58      2000      Mr. Goodall has been a director of Ralcorp
                                                   since March, 1994. He is Chairman of the Board
                                                   of Foodmaker, Inc. and has served in that
                                                   capacity since April, 1996. He served as
                                                   Chairman, President and Chief Executive Officer
                                                   of Foodmaker, Inc. from 1985 to 1996. He is
                                                   also a director of Thrifty PayLess, Inc. and
                                                   Van Camp Seafood Co., Inc.
David W. Kemper...............   46      1999      Mr. Kemper has been a director of Ralcorp since
                                                   October, 1994. He is Chairman, President and
                                                   Chief Executive Officer of Commerce Bancshares,
                                                   Inc. and has served in that capacity since
                                                   1991. He served as Commerce Bancshares' Chief
                                                   Executive Officer and President from 1986 to
                                                   1991. He is also a director of Seafield Capital
                                                   Corporation, Tower Properties Company and Wave
                                                   Technologies International, Inc.

                                        INITIAL
                                         TERM
             NAME                AGE    EXPIRES                      INFORMATION
------------------------------   ---    -------    -----------------------------------------------
Joe R. Micheletto.............   60      2000      Mr. Micheletto has been a director of Ralcorp
                                                   since January, 1994. He is Chief Executive
                                                   Officer and President of Ralcorp and has served
                                                   in that capacity since September, 1996. He
                                                   served as Co-Chief Executive Officer and Chief
                                                   Financial Officer of Ralcorp since 1994. He
                                                   served as Vice President and Controller of
                                                   Ralston Purina Company from 1985 to 1994, and
                                                   as Chief Executive Officer of Ralston Purina's
                                                   Keystone Resorts from 1991 to 1994.
William P. Stiritz............   62      1998      Mr. Stiritz has been a director and the
                                                   Chairman of the Board of Ralcorp since January,
                                                   1994. He is Chairman of the Board, Chief
                                                   Executive Officer and President of Ralston
                                                   Purina Company and has served in that capacity
                                                   since 1982. He is also a director of Angelica
                                                   Corporation, Ball Corporation, Boatmen's
                                                   Bancshares, Inc., Interstate Bakeries
                                                   Corporation, Reinsurance Group of America,
                                                   Incorporated and The May Department Stores
                                                   Company.

DIRECTORS' MEETINGS, FEES AND COMMITTEES

     The New Ralcorp Board expects to have four regularly scheduled meetings per year, and will hold such special meetings as it deems advisable, to review significant matters affecting New Ralcorp and to act upon matters requiring Board approval. Non-management directors will receive an annual retainer of $20,000, and will also be paid $1,000 for attending each regular or special Board meeting and $1,000 for attending each standing committee meeting and for each telephonic meeting and consent to action without a meeting. New Ralcorp will also pay the premiums on Directors' and Officers' Liability, and Travel Accident insurance policies insuring directors.

     New Ralcorp will adopt a Deferred Compensation Plan for Non-Management Directors (the "DCP"). Under this plan, any non-management director may elect to defer, with certain limitations, all retainers and fees. Deferrals may be made in New Ralcorp Common Stock equivalents in an Equity Option (stock equivalents) or may be made in cash under a Variable Interest Option (interest at prime rate). Deferrals in the Equity Option receive a 33 1/3% Company matching contribution which will also be in New Ralcorp Common Stock equivalents. All Stock equivalents credited to a recipient will also be credited with dividend equivalents at any time that cash dividends are declared and paid on New Ralcorp Common Stock; when sufficient in amount, such equivalents will be converted into additional New Ralcorp Common Stock equivalents. Deferrals and related earnings will be paid out in a lump sum in cash to the Director at the Director's termination of service, or total disability or to the Director's estate or beneficiary upon the Director's death.

     The New Ralcorp Incentive Stock Plan (the "ISP") also provides that certain non-management directors may be granted non-qualified stock options to acquire shares of New Ralcorp Common Stock and other awards of New Ralcorp Common Stock. For a more complete description of the ISP and the tax consequences to participants of awards under that plan, see "EXECUTIVE COMPENSATION -- Incentive Stock Plan." The Company contemplates that each non-management director will receive a stock option for 20,000 shares with a market value exercise price. Other terms of the options such as a vesting schedule have not been determined.

     Prior to the Distribution, the New Ralcorp Board is expected to establish and designate specific functions and areas of oversight to a Nominating and Compensation Committee and an Audit Committee. A director who is also an employee or officer of New Ralcorp will not be permitted to serve on either committee. A description of these standing committees and the identity of their expected members follows:

     Audit Committee -- D. W. Kemper (Chairman); W. H. Danforth; W. D. George, Jr.; J. W. Goodall; W. P. Stiritz

     The Audit Committee will consist entirely of non-management Directors. It will be responsible for matters relating to accounting policies and practices, financial reporting, and internal controls. It will recommend to the New Ralcorp Board the appointment of a firm of independent accountants to examine the financial statements of New Ralcorp, and will review with representatives of the independent accountants the scope of the examination of New Ralcorp financial statements, results of audits, audit costs, and recommendations with respect to internal controls and financial matters. It will also review nonaudit services rendered by New Ralcorp's independent accountants and will periodically meet with or receive reports from principal corporate officers.

     Nominating and Compensation Committee -- J. W. Goodall (Chairman); W. H. Danforth; W. D. George, Jr.; D. W. Kemper; W. P. Stiritz

     The Nominating and Compensation Committee will consist entirely of non-management Directors free from interlocking or other relationships that might be considered a conflict of interest. It will recommend to the New Ralcorp Board nominees for election as Directors and Executive Officers of the Company. Additionally, it will make recommendations to the New Ralcorp Board regarding election of Directors to positions on committees of the New Ralcorp Board and compensation and benefits for Directors. The Nominating and Compensation Committee will also consider suggestions from shareholders regarding possible Director candidates. This Committee will also set the compensation of all Executive Officers and administer New Ralcorp's Deferred Compensation Plan for Key Employees and Incentive Stock Plan, including the granting of awards under the latter plan, other than to Directors on this Committee. It will also review the competitiveness of management compensation and benefit programs, and principal employee relations policies and procedures.

EXECUTIVE OFFICERS OF NEW RALCORP

     New Ralcorp's senior management team (the "Executive Officers") will consist primarily of individuals currently responsible for the management of the New Ralcorp Businesses as conducted by Ralcorp. Ages shown are as of December 31, 1996.

     Joe R. Micheletto: For biography see "MANAGEMENT -- Directors of New Ralcorp."

     Kevin J. Hunt will be Corporate Vice President and President, Bremner, Inc. Currently, he holds the same position with Ralcorp and has since 1995. Mr. Hunt joined Ralston in 1985. In 1988, he was named Director of Marketing for Continental Baking Company, and in 1992 he was named Director of Planning for Ralston Purina and President of Bremner, Inc. Age: 45.

     Robert W. Lockwood will be Corporate Vice President, General Counsel and Secretary of New Ralcorp. Currently, he holds the same position with Ralcorp and has since 1994. Mr. Lockwood joined Ralston Purina in 1976. In 1981, he was named Associate Counsel and Assistant Secretary; and in 1989, he was named Vice President, Senior Counsel and Assistant Secretary. Age: 53.

     James A. Nichols will be Corporate Vice President and President, Ralston Foods. Currently he holds the same position with Ralcorp and has since 1995. Mr. Nichols joined Ralston Purina in 1975. In 1985, he was named Vice President and Director of Marketing-Cereal. In 1989, he was named President, Beech-Nut Nutrition Corporation. In 1994, he was named Corporate Vice President and President of Beech-Nut Nutrition Corporation of Ralcorp. Age: 48.

     David P. Skarie will be Corporate Vice President and Director of Customer Development of Ralston Foods. Currently, he holds the same position with Ralcorp and has since 1994. Mr. Skarie joined Ralston Purina in 1986. In 1988, he was named National Sales Director, General Merchandise; in 1990 he was named

Vice President, Eastern Division Sales; in 1991 he was named Vice President, Field Sales; and in 1993, he was named Vice President-Director, Customer Development, Human Foods. Age: 50.

     Susan P. Widham will be Corporate Vice President and President, Beech-Nut Nutrition Corporation. Currently, she holds the same position with Ralcorp and has since 1996. Ms. Widham joined Ralston Purina in 1985. In 1991, she was named Group Director, Marketing for Beech-Nut Nutrition Corporation; and in 1992, was named Director of Marketing for Beech-Nut. In 1994, she was named Vice President, Director of Marketing for Beech-Nut; and in 1995, was named Executive Vice President, Director of Marketing for Beech-Nut. In December, 1995, she was named Executive Vice President and Director of Branded Foods Marketing for Ralston Foods. Age: 39.

     Ronald D. Wilkinson will be Corporate Vice President and Director, Product Supply of Ralston Foods. Currently, he holds the same position with Ralcorp and has since 1996. Mr. Wilkinson joined Ralcorp in November, 1995. In 1991, he was named Director, Engineering U.S. Cereals for the Quaker Oats Company; and in 1992, was named Vice President, Supply Chain U.S. Cereals for The Quaker Oats Company. In November, 1995, Mr. Wilkinson joined Ralcorp as Executive Vice President and Director, Manufacturing for Ralston Foods; and in June, 1996, was named Executive Vice President and Director, Product Supply for Ralston Foods.
Age: 46.

     All of such individuals will resign from their positions with Ralcorp effective as of the Distribution Date. See "MANAGEMENT -- Executive Officers of New Ralcorp."

                             EXECUTIVE COMPENSATION

INTRODUCTION AND SUMMARY

     All direct and indirect remuneration of all Executive Officers and certain other executives will be approved by the Nominating and Compensation Committee of the New Ralcorp Board (the "Committee"). The Committee will consist entirely of non-management directors free from interlocking or other relationships that might be considered a conflict of interest. It is anticipated that compensation for the Executive Officers and for other executives will consist principally of base salary, annual cash bonus and long-term stock-based incentive awards.

     The following tables and narrative text discuss the compensation paid by Ralcorp in fiscal year 1996 to the Named Executive Officers, i.e., New Ralcorp's Chief Executive Officer and President and to New Ralcorp's four other most highly compensated executive officers (collectively, the "Named Executive Officers").

     With respect to Messrs. Micheletto, Lockwood and Nichols, whose compensation had been previously reported in Ralcorp's proxy statements, the Summary Compensation Table set forth below also summarizes compensation received for the fiscal year 1995, and separately for the period from the date of the 1994 Spin-off through the end of fiscal year 1994, that is, for six months of fiscal year 1994 rather than for the full fiscal year.

     The full amount of bonuses paid by Ralcorp at the end of fiscal year 1994 are reflected in the "Bonus" column. No attempt has been made to pro rate bonuses based on the relationship between the period before the 1994 Spin-off and the period after the 1994 Spin-off.

                           SUMMARY COMPENSATION TABLE

                                                                            LONG-TERM COMPENSATION
                                                                                   (AWARDS)
                                         ANNUAL COMPENSATION             ----------------------------
                                 ------------------------------------                      SECURITIES
                                                         OTHER ANNUAL      RESTRICTED      UNDERLYING     ALL OTHER
   NAME & PRINCIPAL               SALARY                 COMPENSATION    STOCK AWARD(S)     OPTIONS      COMPENSATION
       POSITION          YEAR     ($)(1)      BONUS          ($)             ($)(2)           (#)           ($)(3)
----------------------   ----    --------    --------    ------------    --------------    ----------    ------------
J. R. Micheletto......   1996    $210,000    $100,000      $ 19,481                0               0       $ 46,733
Chief Executive
  Officer                1995     210,000     100,000        13,169                0          20,000         41,497
and President            1994     105,000     100,000         6,361         $638,750         156,746         26,940
K. J. Hunt............   1996    $130,000    $ 40,000      $     43                0               0       $ 10,193
Vice President; and
President, Bremner,
Inc.
R. W. Lockwood........   1996    $182,000    $ 43,000      $      0                0               0       $ 21,863
Vice President,
  General                1995     165,000      43,000        12,815                0          12,000         20,900
Counsel and Secretary    1994      80,000      38,000         6,239         $182,500          32,256          9,800
J. A. Nichols.........   1996    $157,000    $ 60,000      $    596                0               0       $ 42,080
Vice President; and      1995     140,000      60,000        12,286                0          15,000         38,904
President, Ralston
  Foods                  1994      67,500      46,000         6,000         $146,000         112,781         26,227
D. P. Skarie..........   1996    $152,000    $ 55,000      $      0                0               0       $ 18,931
Vice President and
Director of Customer
Development

---------------
1. In fiscal year 1996, car allowances for Messrs. Lockwood and Nichols were rolled into their salaries. Prior to that time, car allowances were included in the column "Other Annual Compensation."

2. The aggregate restricted stock holdings and value at September 30, 1996 for the Named Executive Officers were as follows: Micheletto -- 21,000 shares ($435,750); Hunt -- 4,637 shares ($96,218); Lockwood -- 6,000 shares
   ($124,500); Nichols -- 4,800 shares ($99,600); and Skarie -- 6,000 shares
   ($124,500).

   Under the terms of the grant, restricted shares reflected in this column vested or will vest as follows: 20% of the total award on September 23 of each of the years 1995, 1996, 1997, and 1998 and on March 30, 1999.

   However, the Ralcorp Board has determined that immediately prior to the Distribution, restricted stock awards held by employees who will be New Ralcorp employees following the Distribution (including the Named Executive Officers) will vest so that recipients of such awards will own Ralcorp Common Stock underlying the awards free of any restrictions.

3. The amounts shown in this column consist of the following: (i) Ralcorp matching contributions or accruals to Ralcorp's Savings Investment Plan and Executive Savings Investment Plan. Such amounts are $19,600, $10,193, $11,113, $9,513, and $12,056, respectively, for Messrs. Micheletto, Hunt, Lockwood, Nichols, and Skarie; (ii) Amounts attributable to the portion of split-dollar life insurance premiums paid by Ralcorp. These amounts will be repaid on a specified future date. Amounts included are equal to the premiums outstanding during fiscal year 1996 multiplied by Ralcorp's approximate borrowing rate for money borrowed for comparable periods. Such amounts are $27,133 and $17,567, respectively, for Messrs. Micheletto and Nichols; and
   (iii) Ralcorp 25% matching contributions on deferrals under the Equity Option of the Deferred Compensation Plan for Key Employees. Such amounts are $10,750, $15,000, and $6,875, respectively, for Messrs. Lockwood, Nichols and Skarie.

STOCK OPTIONS

     The following table sets forth fiscal year end option values. No options were exercised by any of the Named Executive Officers during fiscal year 1996. Ralcorp has never granted Stock Appreciation Rights.

                         FISCAL YEAR END OPTION VALUES

                                                      NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED               IN-THE-MONEY
                                                      OPTIONS AT FY-END(#)            OPTIONS AT FY-END($)
                                                  ----------------------------    ----------------------------
                     NAME                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------------------   -----------    -------------    -----------    -------------
J. R. Micheletto...............................      15,194         161,552        $  56,031       $ 646,288
K. J. Hunt.....................................       5,472          21,645           34,320          33,145
R. W. Lockwood.................................      13,679          30,577           96,404          69,139
J. A. Nichols..................................      64,424          63,357          462,318         244,557
D. P. Skarie...................................       3,648          39,047           18,160         100,941

     The Ralcorp Board has determined that immediately prior to the Distribution, stock options in Ralcorp Common Stock held by employees who will be New Ralcorp employees following the Distribution (including the Named Executive Officers) will become fully vested and the value thereof will be paid to the recipient in cash. Stock options that have an exercise price higher than the current price of Ralcorp Common Stock will be valued at $0.50 per share.

COMPENSATION PURSUANT TO PLANS

     During fiscal year 1996, Ralcorp maintained certain plans that provided benefits to executive officers and other employees of the Company. Descriptions of some of these plans follow. The descriptions provided are in summary form and are contained in this Information Statement solely in order to meet SEC requirements regarding disclosure of the compensation of the Named Executive Officers and should not be used for any other purpose.

EMPLOYMENT/SEVERANCE AGREEMENTS

     Messrs. Micheletto, Hunt, Lockwood, Nichols, and Skarie and all other Executive Officers of New Ralcorp are expected to enter into employment agreements in respect of their employment with New Ralcorp. The following discussion is a summary of the material provisions of these employment agreements, forms of which are filed as exhibits to the Company Form 10 of which this Information Statement forms a part.

     Mr. Micheletto's employment agreement with New Ralcorp (the "Micheletto Employment Agreement") provides that he will be Chief Executive Officer and President of the Company on the Distribution Date. The Micheletto Employment Agreement extends until three years from the Distribution Date (the "Term"). Pursuant to the Micheletto Employment Agreement, Mr. Micheletto will receive a base salary of not less than $300,000 and will be eligible to receive an annual incentive bonus of not less than $150,000 during the term of the Micheletto Employment Agreement determined by the New Ralcorp Board subject to the Company attaining certain performance goals. The Micheletto Employment Agreement provides that Mr. Micheletto will receive an executive level benefit program as determined by the New Ralcorp Board.

     The Micheletto Employment Agreement provides that Mr. Micheletto may be terminated at any time without "cause" (as defined in the Micheletto Employment Agreement), but if such termination occurs prior to the end of the Term, Mr. Micheletto will be entitled to receive his base salary, minimum bonuses and employee benefits through the end of the Term. Notwithstanding these provisions, New Ralcorp will be entitled to terminate the Micheletto Employment Agreement immediately and without notice if Mr. Micheletto engages in certain specified conduct, including the refusal without cause, to perform his assigned duties, the open criticism in the media of the Company and the participation in any conduct that the New Ralcorp Board determines to be inimical to or contrary to the best interest of the Company ("Termination for Cause"). Upon Termination for Cause, New Ralcorp will be obligated to pay Mr. Micheletto his base salary prorated to the date of the termination event.

     Messrs. Hunt, Lockwood, Nichols and Skarie as well as all of the other Executive Officers of New Ralcorp are expected to enter employment agreements with New Ralcorp (the "Employment Agreement"). Under the Employment Agreement, Messrs. Hunt, Lockwood, Nichols and Skarie will accept the positions of, respectively, Corporate Vice President and President, Bremner, Inc.; Corporate Vice President, General

Counsel and Secretary; Corporate Vice President and President, Ralston Foods; and Corporate Vice President and Director of Customer Development, Ralston Foods. Mr. Hunt's base salary will be $140,000; Mr. Lockwood's base salary will be $182,000; Mr. Nichols' base salary will be $180,000; and Mr. Skarie's base salary will be $152,000. In addition, Messrs. Hunt, Lockwood, Nichols and Skarie will be eligible to receive an annual incentive bonus of not less than $70,000, $43,000, $90,000 and $55,000 during the term of the pertinent Employment Agreement, subject to the Company attaining certain performance goals. The term of each Employment Agreement shall be the same as the Term of the Micheletto Employment Agreement. The other terms and conditions contained in the Employment Agreement will be substantially similar to those contained in the Micheletto Employment Agreement.

     Each of the Named Executive Officers may, from time to time, receive miscellaneous benefits and perquisites as approved by the New Ralcorp Board.

     New Ralcorp intends to enter into management continuity agreements with the Executive Officers. The purpose of these agreements is to provide severance compensation in the event of their voluntary or involuntary termination after a change in control of New Ralcorp, which is generally defined as the acquisition of 50% or more of the outstanding shares of New Ralcorp Common Stock, or the failure of the initial Directors or their recommended or appointed successors to constitute a majority of the New Ralcorp Board. The compensation provided would be in the form of (i) a lump sum payment equal to the present value of continuing their respective salaries and bonuses throughout an applicable period following termination of employment, plus the difference between the Executive's actual benefit under the New Ralcorp Retirement Plan and the benefit such Executive would have received if he or she had remained employed throughout the period, and (ii) the continuation of other executive benefits for the same period. The initial applicable period will be two years, in the event of an involuntary termination of employment (including a constructive termination), and one year, in the event of a voluntary termination of employment, which periods will be subject to reduction for each complete year the relevant individual remains employed following a change in control. No payments would be made in the event termination is due to death, disability or normal retirement, or is for cause, nor would any payments continue beyond attainment of normal retirement age. Any amounts payable under the Employment Agreements or the Micheletto Employment Agreement for the same period of time for which payments are to be made under the Management Continuity Agreements shall be used to offset such payments under the Management Continuity Agreements.

RETIREMENT PLAN

     The New Ralcorp Retirement Plan (the "Retirement Plan") is expected to provide pension benefits in the future to the Named Executive Officers. Substantially all regular U.S. sales, administrative, clerical and production employees having one year of service with Ralcorp or certain of its majority-owned subsidiaries will be eligible to participate in the Retirement Plan. Employees become vested after five years of service. Normal retirement will be at age 65; however, employees who work beyond age 65 may continue to accrue benefits.

     Annual benefits will be computed by multiplying the participant's Final Average Earnings (average of participant's five highest consecutive annual earnings during the ten years of service prior to retirement or earlier termination) by the product of 1.5% times the participant's years of service (to a maximum of 40 years) and by subtracting from that amount up to one-half of the participant's primary social security benefit at retirement (with the actual amount of offset determined by age and years of service at retirement).

     The following table shows the estimated annual retirement benefits that would be payable from the Retirement Plan to salaried employees, including Named Executive Officers, assuming age 65 retirement on the basis of a straight-life annuity. To the extent an employee's compensation or benefits exceed certain limits imposed by the Code, the table also includes benefits payable from an unfunded supplemental retirement plan which has been adopted by New Ralcorp. The table reflects benefits prior to the subtraction of social security benefits as described above.

                               PENSION PLAN TABLE

     REMUNERATION
    (FINAL AVERAGE
       EARNINGS)            10          15          20          25          30          35          40
-----------------------   -------    --------    --------    --------    --------    --------    --------
  $100,000.............   $15,000    $ 22,500    $ 30,000    $ 37,500    $ 45,000    $ 52,500    $ 60,000
   200,000.............    30,000      45,000      60,000      75,000      90,000     105,000     120,000
   300,000.............    45,000      67,500      90,000     112,500     135,000     157,500     180,000
   400,000.............    60,000      90,000     120,000     150,000     180,000     210,000     240,000
   500,000.............    75,000     112,500     150,000     187,500     225,000     262,500     300,000
   600,000.............    90,000     135,000     180,000     225,000     270,000     315,000     360,000

     For the purpose of calculating retirement benefits, the Named Executive Officers had, as of September 30, 1996, the following years of credited service, calculated to the nearest year: Messrs. Micheletto -- 34 years; Hunt -- 11 years; Lockwood -- 20 years; Nichols -- 21 years; and Skarie -- 11 years. Credited service includes service with Ralston Purina, former parent of Ralcorp and Ralcorp, the Company's former parent. Earnings used in calculating benefits under the Retirement Plan and any unfunded supplemental retirement plan previously described are approximately equal to amounts included in the Salary and Bonus columns in the Summary Compensation Table on page 56.

INCENTIVE STOCK PLAN

     Ralcorp, as the sole shareholder of New Ralcorp, has approved the ISP which is administered by the Committee. The Committee has sole discretion, subject to terms of the ISP, to determine those eligible to receive awards and the amount and type of awards. The ISP provides for the granting of stock options, restricted stock awards and other awards payable in New Ralcorp Common Stock to New Ralcorp Employees, including Named Executive Officers and certain New Ralcorp directors. The purpose of the ISP is to enhance the profitability and value of New Ralcorp for the benefit of its shareholders by providing stock awards to attract, retain and motivate officers, other key employees and in certain circumstances, non-management directors, who make important contributions to the success of New Ralcorp. Terms and conditions of awards will be set forth in written agreements, the terms of which are consistent with the terms of the ISP.

     Any employee of New Ralcorp or any of its subsidiaries is eligible for any award under the ISP if selected by the Committee. Subject to the provisions of the ISP, the Committee would have full authority and discretion to determine the individuals to whom awards will be granted and the amount and form of such awards. It is estimated that there are approximately 290 persons employed by New Ralcorp and its subsidiaries who would be eligible for selection for participation by the Committee.

     The ISP will continue until the shares reserved for award have been granted in awards or such earlier time as determined by the Committee. Under the ISP, the maximum number of shares of New Ralcorp Common Stock granted or subject to awards will be 2.9 million (approximately 8.8% of the issued and outstanding shares of New Ralcorp Common Stock as of the Distribution Date). Since there is no current market for shares of the New Ralcorp Common Stock, the market value of such securities cannot be determined. Upon the cancellation or expiration of an award, the unissued shares of New Ralcorp Common Stock subject to such awards will again be available for awards under the ISP.

     Under the ISP, the Committee is authorized (i) to grant stock options that qualify as "Incentive Stock Options" under Section 422 of the Code, and (ii) to grant stock options that do not so qualify. The Committee is entitled to set the option price on stock options at any price it determines in excess of par value. Stock options entitle the recipient to purchase a specific number of shares of New Ralcorp Common Stock after a specified period of time at an option price set by the Committee (or at the fair market value of New Ralcorp Common Stock at the time of grant for Incentive Stock Options). No stock option can be exercised more than ten years after the date such option is granted. In the case of Incentive Stock Options, the aggregate fair market value of the stock with respect to which options are exercisable for the first time by any recipient during any calendar year cannot, under present tax rules, exceed $100,000.

     The grant of stock equivalents pursuant to the New Ralcorp Deferred Compensation Plan for Key Employees will be subject to the provisions of that plan. See "EXECUTIVE COMPENSATION -- Deferred Compensation Plan for Key Employees." Pursuant to that plan, the Committee may in its discretion permit an eligible employee to defer payment of a cash bonus or other cash compensation in the Equity Option provided thereunder. Upon such deferral, an account in the employee's name will be credited with an appropriate number of stock equivalents. Such account will be credited from time to time with dividend equivalents if dividends are paid by New Ralcorp. At the discretion of the Committee, deferrals under the Equity Option may entitle the participant to a Company matching contribution of up to 25% of the deferral. Upon retirement or other termination of employment, the employee receives shares of stock equal to the number of equivalents in such employee's account or, at the Committee's discretion, may receive the value of such shares in cash.

     The ISP provides that it may be amended by the Board of Directors, except that no such amendment can increase the number of shares of stock reserved for awards, withdraw the authority of the Committee to administer the ISP, change the class of individuals who may be eligible for awards, other than if necessary to comply with Section 16(b) of the Securities Exchange Act of 1934, as amended, or change the term of awards granted prior to the amendment without the consent of the recipient, other than if necessary to comply with Section 16(b) of the Securities Exchange Act of 1934, as amended.

     Stock options to be issued under the ISP as Incentive Stock Options ("ISO") will satisfy the requirements of Section 422 of the Code. Under the provisions of that Section, the optionee will not be deemed to receive any income at the time an ISO is granted or exercised. If the optionee disposes of the shares more than two years after the grant and one year after the exercise of the ISO, the gain, if any (i.e., the excess of the amount realized for the shares over the option price) will be long-term capital gain. If the optionee disposes of the shares acquired on exercise of an ISO within two years after the date of grant or within one year after the exercise of the ISO, the disposition will constitute a "disqualifying disposition," and the optionee will have ordinary income in the year of the disqualifying disposition equal to the fair market value of the stock on the date of exercise minus the option price. The excess of the amount received for the shares over the fair market value at the time of exercise will be capital gain. If the optionee disposes of the shares in a disqualifying disposition, and such disposition is a sale or exchange which would result in a loss to the optionee, then the amount treated as ordinary income is the excess (if any) of the amount realized in such sale or exchange over the adjusted basis of such shares.

     New Ralcorp is not entitled to a deduction as a result of the grant or exercise of an ISO. If an optionee has ordinary income as a result of a disqualifying disposition, New Ralcorp will have a corresponding deductible expense in an equivalent amount in the taxable year of New Ralcorp in which the disqualifying disposition occurs.

     The difference between the fair market value of the option at the time of exercise and the option price is a tax preference item for alternative minimum tax purposes. The basis in an ISO for alternative minimum tax purpose is increased by the amount of the preference.

     Stock options issued under the ISP which do not satisfy the requirements of
Section 422 of the Code will have the following tax consequences:

          (i) the optionee will have ordinary income at the time the option is exercised in an amount equal to the excess of the fair market value at the date of exercise over the option price;

          (ii) New Ralcorp will have a deductible expense in an amount equal to the ordinary income of the optionee;

          (iii) no amount other than the price paid under the option shall be considered as received by New Ralcorp for shares so transferred; and

          (iv) any gain from the subsequent sale of the shares by the optionee for an amount in excess of fair market value on the date the option is exercised will be capital gain and any loss will be capital loss.

     In general, a recipient of other stock awards, including stock equivalents pursuant to the Deferred Compensation Plan for Key Employees, but excluding restricted stock awards (see below), will have ordinary income equal to the cash or fair market value of the stock on the date received in the year in which the award is actually paid. New Ralcorp will have a corresponding deductible expense in the same year in an amount equal to that reported by the recipient as ordinary income. The recipient's basis in the stock received will be equal to the fair market value of the stock when received and his holding period will begin on that date.

     With respect to restricted stock awards, such awards do not constitute taxable income under existing Federal tax law until such time as restrictions lapse with respect to any installment. When any installment of shares are released from restriction, the market value of such shares on the date the restrictions lapse constitutes income to the recipient in that year and is taxable at ordinary income rates, and New Ralcorp will have a corresponding deductible expense in an amount equal to that reported by the recipient as ordinary income and in the same year. Since the lapse of restrictions on restricted stock awards is accelerated in the event of a change of control of New Ralcorp, such an acceleration may result in an excess parachute payment, as defined in Section 280G of the Code. In such event, New Ralcorp's deduction with respect to such payment is denied and the recipient is subject to a nondeductible 20% excise tax on such excess parachute payment.

     The Committee has the sole discretion to determine that awards under the ISP contain provisions regarding the treatment of awards in the event of a change in ownership or of a change in control of New Ralcorp. Upon a change in ownership or change in control, all terms, conditions, restrictions and limitations in effect with respect to any unexercised award will immediately lapse and no other terms and conditions will be applied. Any unexercised, unvested, unearned or unpaid award will automatically become 100% vested. Awards with performance periods will be treated as if the performance objectives have been obtained at a level of 100%.

     Unless determined otherwise by the Committee, awards to a participant under the ISP are forfeited upon any of the following: by the participant's discharge for cause; voluntary termination other than retirement; engaging in competition with New Ralcorp; or engaging in activity or conduct contrary to the best interest of New Ralcorp. Awards (other than unrestricted stock awards) will be nonassignable (except by will or the laws of descent and distribution) and will have such term and will terminate upon such conditions as contained in individual awards.

     After the Distribution, the Committee is expected to meet and grant stock options and possibly restricted stock awards to the Named Executive Officers and other members of key management.

     A copy of the ISP has been filed as an Exhibit to the Company Form 10, of which this Information Statement forms a part. The foregoing description of the ISP is intended only as a summary and is qualified in its entirety by reference to the ISP.

SAVINGS INVESTMENT PLAN

     New Ralcorp has adopted the New Ralcorp SIP, a defined contribution plan which is intended to be a 401(k) Plan and an employee stock ownership plan designed to invest primarily in employer securities. Pursuant to that plan, any regular non-union sales, administrative, clerical or production employees (and union employees, to the extent permitted by their collective bargaining agreements) of New Ralcorp or certain of its majority-owned domestic subsidiaries who have completed one year of service may elect to have their employer contribute to the New Ralcorp SIP on their behalf Basic Contributions of 2% to 12% of their compensation in 1% increments rather than receive such amounts in cash. New Ralcorp will contribute a Company Matching Contribution equal to 50% of each participant's Basic Contribution, but only to the extent that the participant's Basic Contributions do not exceed 6% of compensation. Neither the Basic Contributions nor the Company Matching Contributions will be subject to Federal income tax in the year contributed. A participant may also elect to make Supplemental Contributions of 1% to 10% of his or her compensation; however, the total Basic and Supplemental Contributions will be subject to limitation as required by Section 415 of the Code. Supplemental Contributions will be subject to Federal and state income tax in the year contributed.

     Amounts contributed to the New Ralcorp SIP will be invested by the Trustee in one or more funds as directed by the participant. It is contemplated that initially there will be approximately 10 such funds offering a variety of investment media. The Company Matching Contributions thereon will be required to be invested in the New Ralcorp Common Stock Fund.

     A participant's election deferrals will be vested from the time made. Company Matching Contributions will vest at the rate of 25% for each of a participant's first four years' of service and will be fully vested after four years of employment or upon attainment of age 65, upon retirement, disability or death, or in the case of termination of the New Ralcorp SIP or discontinuance of Company Matching Contributions. Upon termination of employment, retirement, disability or death, that portion of the trust fund credited to a participant which is vested will be made available to the participant.

     The Code imposes limits on deferrals permitted in tax-qualified plans such as the New Ralcorp SIP. New Ralcorp will also establish a nonqualified supplemental SIP pursuant to which compensation of certain Executive Officers, and certain other key management employees, will be deferred to the extent such deferrals exceed the qualified plan limits in the New Ralcorp SIP or are otherwise ineligible to be deferred into the New Ralcorp SIP. Such deferrals will be credited with Company Matching Contributions in the same manner as in the New Ralcorp SIP.

DEFERRED COMPENSATION PLAN FOR KEY EMPLOYEES

     New Ralcorp has adopted a Deferred Compensation Plan for Key Employees which will be administered by the Nominating and Compensation Committee. Under this plan, all or any part of an eligible employee's salary and bonus may be deferred by the participant until retirement, termination of employment, total disability or death. Participation in the plan will be offered to certain key employees (including the Executive Officers) of New Ralcorp and certain of its subsidiaries. The purpose of the plan is to afford the participant the opportunity to create additional post-retirement benefits. The plan initially will provide that all or any part of the participant's compensation may be deferred in New Ralcorp Common Stock equivalents under an Equity Option, or in cash under a Variable Interest Option. At the discretion of the Nominating and Compensation Committee exercised prior to any deferrals, deferrals under the Equity Option may entitle the participant to a Company Match of up to 25% of the deferral. New Ralcorp Common Stock equivalents will earn dividend equivalents.

     If the participant's compensation is deferred in cash under the Variable Interest Option, the amount of the deferral will be credited to a "Deferred Cash Account" in the participant's name. Thereafter, interest equivalents at a rate based on a published prime rate will be credited annually to the account.

     Deferrals under the Equity Option or under the Variable Interest Option will normally be distributed to the participant in a lump sum following retirement, termination of employment or total disability. In the event of the participant's death, deferrals in the Equity Option and deferrals in the Variable Interest Option will be paid to the participant's beneficiary or legal representative.

     The New Ralcorp Board has determined that account balances in Ralcorp Common Stock will be converted to New Ralcorp Common Stock. The conversion will be based on the relative value of Ralcorp Common Stock prior to the Distribution to the value of New Ralcorp Common Stock after the Distribution.

OTHER BENEFIT PLANS

     New Ralcorp has adopted a New Ralcorp Executive Life Plan, under which, following retirement, beneficiaries of eligible Executive Officers or other eligible employees will be provided a death benefit in an amount equal to 50% of the earnings recognized under New Ralcorp's benefit plans for the Executive Officer or other eligible employee during the last full year of employment.

     The New Ralcorp Executive Health Plan is a hospital and medical reimbursement plan covering active key management employees, including certain Executive Officers, and their dependents. Employees eligible for this plan must participate in New Ralcorp's Comprehensive Health Plan, which will be available to certain New Ralcorp employees at their own expense, to be eligible for the Executive Health Plan. The Executive

Health Plan will provide coverage, at no cost to the participant, for 100% of medical expenses incurred, up to $35,000 per year, provided such expenses would constitute deductible medical expenses for federal income tax purposes and provided that the expenses are not payable by the Comprehensive Health Plan.

     New Ralcorp has also adopted an Executive Long-Term Disability Plan which will provide benefits to its corporate officers, including certain Executive Officers, in the event they become disabled. The Long-Term Disability Plan, which will be available to certain regular New Ralcorp employees and in which officers must participate at their own expense in order to be eligible for the Executive disability plan, will impose a limit of $5,000 per month (60% of a maximum annual salary of $100,000) on the amount paid to a disabled employee. The Executive disability plan will provide a supplemental benefit equal to 60% of the difference between the Executive Officer's previous year's earnings recognized under New Ralcorp's benefit plans and $100,000, with appropriate taxes withheld.

                              CERTAIN TRANSACTIONS

     The New Ralcorp Businesses have in the past engaged in numerous transactions with Ralcorp. (See "Notes to Combined Financial Statements -- Related Party Activity".) Such transactions have included, among other things, the extension of intercompany loans, purchases of raw materials or additives, the provision of various other types of financial support by or to Ralcorp, and the sharing of services and administration and the costs thereof.

     Mr. Stiritz is the Chairman of the New Ralcorp Board and is on the Company's Nominating and Compensation Committee and is Chairman of the Board, Chief Executive Officer and President of Ralston Purina. Since its spin-off from Ralston Purina in 1994, Ralcorp has engaged in several transactions with Ralston Purina. During fiscal 1996, Ralston Purina paid Ralcorp approximately $1.35 million for coupon and promotional processing services; such services have been discontinued. Also, during fiscal 1996, Ralston Purina purchased approximately $10.55 million of Ralcorp products for distribution outside of the United States. Both arrangements were conducted in the ordinary course of business at competitive prices and terms. New Ralcorp expects to continue selling Ralston Purina products for distribution outside of the United States. During fiscal 1996, Ralcorp paid Ralston Purina approximately $1.67 million for various services including, advertising creative assistance, the leasing of research and development space, insurance administration, and other administrative services. New Ralcorp expects the majority of these services will continue to be used by New Ralcorp.

     Except as provided in the Supply Agreement, administrative services provided by New Ralcorp to Ralcorp and General Mills will be discontinued. All other administrative services currently provided by Ralcorp on the one hand and New Ralcorp on the other hand will be either assumed by the other party or obtained by it from unaffiliated third parties.

     See also "AGREEMENTS AMONG RALCORP, GENERAL MILLS AND NEW RALCORP."

                         SECURITY OWNERSHIP OF CERTAIN
                 BENEFICIAL OWNERS OF NEW RALCORP COMMON STOCK

     All of New Ralcorp's outstanding common stock is currently held by Ralcorp. To the best knowledge of New Ralcorp, the following table sets forth projected New Ralcorp Common Stock ownership information with respect to each of the New Ralcorp Directors, Named Executive Officers and all New Ralcorp Directors and Executive Officers as a group and with respect to each person who is projected to own more than 5% of the New Ralcorp Common Stock immediately after the Distribution. Such projections are based on the anticipated distribution of one share of New Ralcorp Common Stock for every one share of Ralcorp Common Stock beneficially owned by such parties as of the Distribution Record Date (including shares of New Ralcorp Common Stock held in the New Ralcorp Savings Investment Plan for the accounts of Executive Officers. Ownership information for 5% holders is as of October 31, 1996. Ownership information for New Ralcorp Directors, Named Executive Officers and all New Ralcorp Directors and Executive Officers as a group is as of November 30, 1996. Except as noted, all such parties will possess sole voting and investment powers with respect to the shares noted. An asterisk in the column listing the percentages of shares to be beneficially owned indicates the person will own less than 1% of New Ralcorp Common Stock. See "THE DISTRIBUTION -- Manner of Effecting the Distribution"; "EXECUTIVE COMPENSATION."

                                                      NUMBER OF SHARES
                                                           TO BE            % OF SHARES      EXPLANATORY
                 NAME AND ADDRESS                    BENEFICIALLY OWNED    OUTSTANDING(A)       NOTES
--------------------------------------------------   ------------------    --------------    -----------
Boatmen's Bancshares, Inc.........................        1,785,459              5.4%            (B)
One Boatmen's Plaza
St. Louis, MO 63101
FMR Corp..........................................        2,825,317              8.6%            (C)
82 Devonshire Street
Boston, MA 02109
William H. Danforth...............................          307,417            *              (D)(E)(F)
William D. George, Jr.............................            1,000            *
Jack W. Goodall...................................           35,100            *
David W. Kemper...................................            1,000            *                 (E)
Joe R. Micheletto.................................           40,696            *                 (G)
William P. Stiritz................................          281,959            *               (E)(H)
Kevin J. Hunt.....................................           11,630            *                 (I)
Robert W. Lockwood................................           16,627            *                 (J)
James A. Nichols..................................           31,758            *                 (K)
David P. Skarie...................................           12,782            *                 (L)
All Directors and Executive Officers as a group
  (12 persons)....................................          746,401              2.3%            (M)

---------------
(A) For purposes of calculating the percentage of Shares Outstanding to be beneficially owned, Shares Outstanding were deemed to be shares actually outstanding on November 30, 1996.

(B) This amount will consist of shares of New Ralcorp Common Stock owned by the following subsidiaries of Boatmen's Bancshares, Inc: Boatmen's Trust Company -- 1,783,259 shares and Boatmen's Bancshares, Inc. subsidiaries -- 2,200 shares. Of such shares, Boatmen's will have voting and investment powers as follows: sole voting -- 390,459 shares; shared voting -- 1,393,920 shares; sole investment -- 87,934 shares; and shared investment -- 1,637,280 shares. Of such shares, voting and investment powers for 254,922 shares will be shared with Dr. Danforth who is a director of the Company.

(C) Would include 1,979,132 shares beneficially owned by Fidelity Management & Research Company, as a result of its serving as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 and its serving as investment adviser to certain other funds which are generally offered to limited groups of investors; 838,685 shares beneficially owned by Fidelity Management Trust Company, as a result of its serving as trustee or managing agent for various private investment accounts, primarily employee benefit plans and its serving as investment adviser to certain other funds which are generally offered to limited groups of investors; and 7,500 shares beneficially owned by Fidelity International Limited, as a result of its serving as investment adviser to various non-U.S. investment companies. FMR Corp. would have sole voting power with respect to 651,293 shares and sole investment power with respect to 2,817,817 shares. Fidelity International Limited would have sole voting and investment powers with respect to all the shares it would beneficially own.

(D) Would exclude 1,100,000 shares, or 3.3% of the outstanding New Ralcorp Common Stock, which would be held by The Danforth Foundation, St. Louis, Missouri. Dr. Danforth is one of the ten trustees of the Foundation. Dr. Danforth would disclaim beneficial ownership of such shares.

(E) Would exclude 841,870 shares, or 2.6% of the outstanding New Ralcorp Common Stock which would be held by Washington University, St. Louis, Missouri. Dr. Danforth is Chairman of the Board of Trustees of the University and Messrs. Stiritz and Kemper serve on the University's Board of Trustees, which consists of 49 members.

(F) Dr. Danforth would have sole voting and investment powers respecting 22,648 shares. He would share voting and investment powers respecting 284,769 shares, and would disclaim beneficial ownership of 29,847 of such shares.

(G) Would include 9,381 shares of New Ralcorp Common Stock held under the Company's Savings Investment Plan. Shares in the Plan are as of September 30, 1996. Mr. Micheletto would only have voting power with respect to 1,279 of these shares.

(H) Would include 3,333 shares owned by Mr. Stiritz's wife.

(I) Would include 1,925 shares of New Ralcorp Common Stock held under the Company's Savings Investment Plan. Shares in the Plan are as of September 30, 1996. Mr. Hunt would only have voting power with respect to 1,925 of these shares.

(J) Would include 216 shares as to which he would share voting and investment powers and 2,085 shares of New Ralcorp Common Stock held under the Company's Savings Investment Plan. Shares in the Plan are as of September 30, 1996. Mr. Lockwood would only have voting power with respect to 2,081 of these shares.

(K) Would include 3,866 shares of New Ralcorp Common Stock held under the Company's Savings Investment Plan. Shares in the Plan are as of September 30, 1996. Mr. Nichols would only have voting power with respect to 1,778 of these shares.

(L) Would include 2,288 shares of New Ralcorp Common Stock held under the Company's Savings Investment Plan. Shares in the Plan are as of September 30, 1996. Mr. Skarie would only have voting power with respect to 1,357 of these shares.

(M) With respect to all Executive Officers except those named in the above
    Table: would include 4,056 shares of New Ralcorp Common Stock held under the Company's Savings Investment Plan (the Executive Officers would only have voting power with respect to 1,487 of these shares). Shares in the Plan are as of September 30, 1996.

                    DESCRIPTION OF NEW RALCORP CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

     Under New Ralcorp's Articles of Incorporation (the "New Ralcorp Articles"), the total number of shares of all classes of stock that New Ralcorp will have authority to issue under the New Ralcorp Articles will be 310 million, of which 10 million will be shares of $.01 par value preferred stock, and 300 million will be shares of New Ralcorp Common Stock. No shares of New Ralcorp preferred stock will be issued in connection with the Distribution. Based on the number of shares of Ralcorp Common Stock outstanding at November 30, 1996, approximately 33 million shares of New Ralcorp Common Stock will be issued to shareholders of Ralcorp in the Distribution (including shares to be issued to key employees of New Ralcorp in exchange for their shares of Ralcorp Common Stock -- see "THE DISTRIBUTION -- Manner of Effecting the Distribution". All of the shares of New Ralcorp Common Stock issued in the Distribution, whether distributed or exchanged, will be validly issued, fully paid and nonassessable.

NEW RALCORP COMMON STOCK

     The holders of New Ralcorp Common Stock will be entitled to one vote for each share held of record on the applicable record date on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the New Ralcorp Board with respect to any shares of New Ralcorp preferred stock, the holders of such shares will exclusively possess all voting power. The New Ralcorp Articles do not provide for cumulative voting in the election of directors or any preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Subject to any preferential rights of any outstanding series of New Ralcorp preferred stock created by the New Ralcorp Board from time to time, the holders of New Ralcorp Common Stock on the applicable record date will be entitled to such dividends as may be declared from time to time by the New Ralcorp Board from funds available therefor, and upon liquidation will be entitled to receive pro rata all assets of New Ralcorp available for distribution to such holders. See "RISK FACTORS -- Ralcorp Dividend Policy", and "-- Manner of Effecting the Distribution."

     The New Ralcorp Articles, Bylaws and Shareholder Protection Rights Plan contain certain provisions which may have the effect of discouraging certain types of transactions that involve an actual or threatened change of control of New Ralcorp. See "-- Common Stock Purchase Rights" and "ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS."

NEW RALCORP PREFERRED STOCK

     The New Ralcorp Board has the authority to issue shares of New Ralcorp preferred stock in one or more series and to fix, by resolution, the voting powers, which may be full or limited or no voting powers, designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, including liquidation preferences, dividend rates, conversion rights and redemption provisions of the shares constituting any series, without any further vote or action by the shareholders. Any shares of New Ralcorp preferred stock so authorized and issued could have priority over the New Ralcorp Common Stock with respect to dividend and/or liquidation rights.

COMMON STOCK PURCHASE RIGHTS

     The New Ralcorp Board has declared a dividend distribution of one Right for each outstanding share of New Ralcorp Common Stock to be distributed to Ralcorp shareholders pursuant to the Distribution. Except as set forth below, each Right will entitle the registered holder to purchase from the Company one share of New Ralcorp Common Stock at a price of $30 per share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights will be set forth in a Shareholder Protection Rights Plan (the "Rights Agreement") between the Company and a rights agent (the "Rights Agent").

     The Rights will not be exercisable or transferable separately from the shares of New Ralcorp Common Stock to which they are attached until the earlier of (i) the close of business on the tenth business day following the public announcement or the date that a person or group of affiliated or associated persons (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of New Ralcorp Common Stock without the prior express written consent of the Company executed on behalf of the Company by a duly authorized officer of the Company following express approval by action of at least a majority of the members of the New Ralcorp Board then in office (the "Stock Acquisition Date"), or (ii) the close of business on the tenth business day (or such later date as determined by the New Ralcorp Board but not later than the Stock Acquisition Date) following the commencement of a tender offer or exchange offer, without the prior written consent of the Company, by a person (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) which, upon consummation, would result in such party's control of more than 20% or more of the Company's voting stock (the earlier of the dates in clause (i) or (ii) above being called the "Rights Distribution Date"). As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the New Ralcorp Common Stock as of the close of business on the Rights Distribution Date and such separate certificates alone will then evidence the Rights.

     The Rights are not exercisable until the Rights Distribution Date. The Rights will expire on the later to occur of the date that is the ten year anniversary of the Distribution, or, January 31, 2007, unless earlier redeemed or exchanged by the Company, as described below.

     The Purchase Price payable, and the number of shares of New Ralcorp Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the New Ralcorp Common Stock, (ii) upon the issuance of New Ralcorp Common Stock or rights to subscribe for shares of New Ralcorp Common Stock or securities convertible into New Ralcorp Common Stock at less than the then current market price of the New Ralcorp Common Stock, or (iii) upon the distribution to holders of New Ralcorp Common Stock of securities (other than those described in (ii) above), evidences of indebtedness or assets (excluding regular periodic cash dividends out of earnings or retained earnings).

     If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires 20% or more of the Company's outstanding voting stock without the prior written consent of the New Ralcorp Board, each Right, except those held by such persons, would entitle each holder of a Right to acquire such number of shares of New Ralcorp Common Stock as shall equal the result obtained by multiplying the then current Purchase Price by the number of shares of New Ralcorp Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current per-share market price of New Ralcorp Common Stock.

     If any person or group (other than the Company, any subsidiary of the Company or any employee benefit plan of the Company) acquires more than 20% but less than 50% of the outstanding New Ralcorp Common Stock without prior written consent of the New Ralcorp Board, each Right, except those held by such persons, may be exchanged by the New Ralcorp Board for one share of New Ralcorp Common Stock.

     If the Company were acquired in a merger or other business combination transaction where the Company is not the surviving corporation or where New Ralcorp Common Stock is exchanged or changed or 50% or more of the Company's assets or earnings power is sold in one or several transactions without the prior written consent of the New Ralcorp Board, each Right would entitle the holders thereof (except for the Acquiring Person) to receive such number of shares of the acquiring company's common stock as shall be equal to the result obtained by multiplying the then current Purchase Price by the number of shares of New Ralcorp Common Stock for which a Right is then exercisable and dividing that product by 50% of the then current market price per share of the common stock of the acquiring company on the date of such merger or other business combination transaction.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares will be issued.

In lieu of fractional shares, an adjustment in cash will be made based on the market price of the New Ralcorp Common Stock on the last trading date prior to the date of exercise.

     The Rights will be redeemable by the New Ralcorp Board for $.01 per Right at any time prior to the tenth business day following the Stock Acquisition Date (as defined above). Upon the action of the New Ralcorp Board electing to redeem the Rights, the Company will make an announcement thereof, and the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

     The terms of the Rights may be amended by the New Ralcorp Board without the consent of the holders of the Rights, including, but not limited to, an amendment to lower certain thresholds described above to not less than the greater of: (i) any percentage greater than the largest percentage of the Voting Power (as defined in the Rights Agreement) of the Company then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an excepted person); and (ii) 10%. However, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person the New Ralcorp Board may not amend the Rights Agreement in any manner that may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

     The New Ralcorp Articles, Bylaws, Rights and the GBCL contain certain provisions that could have the effect of delaying, deferring or preventing a change in control of New Ralcorp by various means such as a tender offer or merger not approved by the New Ralcorp Board. These provisions are designed to enable the New Ralcorp Board, particularly in the initial years of New Ralcorp's existence as an independent, publicly owned company, to develop New Ralcorp's business in a manner that will foster its long-term growth without the potential disruption that might be entailed by the threat of a takeover not deemed by the New Ralcorp Board to be in the best interests of New Ralcorp and its shareholders.

     The description set forth below is intended as a summary of these provisions only and is qualified in its entirety by reference to such provisions. Copies of the New Ralcorp Articles and Bylaws are filed as exhibits to the Company Form 10, of which this Information Statement is a part.

LIMITATIONS ON CHANGES IN BOARD COMPOSITION AND OTHER ACTIONS BY SHAREHOLDERS

     The New Ralcorp Bylaws provide that the number of directors will be fixed from time to time exclusively by the New Ralcorp Board, but shall consist of no less than five and no more than twelve directors (initially the New Ralcorp Board will be comprised of six directors). The New Ralcorp Articles provide for the New Ralcorp Board to be divided into three classes, as nearly equal in size as possible, serving staggered terms so that the terms of two of the initial directors of New Ralcorp will expire at each of the 1998, 1999 and 2000 annual meetings of New Ralcorp's shareholders. Starting with the 1998 annual meeting of New Ralcorp's shareholders, one class of directors will be elected each year for a three year term. As a result, at least two annual meetings of shareholders may be required for shareholders to change a majority of the directors, whether or not a majority of New Ralcorp's shareholders believes that such a change would be desirable. See "MANAGEMENT -- Directors of New Ralcorp."

     The GBCL provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, the holders of a majority of the corporation's voting stock may remove any director from office. The New Ralcorp Articles provide that a director may be removed by shareholders only "for cause" and only by the affirmative vote of (i) two-thirds of all members of the New Ralcorp Board and
(ii) the holders of at least two-thirds of New Ralcorp's voting stock. The GBCL also provides that, unless a corporation's articles of incorporation or bylaws provide otherwise, all vacancies on a corporation's board of directors, including any vacancies resulting from an increase in the number of directors, may be filled by a majority of the directors then in office, although less than a quorum, until the next election of directors by the shareholders of the corporation. The New

Ralcorp Articles provide that, subject to any rights of holders of New Ralcorp Preferred Stock, vacancies may be filled only by a majority of the remaining directors.

     Under the New Ralcorp Bylaws only persons who are nominated by or at the direction of the New Ralcorp Board, or by a shareholder who has given notice in accordance therewith, which generally requires notice not less than sixty nor more than ninety days prior to a meeting at which directors are to be elected, will be eligible for election as directors at that meeting. The New Ralcorp Bylaws also establish such advance notice procedure with regard to other matters which any shareholder may desire to be brought before any meeting of shareholders. See "SHAREHOLDER PROPOSALS."

     The GBCL provides that special meetings of shareholders may be called by the board of directors or by such other person or persons as may be authorized by a corporation's Articles of Incorporation or Bylaws. The New Ralcorp Bylaws provide that special meetings of New Ralcorp's shareholders may be called only by the Chairman of the Board or President of New Ralcorp or by a majority of the entire New Ralcorp Board. The New Ralcorp Bylaws also provide that only such business shall be conducted at a special meeting of New Ralcorp's shareholders as shall be specified in the notice of meeting.

     The GBCL provides that any action by written consent of shareholders in lieu of a meeting must be unanimous.

     The provisions of the New Ralcorp Articles and Bylaws with respect to the classification of directors, the advance notice requirements for director nominations or other proposals of shareholders and the limitations on the ability of shareholders to increase the size of the board, remove directors and fill vacancies, will have the effect of making it more difficult for shareholders to change the composition of the New Ralcorp Board or otherwise to bring a matter before shareholders without the New Ralcorp Board's consent, and thus will reduce the vulnerability of New Ralcorp to an unsolicited takeover proposal.

PREFERRED AND COMMON STOCK

     The New Ralcorp Articles authorize the New Ralcorp Board to establish series of preferred stock and to determine, with respect to any series of preferred stock, the voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as are stated in the resolutions of the New Ralcorp Board providing for such series. In addition, the New Ralcorp Articles authorize the New Ralcorp Board to issue up to approximately 234 million additional shares of New Ralcorp Common Stock after the Distribution (in addition to shares reserved for the Rights and outstanding options). The number of authorized but unissued shares will provide New Ralcorp with the ability to meet future capital needs and to provide shares for possible acquisitions and stock dividends or stock splits.

     New Ralcorp believes that the preferred stock will provide New Ralcorp with increased flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. Having such authorized shares available for issuance will allow New Ralcorp to issue shares of preferred stock without the expense and delay of a special shareholders' meeting. The authorized and unissued shares of preferred stock, as well as the authorized and unissued shares of New Ralcorp Common Stock, will be available for issuance without further action by shareholders, unless such action is otherwise required by applicable law. Although the New Ralcorp Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, subject to certain limitations imposed by the law, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The New Ralcorp Board will make any determination to issue such shares based on its judgment as to the best interests of New Ralcorp and its then-existing shareholders at the time of the issuance. The New Ralcorp Board, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock.

FAIR PRICE PROVISIONS

     In order to ensure New Ralcorp shareholders receive a fair price for their shares of New Ralcorp Common Stock upon significant change in the ownership of New Ralcorp, the New Ralcorp Articles contain a fair price provision requiring the affirmative vote of not less than 85% of all of the outstanding shares of capital stock of New Ralcorp then entitled to vote, and a majority of the voting power of all such shares of which an interested shareholder (as defined) is not the beneficial owner, to approve certain business combinations. Business combinations covered by the provision include a merger or consolidation, sale or other disposition of a substantial amount of New Ralcorp assets, a plan of liquidation or dissolution of New Ralcorp, or other transactions involving the transfer, issuance, reclassification or recapitalization of New Ralcorp securities, in each case benefiting an individual or entity that, together with its affiliates and associates, is the beneficial owner of more than 10% of the outstanding shares entitled to vote in the election of directors. In certain circumstances, the New Ralcorp Board may approve any of the foregoing in lieu of the super-majority shareholder approval provision.

AMENDMENT OF CERTAIN PROVISIONS OF THE NEW RALCORP ARTICLES AND BYLAWS

     The New Ralcorp Articles provide that the Bylaws may only be amended or repealed by two-thirds of the New Ralcorp Board of Directors. Any amendment of the New Ralcorp Articles requires a vote of a majority of the outstanding shares of New Ralcorp capital stock entitled to vote. Amendment of the provisions of the New Ralcorp Articles relating to the Directors of the corporation requires the vote of two-thirds of the outstanding shares of New Ralcorp capital stock entitled to vote. Amendment of the provisions of the New Ralcorp Articles relating to the "Fair Price" and "Indemnification" provisions require the vote of 85% of the outstanding shares of New Ralcorp capital stock entitled to vote.

RIGHTS

     The Rights Agreement which has been adopted by the New Ralcorp Board, as described above, will permit disinterested shareholders to acquire shares of New Ralcorp Common Stock or common stock of an acquiring company at a substantial discount in the event of certain described changes in control. See "DESCRIPTION OF NEW RALCORP CAPITAL STOCK -- Common Stock Purchase Rights."

MANAGEMENT CONTINUITY AGREEMENTS; OTHER SEVERANCE ARRANGEMENTS

     New Ralcorp has entered into Management Continuity Agreements with its executive officers and other key management employees providing severance compensation and continuation of benefits in the event of termination following a change in control of New Ralcorp, with the amount of payments to be received being dependent upon the voluntary or involuntary nature of such termination. See "EXECUTIVE COMPENSATION -- Employee/Severance Agreements." New Ralcorp has adopted a Change in Control Severance Compensation Plan which will provide severance compensation and continuation of benefits to other eligible employees of New Ralcorp upon their involuntary termination following a change in control not approved by the New Ralcorp Board.

STATUTORY PROVISIONS

     New Ralcorp is subject to the control share acquisition and the business combinations sections of the GBCL, which sections, together with the provisions of the GBCL permitting the New Ralcorp Board to consider the interests of non-shareholder constituencies in connection with acquisition proposals, may make it more difficult for there to be a change in control of New Ralcorp or for New Ralcorp to enter into certain business combinations than if New Ralcorp were not subject to such sections.

            INDEMNIFICATION OF OFFICERS AND DIRECTORS OF NEW RALCORP

     Under Section 351.355 of the GBCL and the New Ralcorp Articles, New Ralcorp must indemnify any person (other than a party plaintiff suing on his or her behalf or in the right of New Ralcorp) who is or was a director or officer of New Ralcorp, or is or was serving at the request of New Ralcorp as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, trade or industry association or other enterprise, to the maximum extent permitted by law, against any and all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with any civil, criminal, administrative or investigative action, proceeding or claim (including an action by or in the right of New Ralcorp), by reason of the fact that such person is or was serving in such capacity, provided that such person's conduct is not finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. New Ralcorp's Directors and Executive Officers also have indemnification contracts with New Ralcorp which will become effective as of the Distribution Date. Pursuant to those agreements, the Company agrees to indemnify the Directors and Executive Officers to the full extent authorized or permitted by the GBCL. The agreements also provide for indemnification to the extent not covered by the GBCL or insurance policies purchased and maintained by the Company (e.g. if the GBCL is amended to change the scope of indemnification). Such indemnification would be co-extensive with the indemnification currently permitted by the GBCL, as described above, but no indemnity would be paid (i) in respect to remuneration paid to the Executive Officer if it shall be finally judicially adjudged that such remuneration was in violation of law; (ii) on account of any suit for an accounting of profits made from the purchase or sale by the Executive Officer of securities of the Company pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state or local statutory law;
(iii) on account of the Executive Officer's conduct which is finally judicially adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct; or (iv) if a final decision by a Court having jurisdiction in the matter (all appeals having been denied or none having been taken) shall determine that such indemnification is not lawful.

     The agreements also provide for the advancement of expenses of defending any civil or criminal action, claim, suit or proceeding against the Executive Officer and for repayment of such expenses by the Executive Officer to the Company if it is ultimately judicially determined that the Executive Officer is not entitled to such indemnification.

     New Ralcorp will have, following the Distribution, directors' and officers' insurance which protects each director and officer from liability for actions taken in their capacity as directors or officers. This insurance may provide broader coverage for such individuals than may be required by the provisions of the New Ralcorp Articles.

     The foregoing represents a summary of the general effect of the indemnification provisions Missouri law and the New Ralcorp Articles and such agreements and insurance. Additional information regarding indemnification of directors and officers can be found in Section 351.355 of the GBCL, New Ralcorp's Articles and its pertinent agreements.

                             SHAREHOLDER PROPOSALS

     Article I, Section 4 of the New Ralcorp Bylaws hereto sets forth advance notice requirements applicable to shareholders desiring to nominate candidates for directors or to present a proposal or bring other business before a New Ralcorp shareholders meeting. In each case the notice must be given to the Secretary of New Ralcorp, whose address is 800 Market Street, Suite 2900, St. Louis, Missouri 63101. The 1998 Annual Meeting of New Ralcorp Shareholders is expected to be held on January 29, 1998. To be considered, notice of any such nomination or proposal must be received between October 30, 1997 and November 29, 1997. To be included in New Ralcorp's proxy statement and form of proxy for that meeting, any such proposal must also comply in all respects with the rules and regulations of the Commission.

                            INDEPENDENT ACCOUNTANTS

     The New Ralcorp Board has appointed Price Waterhouse as New Ralcorp's independent accountants to audit New Ralcorp's financial statements for the fiscal year ending September 30, 1997. Price Waterhouse has audited the financial statements of Ralcorp since 1994.

                             INDEX OF DEFINED TERMS

                 TERM                   PAGE
-------------------------------------- ------
1994 Spinoff..........................     15
Acquiring Person......................     67
Ancillary Agreements..................     14
ARS...................................     15
Assigned Technical Information and
  Know How............................     28
Baby Food Business....................     14
Branded Assets........................     24
Branded Business......................     14
Branded Contribution..................     13
Branded Employee......................     25
Branded Liabilities...................     24
Branded Subsidiary....................     13
Branded Technical Information and Know
  How.................................     29
Branded Trademarks....................     31
CERCLA................................     41
Clinton Ditch.........................     51
Code..................................     16
Cookie Crisp..........................     32
Commission............................     12
Committee.............................     55
Company............................... 13, 35
Company Form 10.......................     12
Consent Agreement.....................     23
Consumer Foods........................     35
Control Brand.........................     32
Cracker and Cookie Business...........     14
DCP...................................     53
Deferred Cash Account.................     62
Designated Products...................     29
Distribution..........................     13
Distribution Date.....................     15
Distribution Record Date..............     13
Distribution Time.....................     25
DOJ...................................     23
Effective Time........................     19
Employment Agreement..................     57
Exchange Act..........................     12
Executive Officers....................     54
FASB..................................     42
FTC...................................     23
GBCL..................................     16
General Mills.........................     13
General Mills Common Stock............     19
General Mills Missouri................     14
HSR Act...............................     23
Incentive Stock Options...............     59
Indemnifiable Losses..................     26

                 TERM                   PAGE
-------------------------------------- ------
Information Statement.................     13
Internal Merger.......................     13
Internal Spinoff......................     13
ISO...................................     60
ISP...................................     53
IRS...................................     14
Known Branded Liabilities.............     25
LIBOR.................................     50
Materials.............................     33
Merger................................     13
Merger Agreement......................     14
Micheletto Employment Agreement.......     57
Named Executive Officers..............     55
National Australia....................     51
New Ralcorp...........................     13
New Ralcorp Articles..................     66
New Ralcorp Assets....................     25
New Ralcorp Board.....................     52
New Ralcorp Businesses................     14
New Ralcorp Common Stock..............     13
New Ralcorp Liabilities...............     25
New Ralcorp SIP.......................     23
Nonconforming Products................     33
NuWorld...............................     15
NYSE..................................     13
Other Trademarks......................     31
Post-Closing Branded Liabilities......     26
Prior Reorganization Agreement........     50
Prior Technology Agreement............     29
Private Label Trademarks..............     32
Private Letter Ruling.................     14
Private Label Cereal Business.........     14
Products..............................     32
Proposed FTC Order....................     23
Proxy Statement-Prospectus............     13
PRP...................................     41
Purchase Price........................     66
Ralcorp...............................     13
Ralcorp Board.........................     14
Ralcorp Common Stock..................     13
Ralcorp Holdings, Inc.................     13
Ralston Foods.........................     13
Ralston IRBs..........................     51
Ralston Purina........................     15
Ralston Trademarks....................     31
Reorganization........................     13
Reorganization Agreement..............     13
Resorts...............................     15
Resort Operations.....................     14

                 TERM                   PAGE
-------------------------------------- ------
Retirement Plan.......................     58
Rice Chex.............................     32
Right.................................     13
Rights Agent..........................     66
Rights Agreement......................     66
Rights Certificates...................     67
Rights Distribution Date..............     67
Scheduled Branded Litigation..........     25
SEC...................................     12
Securities Act........................     18
Shared Technical Information and
  Know How............................     28
Specifications........................     33
Stock Acquisition Date................     67
                 TERM                   PAGE
-------------------------------------- ------
Supply Agreement......................     14
Surviving Corporation.................     23
Tax Opinions..........................     14
Tax Sharing Agreement.................     13
Technical Information and Know How....     28
Technology Agreement..................     13
Term..................................     57
Termination for Cause.................     57
Trademark Agreement...................     13
Trademarks............................     31
Transactions..........................     13
Unknown Branded Liabilities...........     26
Vail..................................     15

                                                                   EXHIBIT 2.6

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                            RALCORP HOLDINGS, INC.,
                              GENERAL MILLS, INC.
                                      AND
                          GENERAL MILLS MISSOURI, INC.

                                AUGUST 13, 1996

                                                                    EXHIBIT 2.1

                            REORGANIZATION AGREEMENT

     This Reorganization Agreement (the "Agreement"), dated as of January   ,
1997, by and among Ralcorp Holdings, Inc., a Missouri corporation ("Ralcorp"), New Ralcorp Holdings, Inc., a Missouri corporation ("New Ralcorp"), Ralston Foods, Inc., a Nevada corporation ("Foods"), Chex Inc., a Delaware corporation wholly owned by New Ralcorp (the "Branded Subsidiary"), and General Mills, Inc., a Delaware corporation ("Acquiror").

                                  WITNESSETH:

     WHEREAS, Ralcorp holds all of the issued and outstanding capital stock of Foods and all of the issued and outstanding capital stock of New Ralcorp; and

     WHEREAS, New Ralcorp holds all of the issued and outstanding capital stock of the Branded Subsidiary; and

     WHEREAS, Ralcorp's Board of Directors has approved, and on August 13, 1996 Ralcorp entered into, an Agreement and Plan of Merger (as amended on October 25, 1996, the "Merger Agreement") among Ralcorp, Acquiror and General Mills Missouri, Inc., a Missouri corporation ("Merger Sub"), pursuant to which this Agreement and certain other related agreements will be executed to accomplish the following transactions:

      (i) Ralcorp will cause Foods to be merged with and into New Ralcorp, with New Ralcorp as the surviving corporation of the merger (the "Internal Merger").

     (ii) Ralcorp will cause New Ralcorp to contribute, as a capital contribution, the assets and liabilities specified or described herein to the Branded Subsidiary.

    (iii) Ralcorp will contribute, as a capital contribution, the assets and liabilities specified or described herein to New Ralcorp.

     (iv) New Ralcorp will distribute all of the issued and outstanding shares of the capital stock of the Branded Subsidiary to Ralcorp (the "Internal Spinoff").

      (v) Ralcorp will distribute (the "Distribution") all of the issued and outstanding shares of capital stock of New Ralcorp (the "Common Stock") to the holders of Ralcorp's $.01 par value common stock (the "Ralcorp Stock").

     (vi) Acquiror will acquire Ralcorp (and the Branded Subsidiary) by virtue of a merger of Merger Sub with and into Ralcorp pursuant to the Merger Agreement.

     WHEREAS, the transfer of assets and liabilities of the Branded Business to the Branded Subsidiary, the Internal Merger and the Internal Spinoff, are intended to qualify for non-recognition treatment under Sections 368(a)(1)(D) and 355(a) of the Code;

     WHEREAS, in order to effect the Distribution, the Ralcorp Board (as hereinafter defined) has determined that it is necessary and desirable to distribute the outstanding shares of Common Stock on a pro rata basis to the holders of Ralcorp Stock;

     WHEREAS, the Distribution is intended to qualify for non-recognition treatment under Section 355 of the Code (as hereinafter defined);

     WHEREAS, in preparation for the Distribution, Ralcorp and New Ralcorp have prepared and filed with the SEC (as hereinafter defined), and the SEC has declared effective, a Registration Statement on Form 10 ("Form 10") pursuant to
Section 12(b) of the Exchange Act with respect to the Common Stock and associated Rights; and

                        INDEX TO FINANCIAL INFORMATION*

                                                                                        PAGE
                                                                                        ----
Consolidated Financial Statements:
  Report of Independent Accountants...................................................   F-1
  Consolidated Statement of Earnings..................................................   F-2
  Consolidated Balance Sheet..........................................................   F-3
  Consolidated Statement of Cash Flows................................................   F-4
  Consolidated Statement of Shareholders' Equity......................................   F-5
  Notes to Consolidated Financial Statements..........................................   F-6
  Quarterly Financial Information (Unaudited).........................................  F-21

* For financial reporting purposes under the federal securities laws, New Ralcorp is a "successor registrant" to Ralcorp. As a result, the historical financial information of New Ralcorp is the historical financial information of Ralcorp.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
Board of Directors of
Ralcorp Holdings, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Ralcorp Holdings, Inc. and its subsidiaries at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP
St. Louis, Missouri
October 30, 1996

                             RALCORP HOLDINGS, INC.

                       CONSOLIDATED STATEMENT OF EARNINGS
                  (DOLLARS IN MILLIONS EXCEPT PER SHARE DATA)

                                                                       YEAR ENDED SEPTEMBER 30
                                                                      1996        1995       1994
                                                                    --------    --------    ------
Net Sales.........................................................  $1,027.4    $1,013.4    $987.0
Costs and Expenses
  Cost of products sold...........................................     536.8       530.4     524.2
  Selling, general and administrative.............................     177.6       164.9     148.3
  Advertising and promotion.......................................     233.3       213.2     214.2
  Interest........................................................      26.8        28.2      12.3
  Nonrecurring charges............................................     109.5        21.9
  Restructuring charge............................................      16.5
  Other (income)/expense, net.....................................        --          --       0.1
                                                                    --------      ------    ------
                                                                     1,100.5       958.6     899.1
                                                                    --------      ------    ------
(Loss) Earnings before Income Taxes...............................     (73.1)       54.8      87.9
Income Taxes......................................................     (26.3)       21.4      34.3
                                                                    --------      ------    ------
Net (Loss) Earnings...............................................  $  (46.8)   $   33.4    $ 53.6
                                                                    ========      ======    ======
(Loss) Earnings per Common Share--
  (based on pro forma average shares for all periods prior to
  April 1, 1994)..................................................  $  (1.42)   $   1.00    $ 1.59
                                                                    ========      ======    ======

          The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                             RALCORP HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEET

                                                                                SEPTEMBER 30,
                                                                               ----------------
                                                                                1996      1995
                                                                               ------    ------
                                                                                 (IN MILLIONS
                                                                                 EXCEPT SHARE
                                                                                    DATA)
                                   ASSETS
Current Assets
  Cash......................................................................
  Receivables, less allowance for doubtful accounts.........................   $ 75.5    $ 86.3
  Inventories...............................................................    103.3     110.1
  Prepaid expenses..........................................................     14.2      11.1
                                                                               ------    ------
     Total Current Assets...................................................    193.0     207.5
Investments and Other Assets................................................     88.1      91.6
Deferred Income Taxes.......................................................     23.4
Property at Cost
  Land......................................................................     27.9      22.9
  Buildings.................................................................    112.6     134.1
  Machinery and equipment...................................................    370.4     469.9
  Construction in progress..................................................     26.1      42.4
                                                                               ------    ------
                                                                                537.0     669.3
Accumulated depreciation....................................................    214.4     252.2
                                                                               ------    ------
                                                                                322.6     417.1
                                                                               ------    ------
       Total................................................................   $627.1    $716.2
                                                                               ======    ======
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current maturities of long-term debt......................................   $  1.8    $  1.8
  Accounts payable and accrued liabilities..................................    100.6     102.8
                                                                               ------    ------
     Total Current Liabilities..............................................    102.4     104.6
Long-Term Debt..............................................................    376.6     395.4
Deferred Income Taxes.......................................................               20.2
Other Liabilities...........................................................     40.7      33.6
Commitments and Contingencies
Shareholders' Equity
  Common stock -- $.01 par value, issued shares: 1996 and 1995 --
     33,924,848.............................................................       .3        .3
  Capital in excess of par value............................................    130.9     131.0
  Retained (deficit) earnings...............................................      (.2)     46.6
  Common stock in treasury, at cost, 1,007,932 shares in 1996 and 658,522
     shares in 1995.........................................................    (22.7)    (13.8)
  Unearned portion of restricted stock......................................      (.9)     (1.7)
                                                                               ------    ------
     Total Shareholders' Equity.............................................    107.4     162.4
                                                                               ------    ------
       Total................................................................   $627.1    $716.2
                                                                               ======    ======

          The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                             RALCORP HOLDINGS, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           FOR THE YEAR ENDED
                                                                             SEPTEMBER 30,
                                                                       --------------------------
                                                                        1996      1995      1994
                                                                       ------    ------    ------
                                                                             (IN MILLIONS)
Cash Flow from Operations
  Net (loss) earnings...............................................   $(46.8)   $ 33.4    $ 53.6
  Adjustments to reconcile earnings to net cash flow provided by operations:
     Depreciation and amortization..................................     46.4      46.7      44.2
     Nonrecurring charges...........................................    109.5      21.9
     Restructuring charge, $16.5 less cash payments of $5.5.........     11.0
     Deferred income taxes..........................................    (45.8)     (8.4)     (2.0)
     Changes in assets and liabilities used in operations:
       Decrease (increase) in accounts receivable...................     10.8      (8.6)    (15.0)
       Decrease (increase) in inventories...........................      6.9     (16.0)     (4.1)
       (Increase) decrease in other current assets..................      (.9)     (1.0)      1.2
       Decrease (increase) in long-term receivables.................                5.7      (4.2)
       (Decrease) increase in accounts payable and accrued
        liabilities.................................................     (5.9)      (.4)     19.5
       (Decrease) increase in other current liabilities.............                          (.7)
       Other, net...................................................      6.6       7.1      (2.5)
                                                                       ------    ------    ------
     Net cash flow from operations..................................     91.8      80.4      90.0
                                                                       ------    ------    ------
Cash Flow from Investing Activities
  Acquisition.......................................................                        (39.2)
  Additions to property and intangible assets.......................    (66.7)    (66.1)    (38.2)
  Proceeds from the sale of property................................      6.0       4.3      19.2
  Other, net........................................................     (3.7)     (2.7)      (.4)
                                                                       ------    ------    ------
     Net cash used by investing activities..........................    (64.4)    (64.5)    (58.6)
                                                                       ------    ------    ------
Cash Flow from Financing Activities
  Discontinued sale of trade receivables............................                        (16.6)
  Net repayments under credit agreement.............................    (17.0)     (2.2)   (150.7)
  Proceeds from long-term debt......................................                        150.0
  Repayments of long-term debt, including current maturities........     (1.8)      (.2)      (.2)
  Repurchase of common stock........................................     (8.6)    (13.5)     (2.0)
  Net transactions with Ralston.....................................                        (12.7)
  Other, net........................................................                           .6
                                                                       ------    ------    ------
     Net cash (used) provided by financing activities...............    (27.4)    (15.9)    (31.6)
                                                                       ------    ------    ------
Net Decrease in Cash and Cash Equivalents...........................       --        --       (.2)
Cash and Cash Equivalents, Beginning of Year........................                           .2
                                                                       ------    ------    ------
Cash and Cash Equivalents, End of Year..............................   $   --    $   --    $   --
                                                                       ======    ======    ======

          The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                             RALCORP HOLDINGS, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                   FOR THE THREE YEARS ENDED SEPTEMBER 30, 1996
                                  -------------------------------------------------------------------------------
                                                                            COMMON STOCK
                                                                CAPITAL     IN TREASURY,               UNEARNED
                                   RALSTON      COMMON STOCK      IN           AT COST                PORTION OF
                                    EQUITY     --------------  EXCESS OF   ---------------  RETAINED  RESTRICTED
                                  INVESTMENT   SHARES  AMOUNT  PAR VALUE   SHARES   AMOUNT  EARNINGS     STOCK
                                  ----------   ------  ------  ---------   ------   ------  --------  -----------
                                                    (DOLLARS IN MILLIONS, SHARES IN THOUSANDS)
Balance, September 30, 1993......  $  474.4
  Net earnings...................      40.4
  Net transfer of
     assets/liabilities from
     Ralston.....................    (372.1)
  Net transactions with
     Ralston.....................     (12.7)
  Stock distribution to holders
     of RPG Stock................    (130.0)   33,878   $ .3    $ 129.8                                  $ (.1)
                                    -------    ------    ---     ------      ----    -----    -----       ----
Balance, March 31, 1994..........        --    33,878     .3      129.8                                    (.1)
  Net earnings...................                                                            $ 13.2
  Treasury stock purchased.......                                            (126)  $ (2.0)
  Activity under stock plans.....                  44               1.1       126      2.0                (3.1)
                                    -------    ------    ---     ------      ----    -----    -----       ----
Balance, September 30, 1994......        --    33,922     .3      130.9        --       --     13.2       (3.2)
  Net earnings...................                                                              33.4
  Treasury stock purchased.......                                            (633)   (13.5)
  Activity under stock plans.....                   3                .1       (26)     (.3)
  Amortization of restricted
     stock.......................                                                                          1.5
                                    -------    ------    ---     ------      ----    -----    -----       ----
Balance, September 30, 1995......        --    33,925     .3      131.0      (659)   (13.8)    46.6       (1.7)
                                    -------    ------    ---     ------      ----    -----    -----       ----
  Net earnings...................                                                             (46.8)
  Treasury stock purchased.......                                            (349)    (8.6)
  Activity under stock plans.....                                   (.1)               (.3)
  Amortization of restricted
     stock.......................                                                                           .8
                                    -------    ------    ---     ------      ----    -----    -----       ----
Balance, September 30, 1996......  $     --    33,925   $ .3    $ 130.9    (1,008)  $(22.7)  $  (.2)     $ (.9)
                                    =======    ======    ===     ======      ====    =====    =====       ====

          The above financial statement should be read in conjunction with the Notes to Consolidated Financial Statements.

                             RALCORP HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE 1: GENERAL INFORMATION

     Effective at the close of business on March 31, 1994 (the Distribution
Date) Ralcorp Holdings, Inc. (the Company) became an independent, publicly owned company as a result of the distribution by Ralston Purina Company (Ralston) of the Company's $.01 par value Common Stock (Ralcorp Stock) to holders of Ralston-Ralston Purina Group $.10 par value Common Stock (RPG Stock), at a distribution ratio of one for three (the Distribution). Prior to the Distribution, the Company was formed as a wholly owned subsidiary of Ralston for the purpose of effecting the Distribution. Included in this transaction was the transfer of substantially all of the assets and liabilities related to the branded and private label cereal business (excluding cereal products manufactured in Korea and France), baby food business, branded and private label crackers and cookies business, coupon redemption business and the ski operations business (collectively, the Ralcorp Businesses), all of which were previously owned by Ralston. Ralston did not retain any ownership interest in the Company.

     For the purpose of governing certain of the relationships between Ralston and the Company, as well as providing an orderly transition to the status of two separate companies, Ralston and the Company entered into various agreements, including the Agreement and Plan of Reorganization (the Reorganization Agreement), Tax Sharing Agreement, Bridging Agreement, Trademark Agreement and other agreements.

     These agreements deal with many operational issues, including (a) the separation of the Company from Ralston; (b) transitional services provided by Ralston to the Company, which included certain administrative, data processing and technical services and office facilities for use as the Company's headquarters; (c) certain research and other services provided by the Company to Ralston; (d) use of certain trademarks by the Company; and (e) the allocation of certain tax and other liabilities among the Company and Ralston.

     Charges for any services rendered between the Company and Ralston were determined on an arms' length basis. As of September 30, 1995 most of these arrangements had ended.

NOTE 2: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The financial statements as of, and for the years ended September 30, 1996 and 1995 are presented on a consolidated basis. The Statement of Earnings for the year ended September 30, 1994 includes the combined results of operations of the Ralcorp Businesses under Ralston for the six months prior to the Distribution Date and the consolidated results of operations of the Company for the six month period ended September 30, 1994. All significant intercompany transactions have been eliminated. The combined financial statements include assets, liabilities, revenues and expenses that are directly related to the Ralcorp Businesses.

     These financial statements include the accounts of Ralcorp and its majority-owned subsidiaries. All significant intercompany transactions are eliminated. Investments in affiliated companies, 20% through 50%-owned, are carried at equity.

     CASH EQUIVALENTS for purposes of the Statement of Cash Flows are considered to be all highly liquid investments with an original maturity of three months or less.

     FINANCIAL INSTRUMENTS -- The Company has a policy which allows the use of various derivative financial instruments to manage the Company's financial risk that exists as part of conducting business. Under the policy, the Company is not permitted to engage in speculative or leveraged transactions that have the potential for a disproportionate ratio between the change in value of the liability being hedged and the expected change in value of the related derivative instrument. The Company will not hold or issue financial instruments for trading purposes. As of September 30, 1996, the Company had two interest rate swap agreements outstanding, each with a notional principal amount of $50. The differential to be paid or received, with regard to these swap agreements, is accrued as interest rates change and is recognized over the life of the agreements.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     INVENTORIES are valued generally at the lower of average cost or market. In connection with purchasing key raw ingredient materials, the Company follows a policy of from time to time using commodities futures contracts to minimize the risk associated with market price fluctuations. Such contracts are accounted for as hedges, with related gains and losses ultimately included as part of the cost of products sold. The effect of any realized or deferred gains or losses is immaterial to the financial condition and results of operations of the Company.

     PROPERTY AT COST -- Expenditures for new facilities and those which substantially increase the useful lives of the property, including interest during construction, are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and gains or losses on the disposition are reflected in earnings.

     DEPRECIATION is generally provided on the straight-line basis by charges to costs or expenses at rates based on the estimated useful lives of the properties. Estimated useful lives range from 3 to 25 years for machinery and equipment and 10 to 50 years for buildings.

     INTANGIBLE ASSETS include the excess of cost over the net tangible assets of acquired businesses and are amortized over estimated periods of related benefit ranging from 4 to 40 years. The Company also defers systems development costs when they reach technological feasibility. Amounts deferred are amortized over estimated periods of related benefit not to exceed 5 years. Intangible assets are included in Investments and Other Assets.

     IMPAIRMENT -- The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its long-lived assets, identifiable intangibles and goodwill.

     PROPERTY HELD FOR DEVELOPMENT is recorded at cost and is included in Investments and Other Assets.

     INCOME TAXES -- In accordance with the Tax Sharing Agreement, the Company is liable for federal, state and local tax liabilities for taxable periods beginning after the Distribution Date. Accordingly, the Ralcorp Businesses were included in the consolidated federal, state and local income tax returns filed by Ralston for periods ending on or before the Distribution Date.

     Income taxes have been provided in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). FAS 109 requires the liability method of income tax accounting, accordingly, a deferred tax liability or asset is recognized for the effect of temporary differences between financial and tax reporting.

     EARNINGS PER SHARE -- The computation of earnings per common share for the years ended September 30, 1996 and 1995 are based on the weighted average number of shares of Ralcorp Stock outstanding for the years then ended. Earnings per common share for the year ended September 30, 1994 is computed using a combination of the average number of RPG Stock shares outstanding for the six months ended March 31, 1994, adjusted for the 1 for 3 distribution ratio, and the weighted average number of Ralcorp shares outstanding for the six months ended September 30, 1994.

     ADVERTISING COSTS are expensed in the year in which the costs are incurred.

     ESTIMATES -- The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     RECLASSIFICATIONS -- Certain reclassifications of the prior year's amounts have been made to conform with the current year presentation.

NOTE 3: BUSINESS SEGMENT INFORMATION

     The Business Segment Information section is an integral part of these financial statements. The related discussion of the Business Segments financial condition and results of operations is incorporated from "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

NOTE 4: NONRECURRING CHARGES

     In September 1996, the Company recorded a $109.5 pre-tax impairment charge related to its private label ready-to-eat cereal and consumer hot cereal operations. Recent and dramatic changes in the pricing and promotion environment of the ready-to-eat cereal category and the effect these changes have had and will continue to have on the Company's private label cereal business, caused the Company to record this charge. The charge was determined under the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," (FAS 121) which was issued by the Financial Accounting Standards Board in March 1995. FAS 121 established accounting standards for recognizing the impairment of long-lived assets, identifiable intangibles and goodwill, whether to be disposed of or to be held and used. In general, FAS 121 requires recognition of an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. Ultimately, it was determined that the projection of future cash flows generated by the private label cereal operations would not be sufficient to recover the carrying value of assets associated with such operations. The amount of the September 1996 impairment loss was recognized by the Company as a write-down of fixed assets to fair value.

     In September 1995, the Company decided to exit the industrial oats business and close oats milling operations at its Cedar Rapids, Iowa facility. This decision did not affect the Company's branded and private label consumer hot cereal business which will continue to operate at the Cedar Rapids location. The consumer and industrial oats businesses were acquired in November 1993 as part of the acquisition of the National Oats Company from Curtice Burns Foods, Inc.

     The decision to exit the industrial business and close milling operations was reached due to excess industry capacity which depressed selling prices despite significantly higher raw ingredient costs. In addition, the location of the milling operations placed the Company at a competitive disadvantage due to higher freight costs. As a result, the Company recorded, in fiscal 1995, a nonrecurring pre-tax charge of $10.1 to cover the costs of exit, consisting primarily of the write-down of the carrying value of related fixed assets, or $9.8, to fair value less related disposition costs. The fiscal 1995 operating loss, for the operations affected by the exit decision, was approximately $3.7.

     In addition to the exit-related charge, the Company also recorded a non-recurring pre-tax charge of $11.8 in fiscal 1995 representing the impairment of the remaining fixed and intangible assets related to the consumer hot cereal business. (A portion of the fiscal 1996 impairment charge also pertained to these assets). The entry of a significant new competitor into the private label hot cereal category adversely affected the price structure of the category and precipitated the impairment charge. Like the fiscal 1996 charge, this charge and the previously mentioned exit charge, were determined under the provisions FAS
121. The amount of the September 1995 impairment loss was recognized by the Company as a write-down of goodwill and fixed assets to fair value.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     With regard to all the above referenced charges, fair value was determined as the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

NOTE 5: RESTRUCTURING CHARGE

     For the year ended September 30, 1996, the Company recorded a pre-tax charge of $16.5 ($10.4 after taxes or $.31 per common share) to recognize the costs related to the restructuring of its ready-to-eat cereal subsidiary, Ralston Foods. As a result of this restructuring plan, approximately 100 positions have been eliminated from the Ralston Foods subsidiary and corporate support groups, primarily at the Company's headquarters in St. Louis. In addition, the restructuring plan includes the partial closing of the Ralston Foods production facility in Battle Creek, MI, thereby reducing excess production capacity in the Ralston Foods system and eliminating approximately 190 jobs from the production and administrative staffs at that facility.

     The components of the restructuring charge and utilization to date were as follows:

                                                                                         AS OF
                                                                                  SEPTEMBER 30, 1996
                                                                                  -------------------
                                                                       AMOUNTS     AMOUNT
                                                                       CHARGED    UTILIZED    BALANCE
                                                                       -------    --------    -------
Salaries, severance and benefits....................................    $ 8.0      $  5.0      $ 3.0
Fixed asset writedowns..............................................      7.3         7.3         --
Other...............................................................      1.2          .5         .7
                                                                        -----       -----       ----
     Total..........................................................    $16.5      $ 12.8      $ 3.7
                                                                        =====       =====       ====

NOTE 6: TRANSACTIONS WITH RALSTON

     The Company and Ralston entered into a Bridging Agreement under which Ralston will continue to provide certain administrative, data processing and technical services and office facilities for the Company's headquarters. As of September 30, 1995 most of these arrangements had ended. Prior to the Distribution Date the expenses related to these services were allocated to the Company based on utilization or other methods deemed reasonable by management. These allocations were $18.1 and $37.8 for the six months ended March 31, 1994, and year ended September 30, 1993, respectively. Actual expenses paid by the Company to Ralston for such services had declined to $1.7 for the year ended September 30, 1996 from $19.2 for the year ended September 30, 1995 and $10.3 for the six months ended September 30, 1994.

     In addition, the Company sells certain goods for resale outside the United States to Ralston. These transactions were at negotiated prices. Included in the Statement of Earnings are sales to Ralston of $17.7 for the year ended September 30, 1994.

     The Company also provides certain coupon and promotional materials processing services to Ralston. Terms and conditions for such services are similar to those negotiated by unrelated parties at arm's length, and the Company's charges to Ralston for these services were $7.7 for the year ended September 30, 1994.

NOTE 7: ACQUISITIONS

     In November 1993, the Company purchased the oats processing and packaging and cereal making operations of the National Oats Company division of Curtice Burns Foods, Inc., along with certain related manufacturing assets for $39.2.

     This acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations are included in the Consolidated Statement of Earnings from the date of acquisition.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE 8: INCOME TAXES

     The provisions for income taxes consisted of the following:

                                                                          1996     1995     1994
                                                                         ------    -----    -----
Current:
  United States.......................................................   $ 17.9    $26.2    $27.0
  State...............................................................      1.6      3.6      4.1
                                                                         ------    -----    -----
       Total current..................................................     19.5     29.8     31.1
                                                                         ------    -----    -----
Deferred:
  United States.......................................................    (42.1)    (7.9)     3.1
  State...............................................................     (3.7)     (.5)      .1
                                                                         ------    -----    -----
       Total deferred.................................................    (45.8)    (8.4)     3.2
                                                                         ------    -----    -----
Income taxes before cumulative effect of accounting changes...........   $(26.3)   $21.4    $34.3
                                                                         ======    =====    =====

     Income taxes were 36.0%, 39.1% and 39.0% of pre-tax earnings in 1996, 1995 and 1994, respectively. A reconciliation of income taxes with the amounts computed at the statutory federal rate follows:

                                                                          1996     1995     1994
                                                                         ------    -----    -----
Computed tax at federal statutory rate (35.0% for all years)..........   $(25.6)   $19.2    $30.8
State income taxes, net of federal tax benefit........................     (2.3)     2.0      2.7
Other, net............................................................      1.6       .2       .8
                                                                         ------    -----    -----
                                                                         $(26.3)   $21.4    $34.3
                                                                         ======    =====    =====

     The deferred tax assets and deferred tax liabilities as set forth on the consolidated balance sheet at September 30, 1996 and 1995 are as follows:

                                                                    DEFERRED TAX      DEFERRED TAX
                                                                       ASSETS         LIABILITIES
                                                                   --------------    --------------
                                                                   1996     1995     1996     1995
                                                                   -----    -----    -----    -----
Current:
  Accrued liabilities...........................................   $ 5.4    $ 4.4
  Inventories...................................................     3.0      1.9
  Other items...................................................      .4       .3
                                                                   -----    -----
       Total current............................................     8.8      6.6
                                                                   -----    -----
Noncurrent:
  Property basis differences....................................     4.0                      $35.4
  Postretirement benefits.......................................     5.9      5.5
  Intangible assets.............................................     7.0      3.9
  Workers' compensation.........................................     3.0      2.1
  Deferred compensation.........................................     1.7      2.4
  Other items...................................................     1.8      2.3
                                                                   -----    -----    -----    -----
       Total noncurrent.........................................    23.4     15.2              35.4
                                                                   -----    -----    -----    -----
Total deferred taxes............................................   $32.2    $21.8       --    $35.4
                                                                   =====    =====    =====    =====

     The significant change in property basis differences and intangible assets from September 30, 1995 to September 30, 1996 is directly attributable to the asset writedowns taken in conjunction with the impairment

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

of certain operating assets. See the "Nonrecurring Charges" footnote, found elsewhere in these Notes to Consolidated Financial Statements, for further information and details.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company believes it is probable that the net deferred tax assets, reflected above, will be realized on future tax returns, primarily from the generation of future taxable income.

     Total income tax payments made by the Company were $25.9 and $29.7 for the years ended September 30, 1996 and 1995, respectively. Tax payments due on income earned prior to the Distribution Date are the responsibility of Ralston.

NOTE 9: PENSION PLAN

     The Company sponsors a noncontributory defined benefit pension plan which covers substantially all regular employees in the United States. The plan provides retirement benefits based on years of service and final-average or career-average earnings. It is the Company's practice to fund pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 (ERISA) and federal income tax laws. Plan assets consist primarily of investments in commingled employee benefit trusts consisting of marketable equity securities, corporate and government debt securities and real estate.

     Prior to the spin-off, the Company participated in Ralston's defined benefit pension plans and certain jointly-administered multi-employer defined benefit plans and recorded pension costs as allocated by Ralston. The amount of such costs were $2.1 for the six months ended March 31, 1994, which includes the Company's expenses related to the multi-employer plans. The components of net pension costs for the periods subsequent to the spin-off include the following:

                                                         YEAR ENDED        YEAR ENDED      SIX MONTHS ENDED
                                                       SEPT. 30, 1996    SEPT. 30, 1995     SEPT. 30, 1994
                                                       --------------    --------------    ----------------
DEFINED BENEFIT PLAN
Service cost (benefits earned during the period)....       $  4.3            $  4.0             $  1.9
Interest cost on projected benefit obligation.......          5.6               4.8                2.4
Return on plan assets...............................        (10.7)             (8.3)              (2.9)
Net amortization and deferral.......................          4.8               3.1                 .4
                                                           ------             -----              -----
     Total..........................................       $  4.0            $  3.6             $  1.8
                                                           ======             =====              =====

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The following table presents the funded status of the Company's defined benefit plan and amounts recognized in the balance sheet at September 30, 1996 and 1995:

                                                                                1996      1995
                                                                               ------    ------
Actuarial present value of:
  Vested benefits...........................................................   $(54.6)   $(48.1)
  Nonvested benefits........................................................     (7.5)     (6.4)
                                                                               ------    ------
  Accumulated benefit obligation............................................    (62.1)    (54.5)
  Effect of projected future salary increases...............................    (17.3)    (18.1)
                                                                               ------    ------
  Projected benefit obligation..............................................    (79.4)    (72.6)
Plan assets at fair value...................................................     86.3      77.5
                                                                               ------    ------
Plan assets in excess of projected benefit obligation.......................      6.9       4.9
Unrecognized net gain.......................................................    (16.7)    (12.7)
Unrecognized prior service cost.............................................      3.9       5.0
Unrecognized net asset at transition........................................      (.6)      (.6)
                                                                               ------    ------
Accrued pension costs included in Consolidated Balance Sheet................   $ (6.5)   $ (3.4)
                                                                               ======    ======

     As a result of the elimination of a significant number of jobs through the restructuring initiatives taken in the third quarter of fiscal 1996, see the "Restructuring Charge" footnote, the Company recognized a curtailment gain of $.7 to the pension plan.

     The key actuarial assumptions used in determining net pension costs and the projected benefit obligation were as follows:

                                                                                    1996       1995
                                                                                  --------   --------
Discount rate..................................................................     7  5/8%    7  5/8%
Rate of future compensation increases..........................................     5  1/4%    5  1/4%
Long-term rate of return on plan assets........................................     9  1/2%    9  1/2%

     In addition, the Company sponsors a defined contribution plan covering a substantial majority of its employees under which the Company makes matching contributions of up to 100% of employee contributions depending on years of service. The Company matching contribution is capped at a certain percentage of employee earnings. Prior to the spin-off, most employees of the Company participated in Ralston's defined contribution plan which provided benefits on the same basis. The cost of the Company's defined contribution plan for the years ended September 30, 1996 and 1995 and six months ended September 30, 1994 were $5.2, $5.7 and $3.0, respectively. The costs allocated to the Company related to its participation in Ralston's defined contribution plan prior to the spin-off totaled $3.1 for the six months ended March 31, 1994.

NOTE 10: POSTRETIREMENT BENEFITS OTHER THAN PENSIONS AND POSTEMPLOYMENT BENEFITS

     The Company provides health care and life insurance benefits for certain groups of retired employees who meet specified age and years of service requirements. The Company is, however, phasing out its subsidy of medical benefits for a substantial majority of its future retirees. Retiree contributions are adjusted periodically in order to share increases in the costs of providing medical benefits.

     Prior to the spin-off, Ralston allocated the cost of these benefits to the Company. The costs of retiree health and life insurance benefits allocated to the Company by Ralston prior to the spin-off were $.7 for the six months ended March 31, 1994.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The net periodic cost of postretirement benefits for the period subsequent to the spin-off includes the following components:

                                                         YEAR ENDED        YEAR ENDED      SIX MONTHS ENDED
                                                       SEPT. 30, 1996    SEPT. 30, 1995     SEPT. 30, 1994
                                                       --------------    --------------    ----------------
Service cost........................................        $ .3             $   .3             $   .2
Interest cost.......................................         1.0                 .9                 .5
Amortization of unrecognized prior service cost.....          .1                (.1)
                                                            ----             ------             ------
Net periodic postretirement benefit costs...........        $1.4             $  1.1             $   .7
                                                            ====             ======             ======

     The following table sets forth the status of the Company's postretirement benefit plans at September 30, 1996 and 1995:

                                                                        1996               1995
                                                                   --------------    ----------------
Accumulated postretirement benefit obligation:
  Retirees......................................................       $  3.4             $  2.1
  Fully eligible active plan participants.......................          6.5                6.8
  Other active plan participants................................          4.4                4.6
                                                                       ------             ------
Total accumulated postretirement benefit obligation.............         14.3               13.5
Unrecognized net gain...........................................          1.8                1.8
Unrecognized prior service cost.................................          (.7)               (.8)
                                                                       ------             ------
Accrued postretirement benefit costs included in Consolidated
  Balance Sheet.................................................       $ 15.4             $ 14.5
                                                                       ======             ======

     As a result of the elimination of a significant number of jobs through the restructuring initiatives taken in the third quarter of fiscal 1996, see the "Restructuring Charge" footnote, the Company recognized a curtailment gain of $.2 to the postretirement medical and life insurance plan.

     Actuarial assumptions used to determine the accumulated postretirement benefit obligation include a discount rate of 7 5/8% in 1996 and 1995. In 1996 and 1995, the annual increase in per capita costs of covered health care benefits is assumed to be 6% for all years. If the health care trend rates were increased one percentage point, the current year postretirement benefit costs would have increased $.2 and the accumulated postretirement benefit obligation as of September 30, 1996 would have increased $2.1.

     In 1995, the Company adopted Statement of Financial Accounting Standards No. 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." FAS 112 requires recognition of benefits provided by an employer to former or inactive employees after employment but prior to such employees' retirement. The effect of the adoption of this standard did not have a material impact on the Company's financial position or results of operations.

NOTE 11: LONG TERM DEBT

     The Company has available certain borrowings under credit agreements with a number of banks (Bank Credit Agreements). Provisions of the Bank Credit Agreements require that the Company maintain certain financial ratios and a minimum level of shareholders' equity. There was $300.0 available under the Bank Credit Agreements at September 30, 1995 and through an amendment, in March 1996, the funds available under the Bank Credit Agreements were reduced to $275.0. The March 1996 amendment also revised the Bank Credit Agreements maturity date to March 12, 2001.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     At September 30, 1996 and 1995, long-term debt associated with the Company's businesses consisted of the following:

                                                                         1996      1995
                                                                        ------    ------
        8.75% Notes due 2004.........................................   $150.0    $150.0
        Bank Credit Agreements.......................................    200.1     217.1
        10.85% and 11.15% Notes due 9/30/97 and 9/30/98..............      3.0       4.5
        Refunding Revenue Bonds Series 90
          7.20%-7.875% due 9/2/98, 9/1/06 and 9/1/08.................     20.4      20.4
        Refunding Revenue Bonds Series 91
          7.125% and 7.375% due 9/1/02 and 9/1/10....................      3.0       3.0
        Other........................................................      1.9       2.2
                                                                        ------    ------
                                                                         378.4     397.2
        Less Current Portion.........................................     (1.8)     (1.8)
                                                                        ------    ------
                                                                        $376.6    $395.4
                                                                        ======    ======

     Included in the Bank Credit Agreements line item, at September 30, 1996, is $140.0 of bank debt that has been borrowed directly by the Company's Resort Operations and is fully guaranteed by the Company. Also included in the Bank Credit Agreements line item are short term notes which have maturities ranging from one day to one month and have been classified as long term debt based on the Company's intent and ability to renew the obligations on a long-term basis.

     Scheduled aggregate maturities on all long-term debt outstanding as of September 30, 1996 are $3.2, $.3, $.3 and $200.5 for the years ending September 30, 1998 through 2001. These aggregate maturities include outstanding commitments at September 30, 1996 under the Bank Credit Agreements, which expire on March 12, 2001. The Company is subject to the payment of commitment fees based on a fraction of a percentage on the unused portion of the revolving credit facility included in the Bank Credit Agreements.

NOTE 12: FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values

     The Company's financial instruments primarily include certain short-term instruments and short and long-term debt. As of September 30, 1996 and 1995, the fair value of long-term debt, including current maturities, was $391.6 and $414.2, respectively, compared to the carrying value of $378.4 and $397.2, respectively. The fair value of the Company's long-term debt has been estimated using primarily quoted market prices obtained through independent pricing sources for the same or similar types of borrowing arrangements, taking into consideration the underlying terms of the debt, such as the coupon rate, term to maturity, tax impact to investors and imbedded call options, if any.

     Due to their nature, the carrying amounts of short-term financial instruments, such as receivables and accounts payable, reported on the Consolidated Balance Sheet approximate fair value.

Interest Rate Swap Agreements

     In November 1995, in order to hedge its exposure to interest rate fluctuations on $100 of existing floating rate borrowings under the bank credit agreements, the Company entered into two interest rate swap transactions. Notional amounts under both transactions are $50 and have terms that expire in November 1997 and November 1998. Through these interest rate swaps, the Company pays interest based on fixed rates of 5.575 percent, for the swap expiring in November 1997, and 5.682 percent, for the swap expiring November

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

1998, while receiving a LIBOR-based floating rate. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, management does not anticipate such nonperformance. The impact of these interest rate swaps on fiscal 1996 interest expense was immaterial to the Company's results of operations.

     At September 30, 1996, the fair value of the outstanding interest rate swaps was approximately $.7 of income. This fair value is the estimated amount the Company would receive to unwind the interest rate swap agreements, taking into account current interest rates and the credit risk of the counterparties.

Concentration of Credit Risk

     The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 1996 and 1995 the amount of such receivables was $3.1 and $4.0, respectively. Consideration was given to the financial position of these customers when determining the appropriate allowance for doubtful accounts.

NOTE 13: SHAREHOLDERS' EQUITY

     The Company's Restated Articles of Incorporation authorize the issuance of up to 300,000,000 shares of Common Stock, par value $.01, and 10,000,000 shares of Preferred Stock, par value $.01. As of September 30, 1995, the Company had approximately 33,266,000 shares of Common Stock issued and outstanding. The Company has not issued any shares of Preferred Stock. The terms of any series of Preferred Stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities and redemption) may be set by the Company's Board of Directors.

     On March 24, 1994 the Ralston Board of Directors declared a dividend distribution of one share purchase right (Right) for each outstanding share of the Company's Common Stock. Each Right entitles a shareholder to purchase from the Company one common share at an exercise price of $75 per share subject to antidilution adjustments. The Rights, however, become exercisable only at the time a person or group acquires or commences a public tender offer for 20% or more of the Company's Common Stock. If an acquiring person or group acquires 20% or more of the Company's Common Stock, the price will be further adjusted so that holders of Rights (other than the acquiring person or group) may purchase Common Stock at one-third of its then market price. In the event that the Company merges with, or transfers 50% or more of its assets or earning power to, any person or group after the Rights become exercisable, holders of the Rights may purchase, at the exercise price, Common Stock of the acquiring entity having a value equal to twice the exercise price. The Rights can be redeemed by the Board of Directors at $.05 per Right only up to the date a person or group acquires 20% or more of the Company's Common Stock. Also, following the acquisition by a person or group of beneficial ownership of at least 20% but less than 50% of the Company's Common Stock, the Board may exchange the Rights for Common Stock at a ratio of one share of Common Stock per Right. The Rights expire on March 31, 2004.

     On May 25, 1995, the Company's Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock. This authorization allows the Company's management to make purchases from time to time at prevailing market prices. The previous year's Board-approved repurchase authorization of $15.0 worth of the Company's Common Stock was completed during the current fiscal year. For the year ended September 30, 1996, the Company repurchased approximately 349,000 shares for $8.6, for the year ended September 30, 1995, the Company repurchased approximately 633,000 shares for $13.5 and for the six month period ended September 30, 1994 the Company repurchased approximately 126,000 shares for $2.0, pursuant to such authorizations.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     On September 23, 1994, the Company's Board of Directors approved the grant of 170,000 shares of Common Stock for restricted stock awards. All of the previously repurchased treasury shares during the six months ended September 30, 1994, along with approximately 44,000 new shares, were issued under the restricted stock award.

     At September 30, 1996, there were 2,665,304 shares of Company Common Stock reserved under various employee incentive compensation and benefit plans.

NOTE 14: INCENTIVE COMPENSATION

     The Company's Incentive Stock Plan (Plan), adopted in March 1994, reserves shares which will be used for various stock based compensation awards. The Plan provides that eligible employees may receive stock option awards and other stock awards payable in whole or part by the issuance of stock. During 1995, the Company issued performance-based stock option awards at an option price equal to the fair market value of the shares at grant date. These awards would vest and become exercisable only upon achievement of certain share price growth targets. Compensation expense was recognized throughout the first six months of fiscal 1996 for these awards based on the difference between the share price at grant date and the share price when the required growth targets are achieved. The recognition of compensation expense was discontinued, however, upon the determination that the share price growth targets would not be met. At spin-off, stock option awards relating to shares of RPG Stock held by employees of the Company were replaced with awards based on the Company's Common Stock according to a formula which maintained the then current relationship between the option price and the market value of the shares. During 1994, subsequent to the spin-off, additional stock option awards were issued at an option price equal to the fair market value of the shares at grant date and, accordingly, no charge against earnings was made. Proceeds from the exercise of stock options are credited to the appropriate capital accounts.

     Changes in incentive and nonqualified stock options outstanding are summarized as follows:

                                                                              SHARES UNDER OPTION
                                                                              -------------------
Outstanding at September 30, 1994 ($13.23 to $26.14 per share).............          994,842
Granted ($23.63 per share).................................................          318,800
Exercised ($13.23 per share)...............................................           (3,576)
Canceled...................................................................           (7,439)
                                                                                   ---------
Outstanding at September 30, 1995 ($13.23 to $26.14 per share).............        1,302,627
                                                                                   ---------
Granted....................................................................               --
Exercised ($13.23 to $24.08 per share).....................................          (13,555)
Canceled...................................................................          (63,191)
                                                                                   ---------
Outstanding at September 30, 1996 ($13.23 to $26.14 per share).............        1,225,881
                                                                                   =========
Shares exercisable at:
  September 30, 1995.......................................................          175,815
                                                                                   ---------
  September 30, 1996.......................................................          245,019
                                                                                   ---------

     At September 30, 1996 and 1995 there were 1,386,803 and 1,381,081 shares, respectively, available for future awards. In addition, at September 30, 1996 and 1995, 98,122 and 140,482 shares, respectively, of restricted stock awards were outstanding. Restrictions on shares of restricted stock issued to eligible employees lapse over periods ranging up to 36 months provided continued employment and, in certain cases, minimum stock price requirements are met. Compensation cost is recognized over this vesting period.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The Ralcorp Board has determined that immediately prior to the Distribution, the value of stock options in Ralcorp Common Stock held by employees will be paid to the recipient in cash. Stock options that have an exercise price higher than the current price of Ralcorp Common Stock will be valued at $0.50 per share. The Company estimates that total payments related to the cash settlement of stock options will be $4.7, which will be recognized as additional compensation expense in fiscal 1997.

NOTE 15: COMMITMENTS AND CONTINGENCIES

     The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve highly complex questions of fact and law.

     On January 4, 1993, Ralston was served with the first of nine substantively identical actions currently pending in the United States District Court for the District of New Jersey. The suits have been consolidated and styled In Re Baby Food Antitrust Litigation, No. 92-5495 (NHP). The consolidated proceeding is a certified class action by and on behalf of all direct purchasers of baby foods (other than the defendants and governmental entities), alleging that the Beech-Nut baby food business (and its predecessor Nestle Holdings, Inc.) together with Gerber Products Company and H. J. Heinz Company, conspired to fix, maintain and stabilize the prices of baby foods during the period January 1, 1975 to August 31, 1992, and seeking treble damages.

     On January 19 and 21, 1993, Ralston was served with two class actions on behalf of indirect purchasers (consumers) of baby food in California, which contain substantially identical charges. These actions have been consolidated in the Superior Court for the County of San Francisco and styled Bruce, et al. v. Gerber Products Company, et al., No. 94-8857. On January 19, 1993, Ralston was served with a similar action filed in Alabama state court on behalf of indirect purchasers of baby food in Alabama, styled Johnson, et al. v. Gerber Products Company, et al., No. 93-L-0333-NE. Both state actions allege violations of state antitrust laws and are substantively identical to each other. Similar state actions may be filed in states having laws permitting suits by indirect purchasers. Ralston and the Company have agreed in the Reorganization Agreement that all expenses related to the above antitrust matters will be shared equally, but that Ralcorp's liability for any settlement or judgment will not exceed $5 million. Expenses and liability with respect to certain other lawsuits which are not believed by the Company to be material, either individually or in the aggregate, will also be shared pursuant to the Reorganization Agreement.

     The operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal. Certain Company businesses have received notices from the U.S. Environmental Protection Agency, state agencies, and /or private parties seeking contribution, that they have been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act, and the Company may be required to share in the cost of cleanup with respect to three waste disposal sites. The Company's ultimate liability in connection with environmental matters may depend on many factors including, but not limited to, the volume of material contributed to a site, the existence of other parties responsible for remediation and their financial viability, reports of experts (internal or external), and the remediation methods and technology to be used.

     Except as noted, many of the foregoing matters are in preliminary stages, involve complex issues of law and fact and may proceed for protracted periods of time. The amount of alleged liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known as well as upon the limitation of its liabilities set forth in the Reorganization Agreement, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal clams which are probable of

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

assertion, taking into account established accruals for estimated liabilities, should not be material to the Company's consolidated financial position or results of operations. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters should not be material to the Company's consolidated financial position or results of operations.

LEASE COMMITMENTS

     Future minimum rental commitments under noncancelable operating leases in effect as of September 30, 1996 were: 1997 - $3.8, 1998 - $3.5, 1999 - $3.1,
2000 - $2.3, 2001 - $1.0, thereafter - $0.8.

     Total rental expense for all operating leases was $5.3 in 1996, $4.1 in 1995 and $4.2 in 1994.

NOTE 16: SUPPLEMENTAL EARNINGS STATEMENT INFORMATION

                                                                          1996     1995     1994
                                                                          -----    -----    -----
Maintenance and repairs................................................   $32.5    $29.7    $29.3
Research and development...............................................     6.5      7.4      6.7

NOTE 17: SUPPLEMENTAL CASH FLOW STATEMENT INFORMATION

                                                                          1996     1995     1994
                                                                          -----    -----    -----
Interest paid..........................................................   $27.6    $27.9    $11.3
Income taxes paid......................................................    25.9     29.7     38.5

     Interest paid by the Company during the six month period ended September 30, 1994 was $10.2. Interest payments for the six month period ended March 31, 1994 and prior years were the responsibility of Ralston. Total income tax payments made by the Company after the Distribution Date were $14.5. Tax payments due on income earned prior to the Distribution Date are the responsibility of Ralston.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

NOTE 18: SUPPLEMENTAL BALANCE SHEET INFORMATION

                                                                                1996      1995
                                                                               ------    ------
Receivables (current) --
  Trade.....................................................................   $ 63.3    $ 77.9
  Income taxes..............................................................      6.6       4.4
  Other.....................................................................      6.6       4.8
  Allowance for doubtful accounts...........................................     (1.0)      (.8)
                                                                               ------    ------
                                                                               $ 75.5    $ 86.3
                                                                               ======    ======
Inventories --
  Raw materials and supplies................................................   $ 26.5    $ 33.4
  Finished products.........................................................     76.8      76.7
                                                                               ------    ------
                                                                               $103.3    $110.1
                                                                               ======    ======
Prepaid Expenses --
  Deferred income tax benefits..............................................   $  8.8    $  6.6
  Prepaid expenses..........................................................      5.4       4.5
                                                                               ------    ------
                                                                               $ 14.2    $ 11.1
                                                                               ======    ======
Investments and Other Assets --
  Intangible assets (net of accumulated amortization:
     1996 -- $10.4 and 1995 -- $7.5(a)).....................................   $ 43.2    $ 45.3
  Property held for development.............................................     12.4      17.3
  Investments in affiliated companies.......................................     29.1      25.3
  Deferred charges and other assets.........................................      3.4       3.7
                                                                               ------    ------
                                                                               $ 88.1    $ 91.6
                                                                               ======    ======
Accounts Payable and Accrued Liabilities --
  Trade accounts payable....................................................   $ 54.7    $ 66.1
  Incentive compensation, salaries and vacations............................      7.0       6.6
  Property taxes............................................................      5.3       4.6
  Shutdown reserves.........................................................      7.6       5.8
  Advertising...............................................................      9.6       6.4
  Other items...............................................................     16.4      13.3
                                                                               ------    ------
                                                                               $100.6    $102.8
                                                                               ======    ======

-------------------------
(a) Excludes $.8 of amortization related to National Oats goodwill, all of which was eliminated through the September 1995 nonrecurring charges.

NOTE 19: ANALYSIS OF BALANCE SHEET CHANGES

                                                                   1996         1995         1994
                                                                   ----         ----         ----
Allowance for Doubtful Accounts --
  Balance, beginning of year....................................   $ .8         $ .7         $ .9
  Provision charged to expense..................................     .8           .4           .3
  Writeoffs, less recoveries....................................    (.6)         (.3)         (.5)*
                                                                   ----         ----         ----
Balance, end of year............................................   $1.0         $ .8         $ .7
                                                                   ====         ====         ====

-------------------------
* Includes $.4 adjustment to beginning allocated balance, actual writeoffs were $.1.

                             RALCORP HOLDINGS, INC.

                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                       1996           1995           1994
                                                      ------         ------         ------
Property at Cost --
  Balance, beginning of year.......................   $669.3         $634.9         $590.5
  Additions........................................     60.2           59.3           62.0(d,e)
  Acquisitions(f)..................................                                   22.4
  Disposals........................................   (192.5)(a)      (24.9)(c)      (40.0)(g)
                                                      ------         ------         ------
Balance, end of year...............................   $537.0         $669.3         $634.9
                                                      ======         ======         ======
Accumulated Depreciation --
  Balance, beginning of year.......................   $252.2         $218.7         $177.9
  Depreciation provision...........................     43.5           44.1           60.6(d,e)
  Disposals........................................    (81.3)(b)      (10.6)(c)      (19.8)(g)
                                                      ------         ------         ------
Balance, end of year...............................   $214.4         $252.2         $218.7
                                                      ======         ======         ======

-------------------------
(a) Includes the impairment of assets related to the private label ready-to-eat cereal and consumer hot cereal operations (decrease of $178.6).

(b) Includes the impairment of assets related to the private label ready-to-eat cereal and consumer hot cereal operations (decrease of $78.0). Also, includes asset writedown related to the third quarter fiscal 1996 restructuring charge, which increased accumulated depreciation $5.8.

(c) Includes write-down of fixed assets related to exit of industrial oats and oats milling operations and impairment of the consumer hot cereal business (decreases of $13.1 in property and $3.1 in accumulated depreciation).

(d) Includes valuation adjustment related to Keystone Resort ($13.9 addition to property and accumulated depreciation).

(e) Includes asset transfers from Ralston at spin-off of $9.9, and related accumulated depreciation of $5.0.

(f) Includes acquisition of National Oats in 1994.

(g) Represents net book value of property disposals. Actual proceeds from the sale of the related property were $19.2.

                             RALCORP HOLDINGS, INC.

                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

     The results of any single quarter are not necessarily indicative of the Company's results for the full year. Net earnings of the Company are highly seasonal, primarily due to resort operations which earn more than the entire year's operating profit during the second fiscal quarter. Cereal operations are also affected by seasonal CHEX party mix promotions which increase sales volume during the first fiscal quarter of the year.

                 FISCAL 1996                     FIRST      SECOND   THIRD        FOURTH
----------------------------------------------   ------     ------  --------      -------
Net sales.....................................   $295.3     $277.4   $ 230.1      $ 224.6
Gross profit..................................    153.0      138.0     103.5         96.1
Net earnings (loss)...........................     14.7       21.2     (16.3)(a)    (66.4)(b)(c)
Net earnings per common share(e)(f)...........      .44        .64      (.50)(a)    (2.02)(b)(c)

                 FISCAL 1995                     FIRST      SECOND     THIRD        FOURTH
----------------------------------------------   ------     ------     ------       ------
Net sales.....................................   $278.4     $258.3     $231.5       $245.2
Gross profit..................................    146.0      123.4      105.4        108.2
Net earnings..................................     17.1       21.9        5.1        (10.7)(d)
Net earnings per common share(e)(f)...........      .51        .65        .15         (.32)(d)

-------------------------
(a) Net earnings (loss) and earnings (loss) per share were negatively affected by the inclusion of pre-tax restructuring charge of $20.7 ($12.7 after taxes, or $.39 per share).

(b) Net earnings (loss) and earnings (loss) per share were negatively affected by the inclusion of pre-tax nonrecurring charges of $109.5 ($68.8 after taxes, or $2.09 per share) and the recording of certain transaction costs related to the Company's proposed resorts sale totaling $4.0, pre-tax ($2.5 after taxes, or $.08 per share). Partially offsetting these negative factors was a pre-tax adjustment to the third quarter restructuring charge of $4.2 ($2.6 after taxes, of $.08 per share).

(c) Net earnings were favorably impacted by adjustments to advertising and promotion accruals recorded earlier in the year. Advertising and promotion expense for the fiscal 1996 fourth quarter was $44.1 compared to fiscal 1995 fourth quarter expense of $52.1, despite full fiscal 1996 advertising and promotion expense being $20.1 higher than fiscal 1995. This adjustment became necessary when it was determined that redemption levels for in-ad coupon programs and cereal sales volumes were below the expectations used to record advertising and promotion expense in the previous fiscal 1996 quarters.

(d) Net earnings (loss) and earnings (loss) per share for the fourth quarter of 1995 were negatively affected by the inclusion of pre-tax nonrecurring charges of $21.9 ($13.6 after taxes, or $.41 per share) and by the write-off of small dollar accounts receivable of $2.4, pre-tax ($1.5, after taxes, or $.045 per share).

(e) Based on actual weighted average outstanding shares of Ralcorp Stock for all periods presented.

(f) Earnings (loss) per common share is computed independently for each of the periods presented, therefore, the sum of the earnings per common share amounts for the quarters may not equal the total for the year.

RFG0354

                                 EXHIBIT INDEX

     EXHIBIT NO.                                  DESCRIPTION                                 PAGE
     -----------    -----------------------------------------------------------------------   ----
         2.1        Form of Reorganization Agreement
         2.2        Form of Tax Sharing Agreement
         2.3        Form of Transition Services--Supply Agreement
         2.4        Form of Technology Agreement
         2.5        Form of Trademark Agreement
         2.6        Form of Agreement and Plan of Merger
         3.1        Form of Articles of Incorporation of New Ralcorp Holdings, Inc.
         3.2        Form of Bylaws of New Ralcorp Holdings, Inc.
         4.1        Form of Shareholder Protection Rights Agreement between New Ralcorp
                    Holdings, Inc. and Boatmen's Trust Company, as Rights Agent
        10.01       Form of New Ralcorp Incentive Stock Plan
        10.02       Forest Services Permits (P)
        10.03       Form of Management Continuity Agreement
        10.04       Form of Employment Agreement For Mr. Joe R. Micheletto
        10.05(a)    Form of Employment Agreement for Mr. James A. Nichols
        10.05(b)    Form of Employment Agreement for Mr. Kevin J. Hunt
        10.05(c)    Form of Employment Agreement for Mr. Robert W. Lockwood
        10.05(d)    Form of Employment Agreement for Mr. David P. Skarie
        10.06       Change in Control Severance Plan
        10.07       Split Dollar Second to Die Life Insurance Arrangement
        10.08       Deferred Compensation Plan For Non-Management Directors
        10.09       Deferred Compensation Plan For Key Employees
        10.10       Executive Life Insurance Plan
        10.11       Executive Health Plan
        10.12       Executive Long Term Disability Plan
        10.13       Form of Indemnification Agreement
        10.14       Supplemental Retirement Plan
        10.15       Executive Savings Investment Plan
        10.16       Stock Purchase Agreement By and Among Vail Resorts, Inc., Ralston
                    Foods, Inc. and Ralston Resorts, Inc. dated July 22, 1996.
        21          List of New Ralcorp Subsidiaries
        27          Financial Data Schedule